                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-59333


THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT.


                   SUBJECT TO COMPLETION, DATED JULY 29, 1998
      PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 17, 1998

                                 800,000 SHARES

                                [FIRSTCITY LOGO]

                       % CUMULATIVE PREFERRED STOCK, SERIES A

     FirstCity Financial Corporation, a Delaware corporation (the "Company"), is
offering 800,000 shares of   % Cumulative Preferred Stock, Series A, stated
value $100.00 per share (the "Series A Preferred Stock"). Cumulative cash dividends on the Series A Preferred Stock will be payable, if declared by the Board of Directors of the Company, quarterly on the fifteenth of January, April,
July and October of each year, commencing January 15, 1999, at a rate of   % per
annum (equivalent to $     per annum per share). On and after September 30,
2004, the Series A Preferred Stock will be redeemable at the option of the
Company, in whole or in part, initially at a redemption price of $     per share
through October 14, 2005, at a redemption price of $     per share through
October 14, 2006, and thereafter at the stated value of $100.00 per share, together in each case with accumulated and unpaid dividends thereon. The Series A Preferred Stock is subject to mandatory redemption on September 30, 2008 at a redemption price of $100.00 per share, together with accumulated and unpaid dividends thereon. See "Certain Terms of the Series A Preferred Stock."

     The Company expects that the Series A Preferred Stock will be purchased by a limited number of investors and will therefore not qualify for listing on the NASDAQ National Market upon completion of the offering. Although the Company has applied for an exemption from the minimum holder and public float requirements of The NASDAQ Stock Market to allow the Series A Preferred Stock to be listed on the NASDAQ National Market, there can be no assurance that such exemption will be granted.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-11 AND PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                        PRICE                                   PROCEEDS
                                                         TO              UNDERWRITING              TO
                                                      PUBLIC(1)          DISCOUNTS(2)          COMPANY(3)
--------------------------------------------------------------------------------------------------------------
Per Share......................................           $                    $                    $
--------------------------------------------------------------------------------------------------------------
Total..........................................           $                    $                    $
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Plus accrued dividends, if any, from the date of original issuance.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $350,000.

     The shares of Series A Preferred Stock to be distributed to the public are offered by the Underwriters, subject to prior sale, when, as and if received and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw or cancel such offer and to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Series A Preferred Stock will be made against payment thereon in New York, New
York on or about             , 1998.

KEEFE, BRUYETTE & WOODS, INC.                                 PIPER JAFFRAY INC.

          The date of this Prospectus Supplement is             , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF PREFERRED STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF PREFERRED STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements (including the Notes thereto) included elsewhere in this Prospectus Supplement or incorporated by reference herein. Unless the context otherwise requires, references in this Prospectus Supplement to the "Company' and "FirstCity" shall mean FirstCity Financial Corporation, a Delaware corporation, and its subsidiaries and predecessors. References to the Company for periods prior to July 3, 1995 refer to the Company's predecessor, J-Hawk Corporation.

                                  THE COMPANY

GENERAL

     The Company is a diversified financial services company headquartered in Waco, Texas with over 100 offices throughout the United States and a presence in France, Asia and Mexico. The Company began operating in 1986 as a specialty financial services company focused on acquiring and resolving distressed loans and other assets purchased at a discount relative to the aggregate unpaid principal balance of the loans or the appraised value of the other assets ("Face Value"). To date, the Company has acquired, for its own account and through various affiliated partnerships, pools of assets or single assets (collectively referred to as "Portfolio Assets" or "Portfolios") with a Face Value of approximately $3.0 billion. In 1996, the Company adopted a growth strategy to diversify and expand its financial services business. To implement its growth strategy, the Company has acquired or established several businesses in the financial services industry, building upon its core strength and expertise as one of the earliest participants in the business of acquiring and resolving distressed financial assets and other assets. The Company's servicing expertise, which it has developed largely through the resolution of distressed assets, is a cornerstone of its growth strategy. Today the Company is engaged in three principal businesses: (i) residential and commercial mortgage banking; (ii) Portfolio Asset acquisition and resolution; and (iii) consumer lending.

BUSINESS STRATEGY

     The Company's business strategy is to continue to broaden and expand its business within the financial services industry while building on its core servicing strengths and credit expertise. The following principles are key elements to the execution of the Company's business strategy:

     - Expand the financial products and services offered by existing businesses.

     - Broaden its sources of revenue and operating earnings by developing or acquiring additional businesses that leverage its core strengths and management expertise.

     - Cross-sell between the Company's businesses.

     - Invest in fragmented or underdeveloped markets in which the Company has the investment and servicing expertise to achieve attractive risk adjusted rates of return.

     - Pursue new business opportunities through joint ventures, thereby capitalizing on the expertise of partners whose skills complement those of the Company.

     - Maximize growth in earnings, thereby permitting the utilization of the Company's substantial tax net operating loss carryforwards.

MORTGAGE BANKING

     The Company engages in the mortgage banking business through two principal subsidiaries, FirstCity Financial Mortgage Corporation ("Mortgage Corp.") and FC Capital Corporation ("Capital Corp."). Mortgage Corp. is a direct retail and broker retail mortgage bank, which originates, purchases, sells and services residential and commercial mortgage loans through more than 80 offices throughout the United

States. The Company acquired Mortgage Corp. (then named Harbor Financial Group, Inc.) by merger in July 1997 (the "Harbor Merger").

     Mortgage Corp. originates and purchases both fixed rate and adjustable rate residential mortgage loans, primarily secured by first liens on single family residences. The majority of the residential loans originated by Mortgage Corp. are conventional conforming loans that qualify for sale to, or conversion into securities issued by, various government agencies. Substantially all of the conventional conforming loans are originated with loan-to-value ratios at or below 80% unless the borrower obtains private mortgage insurance. Mortgage Corp. retains the right to service substantially all of the residential loans that it originates and, as of March 31, 1998, had a residential servicing portfolio of approximately $5.8 billion in principal balance of loans. Mortgage Corp. ranks among the 50 largest mortgage banks in the United States. The volume of residential and commercial loans originated by Mortgage Corp. increased from $523 million in the first quarter of 1997 to $1.9 billion in the first quarter of 1998.

     In 1996, Mortgage Corp. implemented a program to supplement its origination of conventional conforming loans by offering residential mortgage loans to borrowers who have significant equity in their homes and who generally do not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market (referred to herein as "Home Equity Loans"). These loans are extended to borrowers who demonstrate an ability and willingness to repay credit, but who might have experienced an adverse event, such as job loss, illness or divorce, or have had past credit problems such as delinquency, bankruptcy, repossession or charge-offs. Such an event normally will temporarily impair a borrower's credit rating so that the borrower will not qualify as a prime borrower from a traditional mortgage lender. Mortgage Corp. currently sells its Home Equity Loans, servicing released, principally to other mortgage banking companies.

     Mortgage Corp.'s commercial mortgage business consists of the origination and servicing of commercial mortgage loans secured by commercial real estate properties and single family residential construction loans. Through eight offices located in California, Texas and Colorado, Mortgage Corp. originates commercial loans that are funded by third parties, primarily insurance companies, for which Mortgage Corp serves as the correspondent. The loans are secured by multi-family residential projects, office buildings, shopping centers and other income producing properties. Revenues derived from Mortgage Corp.'s commercial lending business are principally origination fees based on a percentage of the loan amount. In 1995, Mortgage Corp. began originating for its own account and servicing residential construction loans through a construction loan department headquartered in Houston, Texas. Construction loans are currently originated in nine states.

     The Company formed Capital Corp. in August 1997 to acquire, originate, warehouse, securitize and service Home Equity Loans. The Company owns 80% of the outstanding stock of Capital Corp. and Capital Corp.'s senior management owns the remaining 20%. Capital Corp. acquires Home Equity Loans individually and in bulk from several independent loan origination sources. Substantially all of the Home Equity Loans acquired by Capital Corp. are secured by first liens on the underlying collateral. From its first acquisition of loans in October 1997 through March 31, 1998, Capital Corp. acquired Home Equity Loans with principal balances totaling $89.0 million from seven different sellers. Although Capital Corp. has not acquired Home Equity Loans originated by Mortgage Corp., it may acquire such loans in the future.

PORTFOLIO ASSET ACQUISITION AND RESOLUTION

     The Company engages in the Portfolio Asset acquisition and resolution business and is beginning to originate niche commercial loans through FirstCity Commercial Corporation and its subsidiaries ("Commercial Corp."). In the Portfolio Asset acquisition and resolution business Commercial Corp. acquires and resolves Portfolios of performing and nonperforming commercial and consumer loans and other assets, including pools of real estate, which are generally acquired at a discount to Face Value. Performing assets are those as to which debt service payments are being made in accordance with the original or restructured terms of such assets. Nonperforming assets are those as to which debt service payments are not being made in accordance with the original or restructured terms of such assets, or as to which no debt service payments are being made. A Portfolio is designated as nonperforming unless substantially all of the assets comprising the Portfolio are performing. Purchases may be in the form of pools of assets or single assets.

     Portfolios are either acquired for Commercial Corp.'s own account or through investment entities formed with Cargill Financial Services Corporation ("Cargill Financial") or one or more other co-investors (each such entity, an "Acquisition Partnership"). Cargill Financial is a wholly owned subsidiary of Cargill, Incorporated, which is generally regarded as one of the world's largest privately-held corporations and has offices worldwide. The Company began its relationship with Cargill Financial in 1991. Since that time, the Company and Cargill Financial have formed a series of Acquisition Partnerships through which they have jointly acquired over $2.2 billion in Face Value of distressed assets.

     Historically, Commercial Corp. has leveraged its expertise in asset resolution and servicing by investing in a wide variety of asset types in virtually all 50 states, the Virgin Islands, Puerto Rico and France. Commercial Corp. continues to follow this investment strategy and seeks expansion opportunities into new asset classes and foreign markets when it believes it can achieve attractive risk adjusted returns. In particular, Commercial Corp. is pursuing a number of opportunities to purchase Portfolio Assets in Japan and Thailand through affiliations with local investment and servicing partners.

     The Company's development of a niche commercial lending business is a logical extension of its extensive experience with the resolution of distressed assets. In many cases, the resolution of such assets involves the modification of an existing debt into a new or modified extension of credit more suited to the borrower's needs, ability to pay and value of the underlying collateral. The Company intends to use such experience as the foundation upon which Commercial Corp. will seek niche commercial lending opportunities.

CONSUMER LENDING

     The Company conducts all of its consumer receivable origination activities through FirstCity Consumer Lending Corporation and its subsidiaries ("Consumer Corp."). Consumer Corp.'s current focus is on the origination and servicing of sub-prime consumer loans. Such loans are extended to borrowers who evidence an ability and willingness to repay credit, but have experienced an adverse event, such as a job loss, illness or divorce, or have had past credit problems such as delinquency, bankruptcy, repossession or charge-offs. The significant majority of Consumer Corp.'s current business is in the sub-prime automobile sector. Consumer Corp.'s current practice is to individually underwrite and price each loan prior to funding.

     The Company's initial venture into the sub-prime automobile market involved the acquisition in mid-1996 of a distressed sub-prime automobile loan portfolio from a secured lender and the equity of the company that operated the program through which the loans had been originated. This program involved the indirect acquisition of automobile loans from financial intermediaries that had direct contact with automobile dealerships. The Company was required to purchase loans that satisfied minimum contractual underwriting standards and was not permitted to negotiate purchase discounts for a loan based on the individual risk profile of the loan and the borrower. After operating the program for approximately 15 months, the Company concluded that the contractual underwriting standards and purchase discounts on which the program was based were insufficient to generate sub-prime automobile loans that produced acceptable risk adjusted returns. As a result, the Company terminated its obligations with the financial institutions participating in such origination program effective as of January 31, 1998.

     With the benefit of the experience gained by the Company through its initial sub-prime automobile financing program, the Company formed FirstCity Funding Corporation ("Funding Corp.") in the third quarter of 1997. Funding Corp.'s business model is predicated upon the acquisition of newly originated sub-prime automobile finance contracts directly from franchised dealerships at a discount that is adjusted to reflect the aggregate expected losses on defaulted contracts. From its inception in September 1997 through March 31, 1998, Funding Corp. acquired approximately $25.7 million in principal balance of loans.

SERVICING

     The Company services substantially all of the assets it owns as well as the assets in which it has an economic interest, such as assets owned by securitization trusts. The Company conducts its asset servicing through servicing divisions specializing in residential, commercial or consumer loans. The Company provides overall coordination and direction to each of its servicing divisions in an effort to maximize overall servicing efficiencies and economies, while addressing the unique requirements inherent in servicing each asset class. FirstCity Servicing Corporation ("Servicing Corp."), which services commercial mortgage assets acquired by Commercial Corp., has been accorded an above average service rating by Standard & Poor's ("S&P") as a special servicer of commercial mortgage loans. The residential and commercial servicing activities of Mortgage Corp. have received a verbal confirmation from S&P that such servicing capabilities of Mortgage Corp. will be accorded an average rating. In addition, Mortgage Corp. is an HUD approved seller/servicer of residential mortgage loans.

BACKGROUND

     In July 1995, the Company acquired by merger (the "Merger") First City Bancorporation of Texas, Inc. ("FCBOT"), a former bank holding company that had been engaged in a proceeding under Chapter 11 of the Bankruptcy Code since November 1992. As a result of the Merger, the Common Stock of the Company became publicly held and the Company received $20 million of additional equity capital and entered into an incentive-based servicing agreement to manage approximately $300 million in assets for the benefit of the former equity holders of FCBOT. In addition, as a result of the Merger, the Company retained FCBOT's rights to approximately $596 million in net operating loss carryforwards ("NOLs").

     The Company's principal executive offices are located at 6400 Imperial Drive, Waco, Texas 76712, and its telephone number is (254) 751-1750. The mailing address of the Company's principal executive offices is P.O. Box 8216, Waco, Texas 76714-8216.

                                  THE OFFERING

Series A Preferred Stock offered by
the
  Company...........................    800,000 shares of    % Cumulative
                                        Preferred Stock, Series A, stated value
                                        $100.00 per share.

Liquidation rights..................    The Series A Preferred Stock shall have
                                        a liquidation preference of $100.00 per
                                        share plus an amount equal to all
                                        dividends accumulated and unpaid
                                        thereon.

Rank................................    The Series A Preferred Stock shall rank
                                        prior to the Company's common stock, par value $.01 per share (the "Common
                                        Stock") and to all other classes and
                                        series of equity securities of the
                                        Company now or hereafter authorized,
                                        issued or outstanding, other than any
                                        classes or series of equity securities
                                        of the Company ranking on a parity with
                                        or senior to the Series A Preferred
                                        Stock as to dividend rights and rights
                                        upon liquidation, dissolution or winding up of the Company. The Company's authorized Special Preferred Stock, nominal stated value $21.00 per share
                                        (the "Special Preferred Stock"), and
                                        Adjusting Rate Preferred Stock,
                                        redemption value of $21.00 per share
                                        ("Adjusting Rate Preferred Stock"),
                                        shall each rank senior to the Series A
                                        Preferred Stock as to dividend rights
                                        and rights upon liquidation, dissolution or winding up of the Company. The approval of 66 2/3% of the outstanding shares of the Series A Preferred Stock shall be required in order to create or issue or increase the authorized number of shares of any additional class or classes or series of stock ranking prior to the Series A Preferred Stock either as to dividends or upon liquidation, dissolution or winding up of the Company.

Use of proceeds.....................    The Company expects to use the net
                                        proceeds from the sale of the Series A
                                        Preferred Stock to (i) repay outstanding indebtedness under the Company's revolving credit facility (the "Company
                                        Credit Facility"); (ii) repay
                                        outstanding indebtedness under
                                        Commercial Corp.'s credit facility with
                                        Cargill Financial (the "Cargill Credit
                                        Facility"); (iii) redeem all of the
                                        849,777 outstanding shares of the
                                        Company's Special Preferred Stock for an aggregate redemption price of $18.5 million, including accumulated and unpaid dividends thereon; and (iv) to the extent any proceeds remain, to repay outstanding indebtedness under certain other revolving credit facilities to which subsidiaries of the Company are parties. See "Use of Proceeds."

Dividends...........................    Holders of shares of Series A Preferred
                                        Stock shall be entitled to receive,
                                        when, as and if declared by the Board of
                                        Directors of the Company, an annual cash
                                        dividend, payable quarterly, at a rate
                                        of    % per annum (equivalent to $   per
                                        share per annum). Dividends on the
                                        Series A Preferred Stock shall be
                                        cumulative from the date of initial
                                        issuance. Except for the pro rata
                                        payment of dividends with respect to
                                        stock ranking on a parity with the
                                        Series A Preferred Stock, unless full
                                        cumulative dividends on the Series A
                                        Preferred Stock shall have been paid,
                                        dividends (other than in stock) may not
                                        be paid or declared and set aside for
                                        payment and other distributions may not
                                        be made upon the Common Stock or on any
                                        other stock of the Company ranking
                                        junior to or on a parity with the Series
                                        A Preferred Stock as to dividends, nor,
                                        with certain limited exceptions, may any Common Stock or any other stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration by the Company. The Series A Preferred
                                        Stock shall not participate in dividends paid on the Company's outstanding Common
                                        Stock. There are certain regulatory and
                                        other restrictions that may apply to
                                        payments of dividends on the Series A
                                        Preferred Stock. See "Risk Factors."

Optional redemption.................    On and after September 30, 2004, at any
                                        time or from time to time, the shares of
                                        Series A Preferred Stock will be
                                        redeemable in whole or in part at the
                                        option of the Company, initially at a
                                        redemption price of $     per share
                                        through October 14, 2005, at a
                                        redemption price of $     per share
                                        through October 14, 2006, and thereafter at $100.00 per share, together in each case with accumulated and unpaid dividends thereon.

Mandatory redemption................    The Series A Preferred Stock is subject
                                        to mandatory redemption on September 30, 2008 at a redemption price of $100.00 per share, together with accumulated and unpaid dividends thereon.

Voting rights.......................    If the Company fails to pay quarterly
                                        dividends for any six consecutive or
                                        nonconsecutive quarters, the holders of
                                        the Series A Preferred Stock, voting as
                                        a single class with all other series of
                                        preferred stock having similar voting
                                        rights then exercisable, shall be
                                        entitled to elect two directors of the
                                        Company until all cumulative dividends
                                        accumulated on the Series A Preferred
                                        Stock shall have been paid in full. The
                                        Series A Preferred Stock will not
                                        otherwise be entitled to vote in the
                                        election of directors.

Market for the Series A Preferred
Stock...............................    The Company expects that the Series A
                                        Preferred Stock will be purchased by a
                                        limited number of investors and will
                                        therefore not qualify for listing on the NASDAQ National Market upon completion of the offering. Although the Company has applied for an exemption from the minimum holder and public float requirements of The NASDAQ Stock Market to allow the Series A Preferred Stock to be listed on the NASDAQ National Market, there can be no assurance that such exemption will be granted.

Investment considerations...........    See "Risk Factors" in this Prospectus
                                        Supplement and the accompanying
                                        Prospectus for a discussion of certain
                                        risk factors that should be considered
                                        by prospective purchasers of the Series
                                        A Preferred Stock offered hereby.

                    SUMMARY FINANCIAL AND OTHER INFORMATION

     The following summary financial information is derived from the financial statements of the Company as of and for the periods presented. The summary financial data for the three-month periods ended March 31, 1998 and 1997 are derived from financial statements that are unaudited but include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. The results for the three months ended March 31, 1998 are not necessarily indicative of the results for the full year. The Harbor Merger, which occurred on July 1, 1997, was accounted for as a pooling of interests. The Company's historical financial statements have therefore been retroactively restated to include the financial position and results of operations of Mortgage Corp. for all periods presented. Prior to the Harbor Merger, Mortgage Corp.'s fiscal year end was September 30. As a result, for years prior to 1997, the financial statements of Mortgage Corp. for its prior fiscal year periods are consolidated with calendar year end data for the Company. The summary financial information below should be read in conjunction with "Capitalization" included elsewhere in this Prospectus Supplement and the financial information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Company's Quarterly Report or Form 10-Q for the quarterly period ended March 31, 1998, each of which is incorporated by reference herein.

                                                           THREE MONTHS
                                                          ENDED MARCH 31,      YEAR ENDED DECEMBER 31,
                                                         -----------------   ----------------------------
                                                          1998      1997       1997      1996      1995
                                                         -------   -------   --------   -------   -------
                                                                          (IN THOUSANDS)
SUMMARY INCOME STATEMENT
  Revenues:
    Gain on sale of mortgage loans.....................  $20,269   $ 5,321   $ 36,496   $19,298   $ 7,864
    Net mortgage warehouse income......................    1,722       766      3,499     3,224     2,355
    Gain on sale of mortgage servicing rights..........       --     2,266      4,246     2,641     2,011
    Servicing fees:
      Mortgage.........................................    4,694     3,571     14,732    10,079     6,508
      Other............................................    1,113     7,862     12,066    12,456    10,903
    Gain on resolution of Portfolio Assets.............    3,097     5,301     24,183    19,510    11,984
    Equity in earnings of Acquisition Partnerships.....    3,214     1,541      7,605     6,125     3,834
    Rental income on real estate Portfolios............       81        70        332     3,033     1,277
    Interest income....................................    3,799     2,779     13,448     7,707     1,572
    Other income.......................................    4,037     1,161      9,462     3,415     3,060
    Interest income on Class A Certificate.............       --     1,659      3,553    11,601     8,597
                                                         -------   -------   --------   -------   -------
         Total revenues................................   42,026    32,297    129,622    99,089    59,965
                                                         -------   -------   --------   -------   -------
  Expenses:
    Interest on other notes payable....................    3,418     2,862     12,433    10,403     4,721
    Salaries and benefits..............................   16,017     8,991     42,191    26,927    16,767
    Amortization:
      Mortgage servicing rights........................    3,176     1,547      7,550     4,091     3,823
      Other............................................      432       953      2,563     3,113     1,534
    Provision for loan losses..........................    2,352       798      6,613     2,029        --
    Occupancy, data processing, communication and
      other............................................   11,691     7,577     37,972    23,254    11,955
    Interest on senior subordinated notes..............       --        --         --     3,892     4,721
                                                         -------   -------   --------   -------   -------
         Total expenses................................   37,086    22,728    109,322    73,709    43,521
                                                         -------   -------   --------   -------   -------
  Net earnings before minority interest, preferred
    dividends and income taxes.........................    4,940     9,569     20,300    25,380    16,444
    Benefit (provision) for income taxes...............      641      (352)    15,485    13,749    (1,200)
                                                         -------   -------   --------   -------   -------
  Net earnings before minority interest and
    preferred dividends................................    5,581     9,217     35,785    39,129    15,244
    Minority interest..................................     (215)       --       (157)       --        --
    Preferred dividends................................   (1,515)   (1,659)    (6,203)   (7,709)   (3,876)
                                                         -------   -------   --------   -------   -------
  Net earnings to common shareholders..................  $ 4,281   $ 7,558   $ 29,425   $31,420   $11,368
                                                         =======   =======   ========   =======   =======
SUMMARY INCOME STATEMENT DATA FOR EACH BUSINESS
  Mortgage Banking:
    Revenues...........................................  $28,689   $12,733   $ 65,726   $37,620   $20,442
    Expenses...........................................   24,716    11,687     59,840    31,632    19,667
                                                         -------   -------   --------   -------   -------
    Operating contribution before direct taxes.........  $ 3,973   $ 1,046   $  5,886   $ 5,988   $   775
                                                         =======   =======   ========   =======   =======
    Operating contribution, net of direct taxes........  $ 3,884   $   658   $  7,975   $ 3,724   $   511
                                                         =======   =======   ========   =======   =======
  Portfolio Asset acquisition and resolution:
    Revenues...........................................    9,038    15,785     47,703    44,667    30,926
    Expenses...........................................    4,855     6,320     24,211    23,311    14,245
                                                         -------   -------   --------   -------   -------
    Operating contribution before direct taxes.........  $ 4,183   $ 9,465   $ 23,492   $21,356   $16,681
                                                         =======   =======   ========   =======   =======
    Operating contribution, net of direct taxes........  $ 4,169   $ 9,365   $ 23,299   $21,210   $15,745
                                                         =======   =======   ========   =======   =======
  Consumer Lending:
    Revenues...........................................    2,956     2,057     10,281     3,650        --
    Expenses...........................................    5,451     2,803     16,019     5,480        --
                                                         -------   -------   --------   -------   -------
    Operating contribution before direct taxes.........  $(2,495)  $  (746)  $ (5,738)  $(1,830)  $    --
                                                         =======   =======   ========   =======   =======
    Operating contribution, net of direct taxes........  $(2,495)  $  (747)  $ (5,741)  $(1,830)  $    --
                                                         =======   =======   ========   =======   =======

                                                                                 AS OF DECEMBER 31,
                                                              AS OF        ------------------------------
                                                          MARCH 31, 1998     1997       1996       1995
                                                          --------------   --------   --------   --------
                                                                          (IN THOUSANDS)
SUMMARY BALANCE SHEET DATA
  Mortgage assets.......................................    $1,191,418     $650,775   $193,823   $123,006
  Portfolio acquisition and resolution assets...........       114,045      125,480     98,001    122,126
  Consumer assets.......................................        61,491       64,135     31,397         --
  Deferred tax asset....................................        31,384       30,614     13,898         --
  Total assets..........................................     1,469,136      940,119    425,189    439,051
  Notes payable.........................................     1,267,798      750,781    266,166    317,189
  Preferred stock.......................................        41,908       41,908     53,617     55,555
         Total shareholders' equity.....................       119,539      112,758     84,802     52,788

                                                 THREE MONTHS ENDED
                                                      MARCH 31,              YEAR ENDED DECEMBER 31,
                                                ---------------------   ----------------------------------
                                                   1998        1997        1997         1996        1995
                                                ----------   --------   ----------   ----------   --------
                                                                  (DOLLARS IN THOUSANDS)

ORIGINATION AND OTHER FINANCIAL DATA
  Mortgage Corp.
    Origination of residential mortgage loans:
      Conventional............................  $1,360,865   $410,096   $2,404,872   $1,432,614   $509,447
      Agency..................................     331,228     83,231      593,003      240,015    132,159
      Home Equity.............................      58,261     11,045      178,492        6,583         --
      Other...................................      19,913      7,903       63,155       20,062     32,940
                                                ----------   --------   ----------   ----------   --------
         Total................................   1,770,267    512,275    3,239,522    1,699,274    674,546
    Origination of commercial mortgage loans:
      Correspondent...........................     113,265         --      348,060       35,600     53,405
      Construction............................      15,596     10,757       65,740       28,780         --
                                                ----------   --------   ----------   ----------   --------
         Total................................     128,861     10,757      413,800       64,380     53,405
  Capital Corp.
      Acquisition of Home Equity Loans........      36,416         --       53,624           --         --
  Portfolio Asset acquisition and resolution
    activity:(1)
    Aggregate purchase price of assets
    purchased.................................      51,971     47,237      183,229      205,524    213,187
      Face Value of assets purchased..........     162,298     75,076      504,891      413,844    699,662
      Proceeds(2).............................  $   16,976   $ 14,842   $  246,297   $  403,275   $341,065
      Number of assets purchased..............       1,399         91        5,503        5,921     19,031
  Consumer Corp.
      Acquisition of automobile and other
         consumer receivables.................  $   33,375   $ 31,124   $   89,845   $   17,635   $     --

---------------
(1) Includes activities of all Acquisition Partnerships and for Commercial Corp.'s own account.

(2) Includes proceeds of $158 million and $107 million attributable to assets owned by the Trust in 1996 and 1995, respectively.

                                                                                AS OF DECEMBER 31,
                                                          AS OF        ------------------------------------
                                                      MARCH 31, 1998      1997         1996         1995
                                                      --------------   ----------   ----------   ----------
                                                                         (IN THOUSANDS)
SERVICING PORTFOLIO DATA
  Residential mortgage loans
    Conventional....................................    $4,897,749     $4,280,315   $3,234,197   $  894,840
    Agency..........................................       876,405        695,510      521,637      390,047
    Other...........................................        22,109         20,688       66,815       68,802
                                                        ----------     ----------   ----------   ----------
         Total......................................     5,796,263      4,996,513    3,822,649    1,353,689
  Commercial mortgage loans.........................     1,400,287      1,691,939      124,379       94,706
  Automobile receivables............................       121,272        100,869       33,583           --
  Portfolio acquisition and resolution (Face
    Value)..........................................       865,622        837,376      975,190      930,757

                              RECENT DEVELOPMENTS

     The Company reported net earnings before minority interest and preferred dividends of $7.9 million and $13.4 million for the quarter and six months ended June 30, 1998, respectively. Net earnings to common shareholders were $6.1 million and $10.4 million in the quarter and six months ended June 30, 1998, respectively, compared to $2.9 million and $10.4 million in the comparable periods of 1997. Diluted net earnings per common share were $0.83 and $1.47 in the quarter and six months ended June 30, 1998, respectively, compared to $0.44 and $1.58 in the comparable periods of 1997. The Company's earnings for the first half of 1997 reflect the positive effect of the $6.8 million cash payments received by the Company for the early termination of a servicing agreement between the Company and the First City Liquidating Trust (the "Trust"), an affiliated liquidating trust created for the benefit of former FCBOT shareholders.

     During May 1998 the Company completed the sale of 1,201,150 shares of Common Stock in a registered public offering. The shares were sold for $30.75 each and generated net proceeds to the Company of approximately $34.2 million. The Company used such proceeds to repay outstanding indebtedness under the Company Credit Facility. In May 1998 the Company also delivered notice of its intention to repurchase, for $1.00 each, all outstanding warrants to purchase shares of Common Stock that remained unexercised after June 25, 1998. Approximately 96% of the warrants to purchase Common Stock were exercised following delivery of such notice. The exercise of the warrants resulted in the issuance by the Company of 471,380 shares of Common Stock and generated net proceeds to the Company of approximately $11.8 million. The Company is in the process of completing the purchase of the remaining outstanding warrants for one dollar each. See "Capitalization."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus may contain or incorporate by reference forward-looking statements. The factors identified under "Risk Factors" in this Prospectus Supplement and in the accompanying Prospectus are important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

     When any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect," "estimate," "project," "anticipate" and similar expressions identify forward-looking statements.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus (including the "Risk Factors" section contained therein) and incorporated herein by reference, prospective investors in the Series A Preferred Stock should carefully consider the following risk factors.

RIGHT OF SERIES A PREFERRED STOCK TO LIQUIDATION PREFERENCE; RESTRICTIONS ON DIVIDENDS AND REDEMPTION

     In the event of bankruptcy, liquidation, reorganization or winding up of the Company, the assets of the Company will be available for distributions in respect of the Series A Preferred Stock only after all liabilities of the Company, including the indebtedness under the Company Credit Facility and the liquidation preference under the Company's Special Preferred Stock and Adjusting Rate Preferred Stock are satisfied. Accordingly, in such event there may not be sufficient assets to make the required distributions in respect of the Series A Preferred Stock. In addition, so long as the Company pays full cumulative dividends on the Special Preferred Stock, Adjusting Rate Preferred Stock and Series A Preferred Stock, it will generally not be restricted from declaring and paying dividends on its Common Stock. The payment of dividends on the Common Stock will reduce the amount available for distributions in respect of the Series A Preferred Stock in the event of the bankruptcy, liquidation, reorganization or winding up of the Company.

     Unless full cumulative dividends are paid on the outstanding shares of the Company's Special Preferred Stock and Adjusting Rate Preferred Stock, dividends may not be paid or declared or set aside for payment on the Series A Preferred Stock, nor may the Series A Preferred Stock be redeemed, purchased or otherwise acquired by the Company. In addition, each declaration and payment of dividends on the Series A Preferred Stock and each redemption of the Series A Preferred Stock is subject to the requirement that under Delaware law, the Company must have, at the time of such action, sufficient legally available funds therefor. The determination of whether legally available funds exist will be made by the Board of Directors of the Company on the basis of the Company's financial condition at the time such actions are taken. In reaching such determination, the Board of Directors is entitled to rely upon information provided by its employees, officers or committees or by professional or expert advisors selected with reasonable care. There can be no assurance, however, that a court would agree with the Board's conclusion as to the financial condition of the Company at such time. Should a declaration and payment of dividends on the Series A Preferred Stock or a redemption of the Series A Preferred Stock be deemed to have occurred in violation of applicable limitations, under certain conditions a court could order that such dividends or payments be returned for the benefit of creditors of the Company.

     The Company Credit Facility prohibits the purchase or redemption of the Series A Preferred Stock without the prior written consent of the lender thereunder.

NO PRIOR PUBLIC TRADING MARKET FOR THE SERIES A PREFERRED STOCK

     Prior to this offering, there was no public trading market for the Series A Preferred Stock. Although the Company has applied for an exemption from the minimum holder and public float requirements of The NASDAQ Stock Market to allow the Series A Preferred Stock to be listed on the NASDAQ National Market, there can be no assurance that such exemption will be granted or that a public trading market for the Series A Preferred Stock will develop or, if developed, that it will be sustained. If a public trading market for the Series A Preferred Stock does develop, the market price may be volatile. The initial public offering price of the Series A Preferred Stock is not based on any estimate of the market value of the Series A Preferred Stock and no representation is made that the Series A Preferred Stock offered hereby has a market value equivalent to, or could be resold at, such price.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Series A Preferred Stock offered by the Company hereby will be approximately $76.8 million after deducting underwriting discounts and estimated offering expenses. The Company expects to use such net proceeds to (i) repay outstanding indebtedness under the Company Credit Facility; (ii) repay outstanding indebtedness under Commercial Corp.'s Cargill Credit Facility; (iii) redeem all of the 849,777 outstanding shares of the Company's Special Preferred Stock for an aggregate redemption price of $18.5 million, including accumulated and unpaid dividends thereon; and (iv) to the extent any proceeds remain, to repay outstanding indebtedness under certain other revolving credit facilities to which subsidiaries of the Company are parties.

     As of July 27, 1998, outstanding indebtedness under the Company Credit Facility totaled $38.6 million. The Company Credit Facility is a $50 million revolving credit facility. Indebtedness under the Company Credit Facility is secured by substantially all of the assets of the Company, bears interest, at the Company's option, at the applicable prime interest rate (8.5% as of July 27, 1998) or at LIBOR plus 2.625% (8.3% as of July 27, 1998), and matures on April 30, 1999. The Cargill Credit Facility is a $15 million term credit facility, which was entered into as of July 24, 1998 and matures on October 30, 1998. As of July 27, 1998, outstanding indebtedness under the Cargill Credit Facility totaled $15 million. Commercial Corp. entered into the Cargill Credit Facility to finance the purchase of interests in mortgage servicing rights from Mortgage Corp. The Cargill Credit Facility bears interest at the applicable prime interest rate plus 7% (15.5% as of July 27, 1998).

                                 CAPITALIZATION

     The following table presents the capitalization of the Company (i) as of March 31, 1998; (ii) on a pro forma basis as of March 31, 1998 after giving effect to the issuance of 1,201,150 shares of Common Stock in May 1998 and the exercise of warrants to purchase 471,481 shares of Common Stock at $25.00 per share in the quarter ended June 30, 1998; and (iii) on a pro forma basis, as adjusted as of March 31, 1998 to give effect to the issuance and sale of 800,000 shares of Series A Preferred Stock offered by the Company hereby, and the application of the proceeds therefrom after deducting underwriting discounts and estimated offering expenses. The information presented below should be read in conjunction with financial information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, each of which is incorporated by reference herein. See "Use of Proceeds."

                                                                      MARCH 31, 1998
                                                           -------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                           ----------   ----------   -----------
                                                                  (DOLLARS IN THOUSANDS)
DEBT:
  Notes payable, secured(1)..............................  $1,267,798   $1,221,908   $1,163,573
                                                           ----------   ----------   ----------
          Total debt.....................................   1,267,798    1,221,908    1,163,573
                                                           ----------   ----------   ----------
REDEEMABLE PREFERRED STOCK:
  Special preferred stock, including dividends of $669
     (nominal stated value of $21.00 per share);
     2,500,000 shares authorized, 849,777 shares issued
     and outstanding.....................................      18,515       18,515           --
  Adjusting rate preferred stock, including dividends of
     $846 (redemption value of $21.00 per share);
     2,000,000 shares authorized, 1,073,704 shares issued
     and outstanding.....................................      23,393       23,393       23,393
  Series A Preferred Stock (stated value of $100.00 per
     share); 1,000,000 shares authorized; 800,000 shares
     issued and outstanding pro forma as adjusted........          --           --       80,000
SHAREHOLDERS' EQUITY:
  Optional preferred stock (par value $.01 per share);
     98,000,000 shares authorized actual and pro forma
     and 97,000,000 shares authorized pro forma as
     adjusted; no shares issued and outstanding..........          --           --           --
  Common stock (par value $.01 per share); 100,000,000
     shares authorized, 6,573,433 shares issued and
     outstanding and 8,246,064 shares issued and
     outstanding pro forma and pro forma as adjusted.....          66           82           82
  Paid in capital........................................      31,811       77,685       77,685
  Retained earnings......................................      87,662       87,662       87,662
                                                           ----------   ----------   ----------
  Total shareholders' equity.............................     119,539      165,429      165,429
                                                           ----------   ----------   ----------
          Total capitalization...........................  $1,429,245   $1,429,245   $1,432,395
                                                           ==========   ==========   ==========

---------------

(1) Each Acquisition Partnership generally is financed by separate senior debt instruments, which are secured only by the assets of such Acquisition Partnership and are nonrecourse to the Company, Commercial Corp., its co-investors and the other Acquisition Partnerships. These borrowings are not included in the capitalization table set forth above. See
    "Business -- Portfolio Asset Acquisition and Resolution." At the date indicated, the Acquisition Partnerships were obligated on an aggregate of approximately $60 million of nonrecourse debt, secured by the assets of the Acquisition Partnerships.

                    SELECTED FINANCIAL AND OTHER INFORMATION

     The following table presents, as of the dates and for the periods indicated, selected financial and other information for the Company. For accounting purposes, the Merger was treated as an acquisition of FCBOT by J-Hawk. Accordingly, financial data prior to July 3, 1995 reflects the historical financial position and results of operations of J-Hawk. As a result of the consummation of the transactions contemplated by the Merger, financial data for the periods prior to the Merger are not comparable with financial data for periods after the Merger. The Harbor Merger, which occurred on July 1, 1997, was accounted for as a pooling of interests. The Company's historical financial statements have therefore been retroactively restated to include the financial position and results of operations of Mortgage Corp. for all periods presented. Prior to the Harbor Merger, Mortgage Corp.'s fiscal year end was September 30. As a result, for years prior to 1997, the financial statements of Mortgage Corp. for its prior fiscal year periods are consolidated with calendar year end data for the Company. The financial data as of and for each of the three years in the period ended December 31, 1997 have been derived from the Consolidated Financial Statements of the Company as of and for such period audited by KPMG Peat Marwick LLP and incorporated by reference herein. The financial data for the three-month periods ended March 31, 1998 and 1997 are derived from financial statements that are unaudited but include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. The results for the three months ended March 31, 1998 are not necessarily indicative of the results for the full year. All data set forth in the table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company (including the Notes thereto) incorporated by reference herein.

                                              THREE MONTHS ENDED
                                                   MARCH 31,          YEAR ENDED DECEMBER 31,
                                              -------------------   ----------------------------
                                                1998       1997       1997      1996      1995
                                              --------   --------   --------   -------   -------
                                                                (IN THOUSANDS)
SELECTED INCOME STATEMENT DATA
Revenues:
  Gain on sale of mortgage loans............  $20,269    $ 5,321    $ 36,496   $19,298   $ 7,864
  Net mortgage warehouse income.............    1,722        766       3,499     3,224     2,355
  Gain on sale of mortgage servicing
     rights.................................       --      2,266       4,246     2,641     2,011
  Servicing fees:
     Mortgage...............................    4,694      3,571      14,732    10,079     6,508
     Other..................................    1,113      7,862      12,066    12,456    10,903
  Gain on resolution of Portfolio Assets....    3,097      5,301      24,183    19,510    11,984
  Equity in earnings of Acquisition
     Partnerships...........................    3,214      1,541       7,605     6,125     3,834
  Rental income on real estate Portfolios...       81         70         332     3,033     1,277
  Interest income...........................    3,799      2,779      13,448     7,707     1,572
  Other income..............................    4,037      1,161       9,462     3,415     3,060
  Interest income on Class A Certificate....       --      1,659       3,553    11,601     8,597
                                              -------    -------    --------   -------   -------
          Total revenues....................   42,026     32,297     129,622    99,089    59,965
                                              -------    -------    --------   -------   -------

                                              THREE MONTHS ENDED
                                                   MARCH 31,          YEAR ENDED DECEMBER 31,
                                              -------------------   ----------------------------
                                                1998       1997       1997      1996      1995
                                              --------   --------   --------   -------   -------
                                                                (IN THOUSANDS)
Expenses:
  Interest on other notes payable...........  $ 3,418    $ 2,862    $ 12,433   $10,403   $ 4,721
  Salaries and benefits.....................   16,017      8,991      42,191    26,927    16,767
  Amortization:
     Mortgage servicing rights..............    3,176      1,547       7,550     4,091     3,823
     Other..................................      432        953       2,563     3,113     1,534
  Provision for loan losses.................    2,352        798       6,613     2,029        --
  Occupancy, data processing, communication
     and other..............................   11,691      7,577      37,972    23,254    11,955
  Interest on senior subordinated notes.....       --         --          --     3,892     4,721
                                              -------    -------    --------   -------   -------
          Total expenses....................   37,086     22,728     109,322    73,709    43,521
                                              -------    -------    --------   -------   -------
Net earnings before minority interest,
  preferred dividends and income taxes......    4,940      9,569      20,300    25,380    16,444
  Benefit (provision) for income taxes......      641       (352)     15,485    13,749    (1,200)
                                              -------    -------    --------   -------   -------
  Net earnings before minority interest and
     preferred dividends....................    5,581      9,217      35,785    39,129    15,244
     Minority interest......................     (215)        --        (157)       --        --
     Preferred dividends....................   (1,515)    (1,659)     (6,203)   (7,709)   (3,876)
                                              -------    -------    --------   -------   -------
Net earnings to common shareholders.........  $ 4,281    $ 7,558    $ 29,425   $31,420   $11,368
                                              =======    =======    ========   =======   =======

                                                                        AS OF DECEMBER 31,
                                                     AS OF        ------------------------------
                                                 MARCH 31, 1998     1997       1996       1995
                                                 --------------   --------   --------   --------
                                                                 (IN THOUSANDS)
SELECTED BALANCE SHEET DATA
  Mortgage assets..............................    $1,191,418     $650,775   $193,823   $123,006
  Portfolio acquisition and resolution
     assets....................................       114,045      125,480     98,001    122,126
  Consumer assets..............................        61,491       64,135     31,397         --
  Deferred tax asset...........................        31,384       30,614     13,898         --
  Total assets.................................     1,469,136      940,119    425,189    439,051
  Notes payable................................     1,267,798      750,781    266,166    317,189
  Preferred stock..............................        41,908       41,908     53,617     55,555
          Total shareholders' equity...........       119,539      112,758     84,802     52,788

                                       THREE MONTHS ENDED
                                            MARCH 31,              YEAR ENDED DECEMBER 31,
                                      ---------------------   ----------------------------------
                                         1998        1997        1997         1996        1995
                                      ----------   --------   ----------   ----------   --------
                                                        (DOLLARS IN THOUSANDS)
ORIGINATION AND OTHER FINANCIAL DATA
  Mortgage Corp.
     Origination of residential
       mortgage loans:
     Conventional...................  $1,368,865   $410,096   $2,404,872   $1,432,614   $509,447
       Agency.......................     331,228     83,231      593,003      240,015    132,159
       Home Equity..................      58,261     11,045      178,492        6,583         --
       Other........................      19,913      7,903       63,155       20,062     32,940
                                      ----------   --------   ----------   ----------   --------
          Total.....................   1,770,267    512,275    3,239,522    1,699,274    674,546
     Origination of commercial
       mortgage loans:
       Correspondent................     113,265         --      348,060       35,600     53,405
       Construction.................      15,596     10,757       65,740       28,780         --
                                      ----------   --------   ----------   ----------   --------
          Total.....................     128,861     10,757      413,800       64,380     53,405
  Capital Corp.
     Acquisition of Home Equity
       Loans........................      36,416         --       53,624           --         --
  Portfolio Asset acquisition and
     resolution activity:(1)
     Aggregate purchase price of
       assets purchased.............      51,971     47,237      183,229      205,524    213,187
     Face Value of assets
       purchased....................     162,298     75,076      504,891      413,844    699,662
     Proceeds(2)....................  $   16,976   $ 14,842   $  246,297   $  403,275   $341,065
     Number of assets purchased.....       1,399         91        5,503        5,921     19,031
  Consumer Corp.
     Acquisition of automobile and
       other consumer receivables...  $   33,375   $ 31,124   $   89,845   $   17,635   $     --

---------------

(1) Includes activities of all Acquisition Partnerships and for Commercial Corp.'s own account.

(2) Includes proceeds of $158 million and $107 million attributable to assets owned by the Trust in 1996 and 1995, respectively.

                                                 AS OF               AS OF DECEMBER 31,
                                               MARCH 31,    ------------------------------------
                                                  1998         1997         1996         1995
                                               ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS)
SERVICING PORTFOLIO DATA
  Residential mortgage loans
     Conventional............................  $4,897,749   $4,280,315   $3,234,197   $  894,840
     Agency..................................     876,405      695,510      521,637      390,047
     Other...................................      22,109       20,688       66,815       68,802
                                               ----------   ----------   ----------   ----------
          Total..............................   5,796,263    4,996,513    3,822,649    1,353,689
  Commercial mortgage loans..................   1,400,287    1,691,939      124,379       94,706
  Automobile receivables.....................     121,272      100,869       33,583           --
  Portfolio acquisition and resolution (Face
     Value)..................................     865,622      837,376      975,190      930,757

                                    BUSINESS

GENERAL

     The Company is a diversified financial services company headquartered in Waco, Texas with over 100 offices throughout the United States and a presence in France, Asia and Mexico. The Company began operating in 1986 as a specialty financial services company focused on acquiring and resolving distressed loans and other assets purchased at a discount to Face Value. To date the Company has acquired, for its own account and through Acquisition Partnerships, Portfolio Assets with a Face Value of approximately $3.0 billion. In 1996, the Company adopted a growth strategy to diversify and expand its financial services business. To implement its growth strategy, the Company has acquired or established several businesses in the financial services industry, building upon its core strength and expertise as one of the earliest participants in the business of acquiring and resolving distressed financial assets and other assets. The Company's servicing expertise, which it has developed largely through the resolution of distressed assets, is a cornerstone of its growth strategy. Today the Company is engaged in three principal businesses: (i) residential and commercial mortgage banking; (ii) Portfolio Asset acquisition and resolution; and (iii) consumer lending.

     The following chart depicts the businesses conducted by the Company and the principal entities through which such businesses are conducted.

                                    [CHART]

     The Company services substantially all of the assets it owns as well as the assets in which it has an economic interest, such as assets owned by securitization trusts. The Company conducts its asset servicing through servicing divisions specializing in residential, commercial or consumer loans. The Company provides overall coordination and direction to each of its servicing divisions in an effort to maximize overall servicing efficiencies and economies, while addressing the unique requirements inherent in servicing each asset class. Servicing Corp., which services commercial mortgage assets acquired by Commercial Corp., has been accorded an above average service rating by S&P as a special servicer of commercial mortgage loans. The residential and commercial servicing activities of Mortgage Corp. have received a verbal confirmation from S&P that such servicing capabilities of Mortgage Corp. will be accorded an average rating. In addition, Mortgage Corp. is an HUD approved seller/servicer of residential mortgage loans.

BUSINESS STRATEGY

     The Company's business strategy is to continue to broaden and expand its business within the financial services industry while building on its core servicing strengths and credit expertise. The following principles are key elements to the execution of the Company's business strategy:

     - Expand the financial products and services offered by existing businesses.

     - Broaden its sources of revenue and operating earnings by developing or acquiring additional businesses that leverage its core strengths and management expertise.

     - Cross-sell between the Company's businesses.

     - Invest in fragmented or underdeveloped markets in which the Company has the investment and servicing expertise to achieve attractive risk adjusted rates of return.

     - Pursue new business opportunities through joint ventures, thereby capitalizing on the expertise of partners whose skills complement those of the Company.

     - Maximize growth in earnings, thereby permitting the utilization of the Company's NOLs.

BACKGROUND

     The Company began operating in the financial service business in 1986 as a purchaser of distressed assets from the Federal Deposit Insurance Corporation ("FDIC"). From its original office in Waco, Texas, with a staff of four professionals, the Company's asset acquisition and resolution business grew to become a significant participant in an industry fueled by the problems experienced by banks and thrifts throughout the United States. In the late 1980s, the Company also began acquiring assets from healthy financial institutions interested in eliminating nonperforming assets from their portfolios. The Company began its relationship with Cargill Financial in 1991. Since that time, the Company and Cargill Financial have formed a series of Acquisition Partnerships through which they have jointly acquired over $2.2 billion in Face Value of distressed assets. By the end of 1994, the Company had grown to nine offices with over 180 professionals and had acquired portfolios with assets in virtually every state.

     In July 1995, the Company acquired by merger FCBOT, a former bank holding company that had been engaged in a proceeding under Chapter 11 of the Bankruptcy Code since November 1992. As a result of the Merger, the Common Stock of the Company became publicly held and the Company received $20 million of additional equity capital and entered into an incentive-based servicing agreement to manage approximately $300 million in assets for the benefit of the former equity holders of FCBOT. In addition, as a result of the Merger, the Company retained FCBOT's rights to approximately $596 million in NOLs, which the Company believes it can use to offset taxable income generated by the Company and its consolidated subsidiaries. See "Certain Federal Income Tax Considerations" in the accompanying Prospectus.

     Following the Merger, the Company adopted a growth and diversification strategy designed to capitalize on its servicing and credit expertise to expand into additional financial service businesses with management partners that have distinguished themselves among competitors. To that end, in July 1997 the Company acquired Harbor Financial Group, Inc., a company engaged in the residential and commercial mortgage banking business since 1983. The Company has also expanded into related niche financial services markets, such as consumer finance and mortgage conduit banking.

MORTGAGE BANKING

  General

     The Company engages in the mortgage banking business through Mortgage Corp. and Capital Corp. Mortgage Corp. is a direct retail and broker retail mortgage bank, which originates, purchases, sells and services residential and commercial mortgage loans through more than 80 offices throughout the United States. The Company acquired Mortgage Corp. (then named Harbor Financial Group, Inc.) upon consummation of the Harbor Merger in July 1997. Mortgage Corp.'s senior management team has extensive experience with all aspects of the residential, construction and commercial mortgage banking business, including the direct retail, broker retail, secondary marketing, servicing, financial and operating expertise necessary to manage a growing business. This management team formed Mortgage Corp. as a subsidiary of a savings and loan association in 1983, completed a management led buy-out of the ownership of Mortgage Corp. in 1987 and continued to expand through acquisitions and internal growth. Many of Mortgage Corp.'s acquisitions represented opportunistic situations whereby it was able to acquire origination capability or servicing portfolios from the FDIC, the Resolution Trust Corporation ("RTC") or other sellers of distressed assets. Mortgage Corp. conducts its residential and commercial mortgage banking and servicing business through its subsidiaries Harbor Financial Mortgage Corporation ("Harbor") and New America Financial, Inc. ("New America"). Mortgage Corp. ranks among the 50 largest mortgage banks in the United States.

     Capital Corp. was formed in 1997 to acquire, originate, warehouse, securitize and service Home Equity Loans to borrowers who have significant equity in their homes and who generally do not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market. These loans are extended to borrowers who demonstrate an ability and willingness to repay credit, but who might have experienced an adverse event, such as job loss, illness or divorce, or have had past credit problems such as delinquency, bankruptcy, repossession or charge-offs. Such an event normally will temporarily impair a borrower's credit rating such that the borrower will not qualify as a prime borrower from a traditional mortgage lender that concentrates on prime credit quality conventional conforming loans.

     The Company owns 80% of the outstanding stock of Capital Corp. and the remaining 20% was purchased by Capital Corp.'s senior management. This ownership structure aligns the interests of the key management team of Capital Corp. with those of the Company. The Company became acquainted with Capital Corp.'s management team during their tenure as senior management for a Wall Street firm's mortgage conduit and structured finance division. This team has demonstrated to the Company a disciplined approach to growing a business where the emphasis is on credit quality and sound operating standards. The Company and the management shareholders of Capital Corp. entered into a shareholders' agreement in connection with the formation of Capital Corp. in August 1997. Commencing on the fifth anniversary of such agreement, the Company and the management shareholders have put and call options with respect to the stock of Capital Corp. held by the other party at a mutually agreed upon fair market value.

  Residential Mortgage Banking

     Products and Services

     Mortgage Corp. originates and purchases both fixed rate and adjustable rate mortgage loans, primarily secured by first liens on single family residences. The majority of the residential loans originated by Mortgage Corp. are conventional conforming loans that qualify for sale to, or conversion into securities issued by, Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC"). Additionally, Mortgage Corp. originates loans insured by the Federal Housing Administration ("FHA") and the Farmers Home Administration ("FMHA") and loans guaranteed by the Veterans Administration ("VA"). These loans qualify for inclusion in guarantee programs sponsored by the Government National Mortgage Association ("GNMA"). Substantially all the conventional conforming loans are originated with loan-to-value ratios at or below 80% unless the borrower obtains private mortgage insurance. The Company also originates a number of other mortgage loan products to respond to a variety of customer needs. These products include:

     - First lien residential mortgage loans that meet the specific underwriting standards of private investors, issuers of mortgage backed securities, and other conduits seeking to purchase loans originated by Mortgage Corp. These loans do not meet the established standards of FNMA or FHLMC and are generally referred to as non-conforming mortgage loans. The loans may be non-conforming because, among other reasons, they exceed the dollar limitations established by FNMA or FHLMC, are originated with an original loan-to-value ratio in excess of 80%, or are made to a borrower who is self-employed.

     - First and second lien residential mortgage Home Equity Loans to borrowers who have some level of impaired credit.

     - First and second lien residential home improvement loans.

     Mortgage Corp. offers its customers a range of choices with respect to repayment plans and interest rates on the loans that it originates. Most loans originated by Mortgage Corp. have either 15 or 30 year terms and accrue interest at fixed or variable rates. Quoted interest rates are a function of the current interest rate environment and generally may be reduced at the option of the customer by paying additional discount points at the time the loan is originated. The adjustable rate mortgage ("ARM") products offered by Mortgage Corp. reflect the current offerings of its agency or private investors. A basic ARM loan could have an interest rate that adjusts on an annual basis throughout its term with limits on the amount of the annual and aggregate lifetime adjustments. A more complicated ARM loan could have a fixed rate of interest for a stipulated period of time (for example, five years) with the annual adjustment rate option commencing on an annual basis after the expiration of the initial fixed term. Mortgage Corp. continuously monitors and adjusts its product offerings and pricing so that it is able to sell the loans that it originates in the secondary markets. To that end, price quotes and product descriptions are distributed throughout its origination network on a daily basis.

     In 1996, Mortgage Corp. implemented a program to supplement its conventional conforming loans by offering Home Equity Loans. Mortgage Corp.'s customers use the proceeds of Home Equity Loans to finance home purchases and improvements, debt consolidation, education and other consumer needs. Approximately 74% of the Home Equity Loans originated by Mortgage Corp. in 1997 were secured by first mortgages. In addition to originating Home Equity Loans, as a result of the formation of Capital Corp. in the third quarter of 1997, the Company also operates a mortgage conduit business, which acquires Home Equity Loans individually and in bulk from several independent loan origination sources.

     The Home Equity Loans originated and acquired by Mortgage Corp. and Capital Corp. are similar in nature. Home Equity Loans have repayment options and interest rate options that are similar to the options available for conventional conforming loans. The primary difference between Home Equity Loans and conventional conforming loans is the underwriting guidelines that govern the two types of loans. Various underwriting criteria are evaluated to establish guidelines as to the amount and type of credit for which the prospective borrower is eligible. These factors also determine the interest rate and repayment terms to be offered to the borrower. Interest rates on Home Equity Loans are generally in excess of rates of interest charged on agency or conforming residential loans. The underwriting guidelines and interest rates charged for Home Equity Loans are revised as necessary to address market conditions, the interest rate environment, general economic conditions and other factors. See "-- Underwriting."

     Through various other subsidiaries and affiliates, Mortgage Corp. conducts business in a number of areas related to its principal mortgage business. Harbor Financial Property Management, Inc. manages residential properties throughout the United States for institutional investors. Dungey and Associates, Inc. is a property appraisal and inspection company that provides services to Mortgage Corp. and third parties in the Texas market. Hamilton, Carter, Smith & Co. is a financial advisory firm that provides services to the mortgage industry in the areas of portfolio/corporate evaluations, risk management and hedging advisory services, marketing of loan servicing portfolios, and mergers and acquisitions advisory services. Under management contracts, an affiliate of Mortgage Corp. provides management and administrative services to Harbor Financial Insurance Agency, which offers complete lines of personal, commercial and property insurance products, and to JMC Title, Inc., which provides outside services for title escrow and insurance services. None of these businesses contributes a significant portion of the Company's earnings.

     Loan Origination

     General. Mortgage Corp. originates and acquires mortgage loans through a direct retail group ("Direct Retail") that operates principally within Harbor, and a broker retail group ("Broker Retail") whose activities are conducted through New America. Mortgage Corp. believes that the Direct Retail and Broker Retail origination channels offer distinct advantages and seeks to expand the operations of both channels. A customer of the Direct Retail business works with an employee of Mortgage Corp. throughout the entire loan origination process. Direct Retail loan origination offers the advantage of greater fee retention to compensate for higher fixed operating costs. It also facilitates the formation of direct relationships with customers, which tends to create a more sustainable loan origination franchise and results in increased control over the lending process and the refinance activity that is becoming more prevalent in the mortgage industry. As of March 31, 1998, Direct Retail employed 153 loan officers, who were supported by 91 loan processing staff and 10 loan underwriting staff, all of whom are employees of Mortgage Corp. The Direct Retail group operates through 37 branches located in 11 states.

     In the Broker Retail business, customers conduct a substantial portion of their business with an independent broker who will present a relatively complete loan application to the Broker Retail account executives for consideration. Broker Retail mortgage loan origination is cost effective because it does not involve fixed overhead costs for items such as offices, furniture, computer equipment and telephones, or additional personnel costs, such as loan officers and loan processors. By limiting the number of offices and personnel needed to generate production, Mortgage Corp.'s Broker Retail business transfers the overhead burden of mortgage origination to the independent mortgage loan brokers. As a result, through its Broker Retail network Mortgage Corp. is able to match its loan origination costs more closely with loan origination volume so that a substantial portion of its loan origination costs are variable rather than fixed. In addition, Broker Retail affords management the flexibility to expand or contract production capacity as market conditions warrant. As of March 31, 1998, Broker Retail employed 112 account executives working in 27 offices and operating in 42 states. Broker Retail account executives work with and through a group of approximately 6,500 independent mortgage loan brokers, approximately 2,700 of whom closed loans through the Broker Retail network in 1997.

     As a complement to its Direct Retail and Broker Retail businesses, the Company operates a mortgage conduit business through Capital Corp. Capital Corp. acquires Home Equity Loans from third-party origination sources for securitization. Capital Corp. was formed in August 1997 and, as of March 31, 1998, had 21 employees.

     Direct Retail. The Direct Retail group originates mortgage loans using direct contact with consumers and operates through a network of 37 branches located in Texas, Oklahoma, Pennsylvania, Virginia, West Virginia, Maryland, Florida, Washington, Arizona, Colorado and Illinois. The marketing efforts of the Direct Retail group are focused on the loan origination activities of retail loan officers located in the branch offices. These loan officers identify prospective customers through contacts within their local markets by developing relationships with real estate agents, large employers, home builders, commercial bankers, accountants, attorneys and others who would have contact with prospective home owners seeking financing or refinancing. Over time, successful loan officers develop a reputation for being able to provide quick and accurate service to the customer and often generate new customers through referrals from existing customers. The marketing efforts of the loan officers are supported by print media advertising in selected local markets to target prospects with featured product types or to highlight Mortgage Corp.'s broad range of service capabilities. Mortgage Corp. has expanded its Direct Retail network of loan officers by hiring experienced lenders in targeted markets and by acquiring successful retail mortgage origination businesses.

     The following table presents the number and dollar amount of loan originations through Direct Retail for the periods indicated.

              DIRECT RETAIL RESIDENTIAL MORTGAGE LOAN ORIGINATIONS

                                                                          FISCAL YEAR(1)
                                             THREE MONTHS ENDED   ------------------------------
                                               MARCH 31, 1998       1997       1996       1995
                                             ------------------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS)
Conventional Loans:
  Volume of loans..........................       $102,494        $182,640   $162,117   $145,398
  Number of loans..........................            810           1,425      1,374      1,354
FHA/VA/FMHA Loans:
  Volume of loans..........................       $117,470        $319,667   $184,098   $108,074
  Number of loans..........................          1,178           3,300      2,073      1,474
Home Improvement Loans:(2)
  Volume of loans..........................       $     --        $    631   $    211   $    141
  Number of loans..........................             --              14         12          7
Brokered Loans:(3)
  Volume of loans..........................       $ 19,913        $ 62,524   $ 19,851   $ 32,799
  Number of loans..........................            181             532         99        133
Total Originations:
  Volume of loans..........................       $239,877        $565,462   $366,277   $286,412
  Number of loans..........................          2,169           5,271      3,558      2,968

---------------
(1) 1997 data is for the 12 months ended December 31; data for all other years is for the 12 months ended September 30, which was the fiscal year end for Mortgage Corp. prior to the Harbor Merger.

(2) Home Improvement Loans are loans that are used by borrowers to finance various home improvement projects and are generally secured by second liens.

(3) Brokered Loans are originated through the Direct Retail process but are closed and funded by a third-party correspondent.

     Broker Retail. Mortgage Corp. entered into the Broker Retail business through the acquisition of New America in July 1994. At the time of the acquisition, New America had offices in Dallas, Texas and Fort Lauderdale, Florida. Since becoming a part of Mortgage Corp., New America has expanded to its present complement of 27 offices. Broker Retail account executives work with and through independent mortgage loan brokers to identify lending opportunities for the various loan products offered by Mortgage Corp.

     In arranging mortgage loans, independent mortgage loan brokers act as intermediaries between prospective borrowers and Mortgage Corp. Mortgage Corp. is an approved FHMA, FHLMC and GNMA seller/servicer and has access to private investors as well. As a result, Mortgage Corp. provides brokers access to the secondary market for the sale of mortgage loans that they otherwise could not access because they do not meet the applicable seller/servicer net worth requirements. Mortgage Corp. attracts and maintains relationships with mortgage brokers by offering a variety of competitive and responsive services as well as a variety of mortgage loan products at competitive prices. Mortgage Corp.'s relationship with these independent mortgage brokers differs from traditional wholesale purchases in that Mortgage Corp. underwrites and funds substantially all of the loans funded through the Broker Retail channel in its own name.

     Separately, the Broker Retail channel conducts a whole loan pool acquisition business. In most cases, the loans purchased in bulk are underwritten by the seller-originator to FHA, FMHA, VA, FNMA or FHLMC underwriting standards, with the seller warranting that such loans comply with such standards. Mortgage Corp. employs quality review procedures prior to purchase in an effort to ensure that the loans acquired in bulk purchases meet such standards. See "-- Underwriting." During 1997, bulk acquisitions of loans constituted less than 1% of Broker Retail production.

     The following table presents the number and dollar amount of Broker Retail production, including bulk acquisitions, for the periods indicated.

               BROKER RETAIL RESIDENTIAL MORTGAGE LOAN PRODUCTION

                                                                          FISCAL YEAR(1)
                                         THREE MONTHS ENDED   --------------------------------------
                                           MARCH 31, 1998        1997           1996          1995
                                         ------------------   ----------   --------------   --------
                                                           (DOLLARS IN THOUSANDS)
Conventional Loans:
  Volume of loans......................      $1,258,371       $2,222,232     $1,270,497     $364,049
  Number of loans......................           9,713           18,332         11,665        3,506
FHA/VA/FMHA Loans:
  Volume of loans......................      $  213,758       $  273,336     $   55,917     $ 24,085
  Number of loans......................           1,942            2,741            632          315
Home Equity Loans:
  Volume of loans......................      $   58,261       $  178,492     $    6,583     $     --
  Number of loans......................             742            2,423            183           --
Total Production:
  Volume of loans......................      $1,530,390       $2,674,060     $1,332,997     $388,134
  Number of loans......................          12,397           23,496         12,480        3,821

---------------

(1) 1997 data is for the 12 months ended December 31; data for all other years is for the 12 months ended September 30, which was the fiscal year end for Mortgage Corp. prior to the Harbor Merger.

     Characteristics of Retail Loan Production. As a result of Mortgage Corp.'s extensive Direct Retail and Broker Retail origination networks, the portfolio of retail mortgage loans originated by Mortgage Corp. on an annual basis is comprised of loans with a variety of characteristics that are offered to borrowers who are geographically dispersed. Based upon production data maintained by Mortgage Corp., the following table sets forth, as a percentage of aggregate principal balance, the geographic distribution and other data for the loans originated through the retail network of Mortgage Corp. for the 12-month periods ended December 31, 1997 and September 30, 1996 and the three-month period ended March 31, 1998.

                                                MARCH 31, 1998   DECEMBER 31, 1997   SEPTEMBER 30, 1996
                                                --------------   -----------------   ------------------
Production by State:
  California..................................        33%                23%                  9%
  Texas.......................................         7                 13                  25
  Florida.....................................         7                  7                   7
  Oregon......................................         6                  7                  --
  Washington..................................         6                  7                   5
  Georgia.....................................         3                  6                   9
  Arizona.....................................         4                  5                   7
  All others..................................        34                 32                  38
                                                     ---                ---                 ---
          Total...............................       100%               100%                100%
Interest rate characteristics:
  Fixed rate loans............................        97%                93%                 93%
  Variable rate loans.........................         3                  7                   7
                                                     ---                ---                 ---
          Total...............................       100%               100%                100%
Loan purpose:
  Purchase transactions.......................        35%                61%                 69%
  Refinance transactions......................        65                 39                  31
                                                     ---                ---                 ---
          Total...............................       100%               100%                100%

Substantially all of the retail mortgage production of Mortgage Corp. represents loans secured by first liens on the underlying collateral.

     Mortgage Conduit. The Company organized Capital Corp. in August 1997 to acquire Home Equity Loans from third-party origination sources for securitization. Capital Corp. acquires existing pools of Home Equity Loans in individually negotiated transactions from several loan origination sources. From its inception through March 31, 1998, Capital Corp. acquired 831 Home Equity Loans in 25 pools with principal balances totaling $89.0 million from seven different sellers, including one pool for $35.1 million purchased from the former employer of Capital Corp.'s management. In addition to acquiring pools of Home Equity Loans from third-party origination sources for securitization, Capital Corp. intends to acquire loans originated by New America's extensive Broker Retail network.

     In addition to the acquisition of Home Equity Loans, Capital Corp. intends to originate Home Equity Loans on a retail basis or through broker referrals. Capital Corp. recently signed a letter of intent to acquire three existing retail branch offices. In selected instances, Capital Corp. will seek opportunities to extend secured warehouse lines of credit to certain approved sellers of Home Equity Loans and will consider originating mezzanine loans to, or making equity investments in, selected sellers. The objectives of such loans and investments are to diversify and solidify the flow of product from selected mortgage banks who provide Home Equity Loans to Capital Corp.

     Characteristics of Mortgage Conduit Production. The loans acquired by Capital Corp. have been acquired from Home Equity Loan originators who originate loans throughout the United States. The following table sets forth, as a percentage of aggregate principal balance, the geographic distribution and other data for the portfolio of loans acquired by Capital Corp. from its first acquisition of loans in October 1997 through March 31, 1998.

Production by state:
  New York..................................................   35%
  Georgia...................................................   18
  Florida...................................................   12
  Illinois..................................................   10
  New Jersey................................................    6
  All others (28 states)....................................   19
                                                              ---
          Total.............................................  100%
Interest rate characteristics:
  Fixed rate loans..........................................   57%
  Variable rate loans.......................................   43
                                                              ---
          Total.............................................  100%
Lien status:
  First liens...............................................   95%
  Subordinate liens.........................................    5
                                                              ---
          Total.............................................  100%

     Underwriting

     Direct Retail and Broker Retail. Loan underwriting in both the Direct Retail and Broker Retail groups is performed on a regional basis in larger branch locations. Substantially all Direct Retail and Broker Retail loans are processed and individually underwritten by Mortgage Corp. personnel and are directly funded by Mortgage Corp. Mortgage Corp. believes that having underwriters in each market area enables these personnel to remain abreast of changing conditions in property values, employment conditions and various other conditions in each market. Furthermore, in order to ensure compliance with Mortgage Corp.'s underwriting guidelines, the underwriters operate independently of origination personnel.

     Mortgage Corp.'s guidelines for underwriting conventional conforming loans comply with the criteria employed by FHLMC and FNMA, as applicable. Mortgage Corp.'s guidelines for underwriting FHA and

FMHA insured loans and VA guaranteed loans comply with the criteria established by these agencies. Mortgage Corp.'s guidelines for underwriting conventional non-conforming loans are based on the underwriting standards employed by private mortgage insurers and private investors that purchase such loans. Mortgage Corp.'s guidelines for underwriting Home Equity Loans are based on the underwriting standards employed by the private and conduit investors that purchase such loans and are similar to the underwriting standards employed by Capital Corp. for acquired Home Equity Loans. Such private investors (i) have given Mortgage Corp. delegated underwriting authority for approval to close and sell such loans based on policy and guidelines established by the investor; (ii) require that the loan be underwritten on a contract basis for the closing and sale of such loans by an independent third party approved by the investor, typically a mortgage insurance company; or (iii) are approved directly by the investor before closing and sale of such loans.

     Mortgage Corp. performs a quality control review of loans originated by having approximately 10% of its loans re-underwritten by independent third parties that contract with Mortgage Corp. to perform this service. This practice is designed to ensure that the loan origination practices and decisions are acceptable to Mortgage Corp.'s loan pool investors and are in compliance with regulatory requirements. Mortgage Corp. believes that its quality control review meets or exceeds the review requirements of FNMA, FHLMC and applicable laws and regulations.

     Home Equity Loans are extended to borrowers who, for some reason, do not qualify for an agency or conventional mortgage loan. In most cases, borrowers seeking Home Equity Loans have experienced some level of historical credit difficulty. Through a tiered underwriting system, Mortgage Corp. subjects borrowers seeking Home Equity Loans to limits based, among other things, on the loan-to-value ratio applicable to the particular transaction. The maximum allowed loan-to-value ratio varies depending upon whether the collateral is classified as a primary, secondary or investor residence. Maximum loan amounts established for each classification of collateral generally do not exceed $500,000 for a primary residence with a loan-to-value ratio of less than 80%. At the low end of the credit spectrum for qualified Home Equity Loan borrowers, the maximum loan-to-value ratios cannot exceed 65%, with security limited to a primary residence and the loan amount limited to $100,000. Sub-limits within the underwriting guidelines also place loan-to-value and borrowing amount limitations on the Home Equity Loan based upon whether the loan is a purchase money or cash-out refinance loan. Through March 31, 1998, Mortgage Corp. has sold, on a servicing released basis, substantially all of its Home Equity Loan production.

     Mortgage Conduit. Capital Corp. acquires existing Home Equity Loans from several loan origination sources under a tiered underwriting system. Capital Corp. acquires each loan pool in an individually negotiated transaction from the seller after a full underwriting review by Capital Corp. prior to the offer to purchase. The underwriting review is performed to determine that the loans to be acquired meet the various underwriting criteria for each credit grade. Generally, the underwriting grade is a function of the prospective borrower's credit history, which, in turn, will drive the loan-to-value relationship, the debt to income ratio, and other credit criteria to be applied by Capital Corp. in evaluating a loan.

     Capital Corp.'s categories and general criteria for grading the credit history of potential Home Equity Loan borrowers are set forth in the table below.

                           UNDERWRITING GUIDELINES(1)

                           A1 PROGRAM          A2 PROGRAM          B PROGRAM           C PROGRAM           D PROGRAM
                       ------------------  ------------------  ------------------  ------------------  ------------------
Existing mortgage
  history............  Maximum one 30-     Maximum two 30-     Maximum three 30-   Maximum five 30-    No more than three
                       day late payment    day late payments   day late payments   day and two 60-day  months delinquent
                       within last 12      and no 60-day late  and no 60-day late  late payments       at closing
                       months and two      payments within     payments within     within last 12
                       30-day late         last 12 months;     last 12 months;     months; must be
                       payments in last    must be current at  must be current at  current at
                       24 months; must be  application time    application time    application time
                       current at
                       application time
Other credit
  history............  No more than one    No more than two    Over 12 month       Significant prior   Significant
                       30-day late         30-day late         prior defaults      defaults            defaults
                       payment in last 12  payments in last    acceptable; not     acceptable if over  acceptable; not
                       months or two       12 months. Minor    more than $5,000    two years old;      more than $5,000
                       30-day late         derogatory items    in open collection  generally, not      in open or
                       payments in last    allowed; no more    accounts or open    more than $5,000    collection amounts
                       24 months; must be  than $2,500 in      after funding;      in open collection  may remain open
                       current at          open collection     some 30-and 60-day  accounts or open    after funding;
                       application time    accounts or open    delinquencies       after funding;      applicant has
                                           after funding, all                      some 60- and        sporadic payment
                                           current credit                          90-day              history
                                           must be current                         delinquencies
Bankruptcy filings...  Generally, no       Generally, no       Generally, no       Generally, no       Bankruptcy, notice
                       notice of default   bankruptcy or       bankruptcy or       bankruptcy or       of sale filing,
                       filings in last     notice of default   notice of default   notice of default   notice of default
                       two years           filings in last     filings in last     filings in last     filing or
                                           three years and     two years and       two years           foreclosure
                                           credit has been     credit has been                         permitted if over
                                           reestablished       reestablished                           12 months old
                                           subsequent to       subsequent to
                                           bankruptcy          bankruptcy
Employment history...  Two years stable    Two years stable    Two years stable    Two years stable    One year stable
Debt service to
  income ratio.......  45% or less         45% or less         50% or less         50% or less         50% or less
Maximum loan-to-
  value ratio:
Owner occupied;
  single family......  85%                 85%                 80%                 75%                 65%
  condo/two-to-four
    unit.............  85%                 80%                 75%                 75%                 60%
Non-owner occupied...  75%                 75%                 70%                 70%                 N.A.

---------------
(1) The letter grades applied to each risk classification reflect Capital Corp.'s internal standards and do not necessarily correspond to the classifications used by other home equity lenders. The data presented are for first lien mortgages. More stringent requirements apply to mortgages secured by second liens.

     The following table presents, for each of Capital Corp.'s underwriting grades, for the period from Capital Corp.'s formation in August 1997 to March 31, 1998, the aggregate principal balance of loans acquired, the aggregate number of loans acquired, the weighted average coupon rate of loans acquired, and the relationship of amount financed to the estimated appraised value of the mortgaged collateral. Because of the short time period reflected in the following table, the characteristics of the loans reflected therein are not necessarily indicative of future loans that may be acquired or originated by Capital Corp.

                        CAPITAL CORP.'S LOAN PRODUCTION

                                                                                          WEIGHTED AVERAGE
                                           AGGREGATE LOAN    NUMBER    WEIGHTED AVERAGE    LOAN-TO-VALUE
          CAPITAL CORP.'S GRADE               BALANCE       OF LOANS        COUPON             RATIO
          ---------------------            --------------   --------   ----------------   ----------------
                                           (IN THOUSANDS)
A1.......................................     $28,619          238            9.6%              76.1%
A2.......................................      30,474          277           10.1               77.4
B........................................      14,281          151           10.7               71.3
C........................................       9,170          100           11.0               71.2
D........................................       6,429           65           12.1               64.0
                                              -------          ---           ----               ----
          Total or Weighted Average......     $88,973          831           10.3%              74.4%
                                              =======          ===           ====               ====

     Financing Strategy

     Direct Retail and Broker Retail. Mortgage Corp. finances originated mortgage loans primarily through its warehouse credit facilities provided by a group of commercial bank lenders. Loans are generally held in inventory by Mortgage Corp. for up to 45 days pending their sale to investors or agencies. From the stage of initial application by the borrower through the final sale of the loan, Mortgage Corp. bears interest rate risk.

     In order to offset the risk that a change in interest rates will result in a decrease in the value of Mortgage Corp.'s current mortgage loan inventory or its commitments to purchase or originate mortgage loans ("Committed Pipeline"), Mortgage Corp. enters into hedging transactions. Mortgage Corp.'s hedging policies generally require that substantially all of its inventory of conventional conforming and agency loans and the maximum portion of the Committed Pipeline that Mortgage Corp. believes may close be hedged with forward contracts for the delivery of mortgage-backed securities ("MBS") or options on MBS. The inventory is then used to form the MBS that will fill the forward delivery contracts and options. Mortgage Corp. hedges its inventory and Committed Pipeline of jumbo (generally loans in excess of $227,200) and other non-conforming mortgage loans, by using whole-loan sale commitments to ultimate buyers or, because such loans are ultimately sold based on a market spread to MBS, by selling a like amount of MBS. Because the market value of the loan and the MBS are both subject to interest rate fluctuations, Mortgage Corp. is not exposed to significant risk and will not derive any significant benefit from changes in interest rates on the price of the inventory net of gains or losses in associated hedge positions.

     The correlation between price performance of the hedging instruments and the inventory being hedged is very high as a result of the similarity of the asset and the related hedge instrument. Mortgage Corp. is exposed to interest-rate risk to the extent that the portion of loans from the Committed Pipeline that actually closes at the committed price is different from the portion expected to close and hedged in the manner described. Mortgage Corp. determines the portion of its Committed Pipeline that it will hedge based on numerous assumptions, including composition of the Committed Pipeline, the portion of such Committed Pipeline likely to close, the timing of such closings and anticipated changes in interest rates.

     Mortgage Corp. customarily sells all loans that it originates or purchases. Conventional conforming and agency loans are generally sold servicing retained and non-conforming loans are generally sold servicing released. Mortgage Corp. packages substantially all of its FHA- and FMHA-insured and VA-guaranteed mortgage loans into pools of loans. It sells these pools to national or regional broker-dealers in the form of modified pass-through MBS guaranteed by GNMA. With respect to loans securitized through GNMA programs, Mortgage Corp. is insured against foreclosure loss by the FHA or FMHA or partially guaranteed against foreclosure loss by the VA (at present, generally 25% to 50% of the loan, up to a maximum amount of $50,750, depending upon the amount of the loan). Conventional conforming loans are also pooled by Mortgage Corp. and exchanged for securities guaranteed by FNMA or FHLMC, which securities are then sold to national or regional broker-dealers. Loans securitized through FNMA or FHLMC are sold on a nonrecourse basis whereby foreclosure losses are generally the responsibility of FNMA and FHLMC, and not Mortgage Corp. Alternatively, Mortgage Corp. may sell FHA- and FMHA-insured and VA-guaranteed mortgage loans and conventional conforming loans, and consistently sells its jumbo loan production to large buyers in the secondary market (which can include national or regional broker-dealers) on a nonrecourse basis. These loans can be sold either on a whole-loan basis or in the form of pools backing securities which are not guaranteed by any governmental instrumentality but which generally have the benefit of some form of external credit enhancement, such as insurance, letter of credit, payment guarantees or senior/subordinated structures. Substantially all loans sold by Mortgage Corp. are sold without recourse, subject, in the case of VA loans, to the limits of the VA guaranty described above. To date, losses on VA loans in excess of the VA guaranty have not been material to Mortgage Corp.

     Mortgage Conduit. Capital Corp. currently finances the purchase of Home Equity Loans with cash flow from the Company, a $200 million repurchase facility, a sub-line under Mortgage Corp.'s warehouse credit facility and other short-term credit facilities. Typically, under these credit facilities, Capital Corp. is only permitted to finance a portion of the purchase price of loans, which are generally purchased at prices that exceed their par value. Capital Corp. is in the process of negotiating additional nonrecourse warehouse credit facilities in its own name for an aggregate amount of $300 million.

     Capital Corp. intends to securitize substantially all of the Home Equity Loans it acquires or originates. The securitization transactions are expected to be consummated through the creation of special purpose trusts. The Home Equity Loans will be transferred to a trust in exchange for certificates representing the senior interest in the securitized loans held by the trust and, if applicable, a subordinated interest in the securitized loans. The subordinated interests generally consist of the excess spread between the interest and principal paid by the borrowers on the loans pooled in the securitization and the interest and principal of the senior interests issued in the securitization, and other unrated interests issued in the securitization. The senior interests are subsequently sold to investors for cash. Capital Corp. may elect to retain the subordinated interests or may sell all or some portion of the subordinated interests to investors for cash. Capital Corp. anticipates that it will retain the rights to the excess spreads.

     Upon the sale of Home Equity Loans in securitization transactions, the sum of the cash proceeds received, and the estimated present values of the subordinated interests less the costs of origination and securitization and, the basis in the Home Equity Loans sold results in the gain recognized at the time of the securitization transaction. The present values of the subordinated interests recognized by Capital Corp. are determined based upon prepayment, loss and discount rate assumptions that are determined in accordance with the unique underlying characteristics of the Home Equity Loans comprising each securitization.

     Servicing

     Direct Retail and Broker Retail. Generally, it is Mortgage Corp.'s strategy to build and retain its servicing portfolio. With the exception of Home Equity Loans, Mortgage Corp. services substantially all of the mortgage loans that it originates. In addition, Mortgage Corp. may, from time to time, purchase bulk servicing contracts for servicing of single family residential mortgage loans originated by other lenders. Following Mortgage Corp.'s acquisition by the Company in July 1997, it has retained substantially all of the newly originated mortgage servicing rights when the option to retain such rights existed. Mortgage Corp. has been able to retain such rights as a result of the capital support available from the Company to fund the cash investment required to grow the servicing portfolio.

     The servicing of mortgage loans generally includes collecting and remitting loan payments, making advances when required, accounting for principal and interest, holding custodial (escrow) funds for payment of property taxes and hazard insurance, making necessary physical inspections of the property, counseling delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, and generally administering the loans. Mortgage Corp. receives a fee for servicing mortgage loans ranging generally from 1/4% to 1/2% per annum on the declining principal balances of the loans. The servicing fee is collected by Mortgage Corp. out of monthly mortgage payments.

     Currently, a large portion of Mortgage Corp.'s costs of servicing loans are incurred as a result of the labor intensive data entry process required in connection with each new loan. Mortgage Corp. is currently implementing a system that will automate a large portion of the data entry process for serviced loans.

Mortgage Corp. expects that this system will be fully implemented by the third quarter of 1998 and will significantly decrease the variable costs associated with servicing loans.

     Mortgage Corp.'s servicing portfolio is subject to reduction by scheduled amortization or by prepayment or foreclosure of outstanding loans. In addition, Mortgage Corp. has sold, and may sell in the future, a portion of its portfolio of loan servicing rights to other mortgage servicers. In general, the decision to sell servicing rights is based on management's assessment of the market value of servicing rights and other factors.

     The following table presents certain information regarding Mortgage Corp.'s residential servicing portfolio, including loans held for sale as of the dates indicated.

                    RESIDENTIAL SERVICING PORTFOLIO BALANCES

                                                                         FISCAL YEAR(1)
                                                 AS OF        ------------------------------------
                                             MARCH 31, 1998      1997         1996         1995
                                             --------------   ----------   ----------   ----------
                                                                (IN THOUSANDS)
FHA-insured mortgage loans.................    $  549,340     $  429,216   $  342,694   $  240,217
VA-guaranteed mortgage loans...............       327,065        266,294      178,943      149,830
Conventional mortgage loans................     4,897,749      4,280,315    3,234,197      894,840
Other......................................        22,109         20,688       66,815       68,802
                                               ----------     ----------   ----------   ----------
          Total residential servicing
            portfolio......................    $5,796,263     $4,996,513   $3,822,649   $1,353,689
                                               ==========     ==========   ==========   ==========

---------------

(1) 1997 data is as of December 31; data for all other years is as of September 30, which was the fiscal year end for Mortgage Corp. prior to the Harbor Merger.

     Mortgage Corp.'s contractual right to subservice approximately $930 million of residential mortgages at March 31, 1998 is included in the data presented in the preceding table. Of the total subservicing portfolio, approximately $771 million (82.9%) represents subservicing for loans in California. No other state accounts for more than 5% of Mortgage Corp.'s subservicing portfolio. These subservicing rights represent Mortgage Corp.'s right to service loans as to which third parties own the servicing rights. Such parties have contracted with Mortgage Corp. to service the portfolio of loans under short-term contracts (generally for original terms of less than five years) for a fixed dollar amount of servicing fee per year (generally approximately $75.00 per loan per year).

     Mortgage Corp.'s residential servicing portfolio (excluding subserviced loans), stratified by interest rate, was as follows as of the dates indicated:

                        RESIDENTIAL SERVICING PORTFOLIO
                          INTEREST RATE STRATIFICATION

                                                                  PERCENTAGE OF PRINCIPAL
                                                                      BALANCE SERVICED
                                                              --------------------------------
                                                                               FISCAL YEAR(1)
                                                                  AS OF        ---------------
                                                              MARCH 31, 1998    1997     1996
                                                              --------------   ------   ------
Under 7.0%..................................................        9.3%         7.9%     9.8%
7.0 to 7.49.................................................       19.6         15.2     14.7
7.5 to 7.99.................................................       28.6         28.1     21.1
8.0 to 8.49.................................................       19.7         22.4     18.0
8.5 to 8.99.................................................       12.5         15.0     15.8
9.0 to 9.49.................................................        3.1          3.4      6.7
9.5 to 9.99.................................................        3.6          4.0      6.9
10% and over................................................        3.6          4.0      7.0
                                                                  -----        -----    -----
          Total residential servicing portfolio.............      100.0%       100.0%   100.0%
                                                                  =====        =====    =====

---------------

(1) 1997 data is as of December 31; 1996 data is as of September 30, which was the fiscal year end for Mortgage Corp. prior to the Harbor Merger.

     At March 31, 1998, 94% of the principal balance of loans in the servicing portfolio bore interest at fixed rates and 6% bore interest at adjustable rates. The weighted average servicing fee of the portfolio was 0.34% of the principal balance of serviced loans at March 31, 1998.

     The following table presents the geographic distribution of Mortgage Corp.'s residential servicing portfolio (excluding subserviced loans), as of the dates indicated.

            RESIDENTIAL SERVICING PORTFOLIO GEOGRAPHIC DISTRIBUTION

                                                                  PERCENTAGE OF PRINCIPAL
                                                                      BALANCE SERVICED
                                                              --------------------------------
                                                                               FISCAL YEAR(1)
                                                                  AS OF        ---------------
                                                              MARCH 31, 1998    1997     1996
                                                              --------------   ------   ------
California..................................................       27.5%        27.8%    29.5%
Texas.......................................................       15.6         17.3     40.3
Florida.....................................................        7.2          7.1      4.2
Washington..................................................        6.5          6.7      2.4
Maryland....................................................        6.0          5.2      1.7
Other states (none more than 5%)............................       37.2         35.9     21.9
                                                                  -----        -----    -----
          Total residential servicing portfolio.............      100.0%       100.0%   100.0%
                                                                  =====        =====    =====

---------------

(1) 1997 data is as of December 31; 1996 data is as of September 30, which was the fiscal year end for Mortgage Corp. prior to the Harbor Merger.

     The following table presents, as a percentage of aggregate principal balance, the delinquency statistics of Mortgage Corp.'s residential servicing portfolio (excluding subserviced loans and GNMA defaulted loans purchased while in default) as of the dates indicated.

             RESIDENTIAL SERVICING PORTFOLIO DELINQUENCY STATISTICS

                                                                                 FISCAL
                                                                                 YEAR(1)
                                                                  AS OF        -----------
                                                              MARCH 31, 1998   1997   1996
                                                              --------------   ----   ----
  Delinquencies at period end:
  30 days...................................................       3.3%        2.4%   2.1%
  60 days...................................................       0.5         0.5    0.6
  90 days or more...........................................       0.5         0.2    0.3
                                                                   ---         ---    ---
          Total delinquencies...............................       4.3%        3.1%   3.0%
                                                                   ===         ===    ===
          Foreclosures pending..............................       0.7%        0.7%   0.9%
                                                                   ===         ===    ===

---------------

(1) 1997 data is as of December 31; 1996 data is as of September 30, which was the fiscal year end for Mortgage Corp. prior to the Harbor Merger.

     The delinquency data included in the preceding table include the results of three distressed servicing portfolios acquired by Mortgage Corp. At March 31, 1998, the distressed portfolios totaled approximately $153.9 million of servicing, of which approximately 6.5% represented delinquent principal balances. In addition, approximately 3.8% of the principal balance of these distressed portfolios was in foreclosure as of March 31, 1998.

     Mortgage Corp. has increased its servicing portfolio by retaining the servicing rights on the loans it originates and by acquiring servicing rights from other mortgage banks. In particular, Mortgage Corp. has sought to acquire servicing rights from other mortgage banks at a substantial discount to the market value of currently originated servicing. Such servicing is available at discounts because of high delinquency levels or other characteristics deemed unattractive to other servicers seeking more traditional servicing portfolios. Mortgage Corp. has been able to acquire these servicing portfolios at prices that, in its view, are attractive compared to the market value of currently originated servicing. Mortgage Corp. has devoted substantial attention to improving the overall quality of these distressed servicing portfolios and, as a result, has developed particular expertise in servicing loans evidencing some level of distress.

     To capitalize further on its distressed servicing expertise, Mortgage Corp. has initiated a trial program whereby it will acquire delinquent FHA and VA loans from other mortgage bankers' GNMA securitizations. Mortgage Corp. believes that a financial and business incentive exists for some mortgage banks to sell the targeted loans and, therefore, a significant amount of such loans are available for sale. The GNMA seller-servicers are required to pass through to the holder of the GNMA security the scheduled principal and interest payments on all loans in the security pool, even though the borrower may not be making such payments. The mortgage banker is, therefore, making corporate advances to the security holder from its own funds. By removing the delinquent loans from the securitization by a sale to Mortgage Corp., the selling mortgage banker is relieved from further obligations to make such advances to the GNMA security holder. Through March 31, 1998, Mortgage Corp. has acquired approximately $98 million of such loans. Mortgage Corp. intends to securitize substantially all of such loans.

     Residential mortgage loans are serviced from facilities located in Houston, Texas and Scottsbluff, Nebraska. The Scottsbluff center, a newly renovated 21,000 square foot facility, was acquired as part of Mortgage Corp.'s 1996 acquisition of Hamilton Financial Services Corporation ("Hamilton"). This service center has advantageous lease terms and an efficient cost structure as compared to metropolitan servicing centers. The addition of Hamilton's servicing and subservicing portfolios almost doubled Mortgage Corp.'s consolidated servicing portfolio.

     In order to track information on its mortgage servicing portfolio, Mortgage Corp. utilizes a data processing system provided by Alltel Information Systems, Inc. ("Alltel"). Alltel is one of the largest mortgage banking service bureaus in the United States. Management believes that this system gives Mortgage Corp. sufficient capacity to support the anticipated expansion of its residential mortgage loan servicing portfolio.

     Mortgage Conduit. The loans acquired by Capital Corp. to date are being subserviced by Advanta Mortgage Corp. USA. Capital Corp. owns the servicing rights to its loans as master servicer and intends to assign collection and resolution responsibilities to a subsidiary of the Company as special servicer when its loans reach certain stages of delinquency, thus placing the final decisions as to collection management under the control of the Company. Having acquired and managed consumer portfolios totaling in excess of $580 million in Face Value in its Portfolio Asset acquisition and resolution business, the Company believes that the servicing experience and skills it has gained are valuable to support the unique collection and resolution needs of a Home Equity Loan portfolio. Capital Corp. intends within the next 12 months to replace Advanta Mortgage Corp. USA with the combined capabilities of Mortgage Corp. and the Company to service Capital Corp.'s portfolio of Home Equity Loans and the loans within its securitized pools. The Company and Mortgage Corp. are in the process of seeking the approval of the servicer rating agencies as a preliminary step in the process of retaining the servicing of all new Home Equity Loans in-house.

     STRATEGY

     Direct Retail and Broker Retail. Mortgage Corp. intends to pursue the following strategies in an effort to continue growth in earnings in all aspects of its residential mortgage business:

     - Maintain steady growth in earnings by increasing the size of Mortgage Corp.'s servicing portfolio.

     -     Continue opportunistic geographic expansion.

     -     Increase the range of mortgage products offered.

     -     Expand the Direct Retail and Broker Retail origination channels.

     - Acquire distressed servicing portfolios and delinquent FHA, FMHA and VA loans from other seller-servicers' GNMA securitizations.

     Mortgage Conduit. Capital Corp. intends to implement the following strategies as it continues to develop and grow its mortgage conduit business:

     - Capitalize on the existing Home Equity Loan origination network of Mortgage Corp. to generate loans for securitization.

     - Form strategic relationships with selected small originators of Home Equity Loans by extending secured warehouse lines of credit or mezzanine loans to, or making equity investments in, such entities.

     - Capitalize on the distressed asset collection experience of Commercial Corp. to address the collection and resolution challenges inherent in Home Equity Loan servicing.

     - Establish an internal servicing platform to service the Home Equity Loans originated or acquired by Capital Corp.

  Commercial Mortgage Banking

     Mortgage Corp.'s commercial mortgage banking business consists of commercial loans secured by commercial real estate properties and single family residential construction loans. The following table presents the number and dollar amount of Mortgage Corp.'s commercial loan production for the periods indicated.

                     COMMERCIAL MORTGAGE LOAN ORIGINATIONS

                                                                           FISCAL YEAR(1)
                                               THREE MONTHS ENDED   ----------------------------
                                                 MARCH 31, 1998       1997      1996      1995
                                               ------------------   --------   -------   -------
                                                            (DOLLARS IN THOUSANDS)
Correspondent Loans:
  Volume of loans............................       $113,265        $348,060   $35,600   $53,405
  Number of loans............................             21              86         3         9
Construction Loans:
  Volume of loans............................       $ 15,596        $ 65,740   $28,780        --
  Number of loans............................             96             466       263        --
Total Loans:
  Volume of loans............................       $128,861        $413,800   $64,380   $53,405
                                                    ========        ========   =======   =======
  Number of loans............................            117             552       266         9
                                                    ========        ========   =======   =======

---------------
(1) 1997 data is for the 12 months ended December 31; data for all other years is for the 12 months ended September 30, which was Mortgage Corp.'s fiscal year end prior to the Harbor Merger.

     Correspondent Loan Business

     Through eight offices located in California, Texas and Colorado, Mortgage Corp. originates commercial loans that are funded by third parties for which Mortgage Corp. serves as the correspondent. The loans are secured by multi-family residential projects, office buildings, shopping centers and other income producing properties. Revenues derived from Mortgage Corp.'s commercial lending business are principally origination fees based on a percentage of the loan amount and, in certain instances, application fees assessed at the time a loan application is processed by Mortgage Corp. During 1997 Mortgage Corp. generated $2.7 million in origination fees from its commercial mortgage origination business. Mortgage Corp. did not generate any such fees during the three months ended March 31, 1998. Mortgage Corp.'s commercial lending offices are staffed by 34 loan officers and eight servicing personnel.

     Mortgage Corp. originates commercial loans in accordance with the underwriting guidelines of its investors. These investors include life insurance companies, commercial mortgage conduits, real estate investment trusts, and others. Commercial loans are funded by investors at closing. Mortgage Corp. originated a substantial portion of its 1997 commercial production for a single large insurance company. In addition, a substantial portion of its commercial servicing portfolio consists of servicing for such company.

     At March 31, 1998, Mortgage Corp. serviced a portfolio of commercial loans for 39 investors totaling approximately $1.4 billion representing 479 loans. At March 31, 1998, the commercial servicing portfolio represented loans in 15 states with California (71%), Texas (11%), Colorado (8%) and Minnesota (5%) representing the largest concentrations of the principal balance of loans serviced.

     Commercial loans are serviced in a servicing center located in Walnut Creek, California. Mortgage Corp. owns the rights to service its correspondent's loans, with termination rights by the correspondent on a 30-day notice basis. Servicing fees for such loans range from five to eight basis points per annum of the principal balance of the loans.

     Construction Loans

     In 1995, Mortgage Corp. began originating for its own account and servicing single-family residential construction loans through a construction loan department headquartered in Houston, Texas. Mortgage Corp. serves customers in nine states with construction loan products tailored to its builder and individual customers. Mortgage Corp. extends construction lines of credit to approximately 57 builders for the construction of custom and speculative homes. Generally, builders are limited to no more than 50% of the committed line for speculative homes. Total commitments outstanding at March 31, 1998 were approximately $34 million with a maximum extended to any one builder of approximately $2.5 million. During 1997 and the three months ended March 31, 1998, approximately 70% and 71%, respectively, of total construction loan volume was conducted with builder borrowers.

     In addition to its builder customer base, Mortgage Corp. offers a construction-to-permanent loan package to individual customers who are building or remodeling their own home. Under this program, the customer has one application and loan approval process to provide for both the interim construction and permanent financing. During 1997 and the three months ended March 31, 1998, approximately 30% and 29%, respectively, of total construction loan volume was conducted with individual borrowers.

     The underwriting and servicing of the construction loans is conducted in Houston, Texas with the construction progress inspection support provided by the branch office personnel or outside vendors specializing in property inspections for construction lenders. Construction loans are extended for up to 90% of the cost of construction for a period of up to nine months with one three month renewal option on the part of the builder. If the loan remains unpaid after the first renewal, amortization of at least 10% of the principal balance is required for any further renewals. Substantially all construction loans bear interest at variable rates of interest at margins over a base lending rate.

     Mortgage Corp. solicits construction loan builder and individual customers through its major Direct Retail offices and, as a result, conducts most of its business in Texas (72% in 1997), Maryland (8% in 1997), Virginia (5% in 1997) and Tennessee (5% in 1997).

     Strategy

     In its commercial mortgage banking business, Mortgage Corp. intends to continue to serve its correspondent clients by sourcing opportunities through its retail offices and its home builder clients. It is the Company's intention to explore and develop cross-selling opportunities between the commercial mortgage capability of Mortgage Corp. and the commercial lending business of Commercial Corp.

     In its construction lending business, Mortgage Corp. intends to expand its customer base by continuing to emphasize the construction-to-permanent loan product. To that end, a regional construction loan product specialist resides in the mid-Atlantic regional retail office to introduce the construction loan product to borrowers in the region. The balance of Mortgage Corp.'s expansion efforts in the construction lending business are focused on providing a larger volume of construction loan products to Mortgage Corp.'s existing builder customers.

PORTFOLIO ASSET ACQUISITION AND RESOLUTION

     The Company engages in the Portfolio Asset acquisition and resolution business and is beginning to originate commercial loans through its wholly owned subsidiary, Commercial Corp. and its subsidiaries. In the Portfolio Asset acquisition and resolution business Commercial Corp. acquires and resolves portfolios of performing and nonperforming commercial and consumer loans and other assets, which are generally acquired at a discount to Face Value. Purchases may be in the form of pools of assets or single assets. Performing assets are those as to which debt service payments are being made in accordance with the original or restructured terms of such assets. Nonperforming assets are those as to which debt service payments are not being made in accordance with the original or restructured terms of such assets, or as to which no debt service payments are being made. A Portfolio is designated as nonperforming unless substantially all of the assets comprising the Portfolio are performing. Once a Portfolio has been designated as either performing or nonperforming, such designation is not changed regardless of the performance of the assets comprising the Portfolio. Portfolios are either acquired for Commercial Corp.'s own account or through Acquisition Partnerships. See "-- Portfolio Asset Acquisition and Resolution Business -- Relationship with Cargill Financial." To date, Commercial Corp. and the Acquisition Partnerships have acquired over $3.0 billion in Face Value of assets.

     The Company's development of a niche commercial lending business is a logical extension of its extensive experience with the resolution of distressed assets. In many cases, the resolution of such assets involves the modification of an existing debt into a new or modified extension of credit more suited to the borrower's needs, ability to pay and value of the underlying collateral. The Company intends to use such experience as the foundation upon which Commercial Corp. will seek niche commercial lending opportunities.

  Portfolio Asset Acquisition and Resolution Business

     Background

     In the early 1990s large quantities of nonperforming assets were available for acquisition from the RTC and the FDIC. Since 1993, most sellers of nonperforming assets have been private sellers, rather than government agencies. These private sellers include financial institutions and other institutional lenders, both in the United States and in various foreign countries, and, to a lesser extent, insurance companies in the United States. As a result of mergers, acquisitions and corporate downsizing efforts, other business entities frequently access the market served by the Company to dispose of excess real estate property or other financial assets not meeting the strategic needs of a seller. Sales of such assets improve the seller's balance sheet, reduce overhead costs, reduce staffing requirements and avoid management and personnel distractions associated with the intensive and time-consuming task of resolving loans and disposing of real estate. Consolidations within a broad range of industries, especially banking, have augmented the trend of financial institutions and other sellers packaging and selling asset portfolios to investors as a means of disposing of nonperforming loans or other surplus assets.

     Portfolio Assets

     Commercial Corp. acquires and manages Portfolio Assets, which are generally purchased at a discount to Face Value by Commercial Corp. or through Acquisition Partnerships. The Portfolio Assets are generally nonhomogeneous assets, including loans of varying qualities that are secured by diverse collateral types and foreclosed properties. Some Portfolio Assets are loans for which resolution is tied primarily to the real estate securing the loan, while others may be collateralized business loans, the resolution of which may be based either on business or real estate or other collateral cash flow. Consumer loans may be secured (by real or personal property) or unsecured. Portfolio Assets may be designated as performing or nonperforming. Commercial Corp. generally expects to resolve Portfolio Assets within three to five years after purchase.

     To date, a substantial majority of the Portfolio Assets acquired by Commercial Corp. have been designated as nonperforming. Commercial Corp. seeks to resolve nonperforming Portfolio Assets through (i) a negotiated settlement with the borrower in which the borrower pays all or a discounted amount of the loan; (ii) conversion of the loan into a performing asset through extensive servicing efforts followed by either a sale of the loan to a third party or retention of the loan by Commercial Corp. or (iii) foreclosure of the loan and sale of the collateral securing the loan. Commercial Corp. generally retains Portfolio Assets that are designated as performing for the life of the loans comprising the Portfolio.

     Commercial Corp. has substantial experience acquiring, managing and resolving a wide variety of asset types and classes. As a result, it does not limit itself as to the types of Portfolios it will evaluate and purchase. The main factors determining Commercial Corp.'s willingness to acquire Portfolio Assets include the information that is available regarding the assets in a portfolio, the price at which such portfolio can be acquired and the expected net cash flows from the resolution of such assets. Commercial Corp. has acquired Portfolio Assets in virtually all 50 states, the Virgin Islands, Puerto Rico and France. Commercial Corp. believes that its willingness to acquire nonhomogeneous Portfolio Assets without regard to geographical location provides it with an advantage over certain competitors that limit their activities to either a specific asset type or geographical location. Although Commercial Corp. imposes no constraints on geographic locations of Portfolio Assets, the majority of assets acquired to date have been in the Northeastern and Southern areas of the United States.

     Commercial Corp. also seeks to capitalize on emerging opportunities in foreign markets where the market for nonperforming loans of the type generally purchased by Commercial Corp. is less efficient than the market for such assets in the United States. Through March 31, 1998, Commercial Corp. has acquired, with affiliates of Cargill Financial and a local French partner, four Portfolios in France, consisting of approximately 7,900 assets, for an aggregate purchase price of approximately $187 million. Such assets had a Face Value of approximately $616 million. Commercial Corp.'s share of the equity interest in the Portfolios acquired in France ranges from 10% to 33 1/3% and Commercial Corp. has made a total equity investment therein of approximately $13 million. The underlying assets and debt are denominated in French francs and Commercial Corp.'s equity investments are funded with a French franc line of credit, thereby mitigating against foreign currency translation risks with respect to Commercial Corp.'s equity investments. Commercial Corp. does not otherwise attempt to hedge any profits that might be derived from its equity investments.

     Commercial Corp. has an established presence in Paris, France and is actively pursuing opportunities to purchase additional pools of distressed assets in France and other areas of Western Europe. Commercial Corp. has also established an office in Mexico City, Mexico to explore asset acquisition opportunities in Mexico. Additionally, Commercial Corp. recently began pursuing opportunities to purchase pools of distressed assets in Japan and Thailand and is contemplating the formation of various affiliations with local investment and servicing partners to jointly pursue such acquisition opportunities.

     The following table presents, for each of the years in the three-year period ended December 31, 1997 and for the three months ended March 31, 1998, selected data for the Portfolio Assets acquired by Commercial Corp.

                                PORTFOLIO ASSETS

                                                                       YEAR ENDED DECEMBER 31,
                                               THREE MONTHS ENDED   ------------------------------
                                                 MARCH 31, 1998       1997       1996       1995
                                               ------------------   --------   --------   --------
                                                             (DOLLARS IN THOUSANDS)
Face Value...................................       $162,298        $504,891   $413,844   $699,662
Total purchase price.........................         51,971         183,229    205,524    213,187
Total equity invested........................         18,610          54,764     92,937     26,534
Commercial Corp. equity invested.............       $  8,662        $ 37,109   $ 35,973   $ 24,603
          Total number of Portfolio Assets...          1,399           5,503      5,921     19,031

     Sources of Portfolio Assets

     Commercial Corp. develops its Portfolio Asset opportunities through a variety of sources. The activities or contemplated activities of expected sellers are publicized in industry publications and through other similar sources. Commercial Corp. also maintains relationships with a variety of parties involved as sellers or as brokers or agents for sellers. Many of the brokers and agents concentrate by asset type and have become familiar with Commercial Corp.'s acquisition criteria and periodically approach Commercial Corp. with identified opportunities. In addition, repeat business referrals from Cargill Financial or other co-investors in Acquisition Partnerships, repeat business from previous sellers, focused marketing by Commercial Corp. and the nationwide presence of Commercial Corp. and the Company are important sources of business.

     Commercial Corp. has identified and seeks to continue to identify foreign partners that have contacts within each foreign market and can bring Portfolio Asset opportunities to Commercial Corp. Commercial Corp. expects that it will only pursue acquisitions in foreign markets in conjunction with a local foreign partner. Commercial Corp. has in the past pursued, and expects in the foreseeable future to pursue, foreign acquisition opportunities in markets where Cargill Financial or another strategic partner has a presence.

     Asset Analysis and Underwriting

     Prior to making an offer to acquire any Portfolio, Commercial Corp. performs an extensive evaluation of the assets that comprise the Portfolio. If, as is often the case, the Portfolio Assets are nonhomogeneous, Commercial Corp. will evaluate all individual assets determined to be significant to the total of the proposed purchase. If the Portfolio Assets are homogenous in nature, a sample of the assets comprising the Portfolio is selected for evaluation. The evaluation of an individual asset generally includes analyzing the credit and collateral file or other due diligence information supplied by the seller. Based upon such seller-provided information, Commercial Corp. will undertake additional evaluations of the asset which, to the extent permitted by the seller, will include site visits to and environmental reviews of the property securing the loan or the asset proposed to be purchased. Commercial Corp. will also analyze relevant local economic and market conditions based on information obtained from its prior experience in the market or from other sources, such as local appraisers, real estate principals, realtors and brokers.

     The evaluation further includes an analysis of an asset's projected cash flow and sources of repayment, including the availability of third party guarantees. Commercial Corp. values loans (and other assets included in a portfolio) on the basis of its estimate of the present value of estimated cash flow to be derived in the resolution process. Once the cash flow estimates for a proposed purchase and the financing and partnership structure, if any, are finalized, Commercial Corp. can complete the determination of its proposed purchase price for the targeted Portfolio Assets. Purchases are subject to purchase and sale agreements between the seller and the purchasing affiliate of Commercial Corp.

     Servicing

     After a Portfolio is acquired, Commercial Corp. assigns it to an account servicing officer who is independent of the officer that performed the due diligence evaluation in connection with the purchase of the Portfolio. Portfolio Assets are serviced either at the Company's headquarters or in one of Commercial Corp.'s other offices. Commercial Corp. generally establishes servicing operations in locations in close proximity to significant concentrations of Portfolio Assets. Most of such offices are considered temporary and are reviewed for closing after the assets in the geographic region surrounding the office are substantially resolved. The assigned account servicing officer develops a business plan and budget for each asset based upon an independent review of the cash flow projections developed during the investment evaluation, a physical inspection of each asset or the collateral underlying the related loan, local market conditions and discussions with the relevant borrower. Budgets are periodically reviewed and revised as necessary. Commercial Corp. employs loan tracking software and other operational systems that are generally similar to systems used by commercial banks, but which have been enhanced to track both the collected and the projected cash flows from Portfolio Assets.

     To date, the net present value of Commercial Corp.'s cash flows from serviced assets has exceeded initial projections. Because of this success, Commercial Corp. has been able to structure securitization and structured financing transactions based upon cash flow projections expected to be derived from Portfolio Assets. The basis for such transactions differs from traditional securitization structures in which the execution levels are predicated upon the existence of an underlying contractual stream of cash flows from periodic payments on underlying loans. Transactions completed by Commercial Corp. to date have been based not only on the cash flow from performing assets but also the projected cash flows from nonperforming assets such as unoccupied real estate and raw land parcels. Commercial Corp. believes that its success in predicting cash flows from Portfolio Assets has permitted it to access the securitization markets on attractive terms.

     Commercial Corp. services all of the Portfolio Assets owned for its own account, all of the Portfolio Assets owned by the Acquisition Partnerships and, to a very limited extent, Portfolio Assets owned by related third parties. In connection with the Acquisition Partnerships, Commercial Corp. earns a servicing fee of between 3% and 8% of gross cash collections generated in the Acquisition Partnerships rather than a periodic management fee based on the Face Value of the asset being serviced. The rate of servicing fee charged is a function of the average Face Value of the assets within each pool being serviced (the larger the average Face Value of the assets in a Portfolio, the lower the fee percentage within the prescribed range).

     Commercial Corp. believes that a key to its successful acquisition and resolution of Portfolio Assets in foreign countries is its ability to transfer its servicing capabilities and operational systems to such countries. Such systems must be adapted and enhanced to be compatible with the local language, currency and regulatory market. Commercial Corp. has completed the transfer and adaptation of its servicing capabilities and operational systems to its operations in France and has plans to do the same with respect to its operations in Mexico and Asia.

     Structure and Financing of Portfolio Asset Purchases

     Portfolio Assets are acquired for the account of a subsidiary of Commercial Corp. and through the Acquisition Partnerships. Portfolio Assets owned directly by a subsidiary of Commercial Corp. are financed with cash contributed by Commercial Corp. and secured senior debt that is recourse only to such subsidiary.

     Each Acquisition Partnership is a separate legal entity, generally formed as a limited partnership. Commercial Corp. and an investor typically form a corporation to serve as the corporate general partner of each Acquisition Partnership. Generally, Commercial Corp. and the investor each own 50% of the general partner and a 49% limited partnership interest in the Acquisition Partnership (the general partner owns the other 2% interest). Cargill Financial or its affiliates are the investor in the vast majority of the Acquisition Partnerships currently in existence. See "-- Relationship with Cargill Financial." Certain institutional investors have also held limited partnership interests in the Acquisition Partnerships and may hold interests in the related corporate general partners. Acquisition Partnerships may also be formed as a trust, corporation or other type of entity.

     The Acquisition Partnerships generally are financed by debt secured only by the assets of the individual entity and are nonrecourse to the Company, Commercial Corp., its co-investors and the other Acquisition Partnerships. Commercial Corp. believes that such legal structure insulates it, the Company and the other Acquisition Partnerships from certain potential risks, while permitting Commercial Corp. to share in the economic benefits of each Acquisition Partnership. Prior to the Merger, a significant portion of the funding for each Acquisition Partnership was provided in the form of subordinated debt provided by Cargill Financial. Because the Merger increased the capital available to Commercial Corp., the need for subordinated debt has been substantially eliminated, enabling Commercial Corp. to commit a larger portion of its own funds to the Acquisition Partnerships. In addition, the Merger has enhanced Commercial Corp.'s capacity to invest in Portfolios without the participation of an investment partner.

     Senior secured acquisition financing currently provides the majority of the funding for the purchase of Portfolios. Commercial Corp. and the Acquisition Partnerships have relationships with a number of senior lenders including Nomura, Cargill Financial and others. Senior acquisition financing is obtained at variable interest rates ranging from LIBOR to prime based pricing with negotiated spreads to the base rates. The final maturity of the senior secured acquisition debt is normally two years from the date of funding of each advance under the facility. The terms of the senior acquisition debt of the Acquisition Partnerships generally allow, under certain conditions, distributions to equity partners before the debt is repaid in full.

     Prior to maturity of the senior acquisition debt, the Acquisition Partnerships typically refinance the senior acquisition debt with long-term debt secured by the assets of partnerships or transfer assets from the Portfolios to special purpose entities to effect structured financings or securitization transactions. Such long-term debt generally accrues interest at a lower rate than the senior acquisition debt, has collateral terms similar to the senior acquisition debt, and permits distributions of excess cash flow generated by the partnership to the equity partners so long as the partnership is in compliance with applicable financial covenants.

     Relationship with Cargill Financial

     Cargill Financial, a diversified financial services company, is a wholly owned subsidiary of Cargill, Incorporated, which is generally regarded as one of the world's largest privately-held corporations and has offices worldwide. Cargill Financial and its affiliates provide significant debt and equity financing to the Acquisition Partnerships and, from time to time, provide debt financing to the Company and its subsidiaries. In addition, Commercial Corp. believes its relationship with Cargill Financial significantly enhances Commercial Corp.'s credibility as a purchaser of Portfolio Assets and facilitates its ability to expand into other businesses and foreign markets.

     Under a Right of First Refusal Agreement and Due Diligence Reimbursement Agreement effective as of January 1, 1998 (the "Right of First Refusal Agreement") among the Company, Servicing Corp., Cargill Financial and its wholly owned subsidiary CFSC Capital Corp. II, if the Company receives an invitation to bid on or otherwise obtains an opportunity to acquire interests in domestic loans, receivables, real estate or other assets in which the aggregate amount to be bid exceeds $4 million, the Company is required to follow a prescribed notice procedure pursuant to which Cargill Financial has the option to participate in the proposed purchase by requiring that such purchase or acquisition be effected through an Acquisition Partnership formed by the Company and Cargill Financial (or an affiliate). The Right of First Refusal Agreement does not prohibit the Company from holding discussions with entities other than Cargill Financial regarding potential joint purchases of interests in loans, receivables, real estate or other assets, provided that any such purchase is subject to Cargill Financial's right to participate in the Company's share of the investment. The Right of First Refusal Agreement further provides that, subject to certain conditions, Cargill Financial will bear 50% of the due diligence expenses incurred by the Company in connection with proposed asset purchases. The Right of First Refusal Agreement is an amendment and extension of a similar agreement entered into among the Company, certain members of the Company's management and Cargill Financial in 1992. The Right of First Refusal Agreement terminates on January 1, 2000.

     Business Strategy

     Historically, Commercial Corp. has leveraged its expertise in asset resolution and servicing by investing in a wide variety of asset types across a broad geographic scope. Commercial Corp. continues to follow this investment strategy and seeks expansion opportunities into new asset classes and geographic areas when it believes it can achieve attractive risk adjusted returns. The following are the key elements of Commercial Corp.'s business strategy in the portfolio acquisition and resolution business:

     - Niche markets. Commercial Corp. will continue to pursue profitable private market niches in which to invest. The niche investment opportunities that Commercial Corp. has pursued to date include (i) the acquisition of improved or unimproved real estate, including excess retail sites; (ii) periodic purchases of single financial or real estate assets from banks and other financial institutions with which Commercial Corp. has established relationships, and from a variety of other sellers that are familiar with the Company's reputation for acting quickly and efficiently; and (iii) the purchase of charged-off credit card receivables.

     - Emphasis on smaller Portfolios. Generally, Commercial Corp. seeks purchases of Portfolio Assets with a purchase price of less than $100 million in order to avoid large portfolio offerings that attract larger institutional purchasers and hedge funds, which have lower threshold return requirements and lower funding costs than Commercial Corp.

     - Foreign markets. Commercial Corp. believes that the foreign markets for distressed assets are less developed than the U.S. market, and therefore provide a greater opportunity to achieve attractive risk adjusted returns. Commercial Corp. has purchased Portfolio Assets in France and expects to continue to seek purchase opportunities outside of the United States. Commercial Corp. intends to transfer its servicing capabilities and operational systems to each foreign country in which it purchases Portfolio Assets and to adapt such capabilities and systems to the local market.

  Commercial Lending Opportunities

     Commercial Corp.'s extensive experience in the asset acquisition and resolution business has led to numerous opportunities to originate commercial loans. In most cases, the prospective borrower was unwilling or unable to meet a traditional lenders' requirements or found that a traditional lender could not or would not be responsive within a short time frame. In some cases, the prospective borrower was already aware of Commercial Corp.'s familiarity and comfort with a particular type of collateral, such as lodging properties, small commercial real estate developments, franchisee properties or small multi-family projects. In Commercial Corp.'s view, its extensive experience in servicing difficult distressed asset credits qualifies it to originate, and service, commercial loans. To that end, Commercial Corp. is currently evaluating the possibility of making debtor-in-possession loans to borrowers in bankruptcy reorganization proceedings, mezzanine loans or venture capital investments in emerging growth company situations and commercial loans meeting the underwriting and other standards of qualification for a Small Business Administration guarantee. Commercial Corp. is also analyzing the special funding needs of borrowers who are franchisees, and is considering the factoring of receivables.

     Commercial Corp. expects that it will analyze other commercial lending opportunities as they arise. In some cases, the opportunity might be a unique and defined lending opportunity. In others, an attractive opportunity would be characterized by a flow of lending opportunities, such as in the factoring business. Commercial Corp. will also entertain the opportunity to joint venture with businesses already in the targeted business activity but which need additional capital or funding and the servicing expertise of Commercial Corp.

CONSUMER LENDING

     The Company conducts all of its consumer receivable origination activities through Consumer Corp. and its subsidiaries. Consumer Corp.'s current focus is on the origination and servicing of sub-prime consumer loans. Such loans are extended to borrowers who evidence an ability and willingness to repay credit, but have experienced an adverse event, such as a job loss, illness or divorce, or have had past credit problems, such as delinquency, bankruptcy, repossession or charge-offs. The significant majority of Consumer Corp.'s current business is focused on the sub-prime automobile sector, with each loan funded after individual underwriting and pricing of each proposed extension of credit.

     Market Background

     The sub-prime automobile finance business has been characterized by several factors that the Company believes increase its likelihood of being able to build a successful sub-prime automobile finance business. Within the past several years, significant amounts of new capital have become available, thereby allowing a large number of new market participants to originate loans to sub-prime automobile borrowers. This increase in competition led to reduced credit underwriting standards and lower dealer discounts as lenders sought to maintain earnings by increasing loan origination levels. In the Company's view, too little attention was paid to both the importance of matching the discount to the expected loss per occurrence and the special effort required to service a sub-prime automobile loan. Because of many notable failures, especially among mono-line automobile finance businesses, the Company believes that the opportunity now exists to increase market share by providing a fully underwritten loan product that utilizes risk-adjusted pricing to franchised automobile dealerships that seek a steady source of funding supported by meaningful and responsive service.

     Consumer Corp. Background

     Through its Portfolio Asset acquisition and resolution business, the Company has acquired approximately $580 million in Face Value of distressed consumer loans. In addition, through its wholly owned subsidiary, FirstCity Servicing Corporation of California ("Consumer Servicing") the Company has extensive experience in the servicing of distressed sub-prime automobile loans.

     The Company's initial venture into the sub-prime automobile market involved the acquisition in mid-1996 of a distressed sub-prime automobile loan portfolio from a secured lender. In addition to acquiring the distressed loans, the Company acquired the equity of the company that operated the program through which the loans had been originated. This program involved the indirect acquisition of automobile loans from financial intermediaries that had direct contact with automobile dealerships. The Company was required to purchase loans that satisfied minimum contractual underwriting standards and was not permitted to negotiate purchase discounts for a loan based on the individual risk profile of the loan and the borrower. After operating this program for approximately 15 months, the Company concluded that the contractual underwriting standards and purchase discounts on which the program was based were insufficient to generate sub-prime automobile loans of acceptable quality to the Company. As a result, the Company terminated its obligations with the financial institutions participating in such origination program effective as of January 31, 1998.

     With the benefit of the experience gained by the Company through its initial attempt at originating acceptable sub-prime automobile loans, the Company began, in early 1997, to explore other business models that it felt would be successful in the current market environment. This investigation and research resulted in the formation, during the third quarter of 1997, of Funding Corp., 80% of which is owned by the Company and 20% of which is owned by Funding Corp.'s management team. Funding Corp.'s management team is experienced in the automobile finance business, with significant prior experience in the sales and finance activities of franchised dealerships. Funding Corp.'s business model is predicated upon the acquisition of newly originated sub-prime automobile finance contracts at a price that is adjusted to reflect the expected loss per occurrence on defaulted contracts. The approach emphasizes service to the dealership and a steady source of funding for contracts that meet Funding Corp.'s underwriting and pricing criteria. In addition, all loans are serviced by Consumer Servicing, which is dedicated exclusively to the servicing of consumer loans originated or acquired by Consumer Corp.

     Consumer Corp. and the management shareholders of Funding Corp. entered into a shareholders' agreement in connection with the formation of Funding Corp. in September 1997. Commencing on the fifth anniversary of such agreement, Consumer Corp. and the management shareholders have put and call options with respect to the stock of Funding Corp. held by the other party, which will be priced at a mutually agreed upon fair market value.

     Product Description

     Consumer Corp. currently acquires and originates loans, secured by automobiles, to borrowers who have had past credit problems or have little or no credit experience. Such loans are individually underwritten to Consumer Corp.'s underwriting and credit guidelines. See "-- Loan Acquisition and Underwriting." The collateral for the loan generally is a used automobile purchased from a franchised automobile dealership. The loans generally have a term of no more than 60 months and generally accrue interest at the maximum rate allowed by applicable state law.

     Origination Channels

     Through a sales staff managed by professionals with an extensive automobile dealership background, Funding Corp. markets its loan products and dealership services directly to participating franchised automobile dealerships. Funding Corp. currently maintains approximately 250 automobile dealership relationships in Texas, Missouri, Oklahoma, North Carolina and Georgia. No particular dealer accounts for more than 4% of the loans acquired by Funding Corp. through March 31, 1998. Near term plans call for expansion into other states as staffing levels, licensing and training permit. Funding Corp. is targeting expansion into states that offer attractive opportunities due to population growth, attractive consumer lending rate environments and lender-friendly repossession and collection remedies with respect to defaulting borrowers.

     The dealership servicing and marketing staff of Funding Corp. consists of eight marketing representatives who work with dealers that submit funding applications to Funding Corp. These marketing representatives call upon new dealership prospects within the current marketing territories and work with existing dealerships to solicit additional loan acquisition opportunities. All of the marketing staff are full time employees of Funding Corp. and have completed an extensive training program. In addition to the initial training, weekly updates with the marketing representatives and monthly meetings for the entire staff are held to maintain current knowledge of the dealership programs and product offerings.

     Participating dealerships submit funding applications for each prospective loan to Funding Corp.'s home office in Dallas, Texas. Applications are reviewed and checked for completeness and all complete applications are forwarded to a credit analyst for review. Within two hours after receipt of an application, a representative of Funding Corp. will notify the dealership of the terms on which it would acquire the loan, subject to confirmation of the application data. See "-- Loan Acquisition and Underwriting."

     In addition to Funding Corp.'s operations, FirstCity Consumer Finance Corporation ("Consumer Finance"), a wholly owned subsidiary of Consumer Corp., originates loans with borrowers who have established payment records on recently originated automobile receivables through direct marketing to the consumer. Through contractual relationships with third parties, Consumer Finance identifies loan prospects for underwriting, documentation and funding upon final approval of a request for credit. The activities of Consumer Finance are not significant to date, with 44 loans having an aggregate principal balance of approximately $608,000 outstanding at March 31, 1998.

     Loan Acquisition and Underwriting

     Funding Corp. acquires sub-prime automobile loans originated by franchised dealerships under a tiered pricing system. Under its pricing and underwriting guidelines, each loan is purchased in an individually negotiated transaction from the selling dealership only after it has been fully underwritten and independently verified by Funding Corp. A staff of 22 credit and compliance personnel in Funding Corp.'s home office completes the underwriting and due diligence for each funding application. During the compliance phase of the underwriting review, Funding Corp. verifies all pertinent information on a borrower's credit application, including verification of landlord information for borrowers without a mortgage. As an additional check on the quality of the prospective loan, each borrower is personally contacted by Funding Corp. prior to the acquisition of the loan. At such time, all of the details of the proposed transaction are confirmed with the borrower, including the borrower's level of satisfaction with the purchased vehicle.

     Each transaction is individually priced to achieve a risk-adjusted target purchase price, which is expressed as a percentage of the par value of the loan. The tiered pricing structure of Funding Corp. is designed as a guideline for establishing minimum underwriting and pricing standards for the loans to be acquired. The minimum amount of the discount from par for the four tiers ranges from no discount for tier 1 loans to a 10% discount for tier 4 loans. Funding Corp.'s underwriting standards do not permit the purchase of a loan for more than its par value. Other factors impacting the tier level of a loan include, but are not limited to, prior credit history, repossession and bankruptcy history, open credit account status, income minimums, down payment requirements, payment ratio tests and the contract advance amount as a percentage of the wholesale value of the collateral vehicle. The purpose of the tiered underwriting and pricing structure is to acquire loans that are priced in accordance with risk characteristics and the underlying value of the collateral. The process is designed to approve loan applications for borrowers who are likely to pay as agreed, and to minimize the risk of loss on the disposition of the underlying collateral in the event that a default occurs.

     Funding Corp. seeks to acquire loans that have the following characteristics:

     - Loans originated by a new automobile franchised dealership.

     - Loans secured by automobiles that have established resale values and a targeted age of approximately two years.

     - The borrower has made a substantial down payment on the automobile, which evidences a significant equity commitment.

     - The loan is underwritten to provide a debt to income ratio permitting the borrower to comfortably afford the monthly payments.

     - The borrower evidences a tendency toward repairing impaired credit.

     - Funding Corp.'s purchase price of the contract from the dealership is less than the published wholesale value of the automobile.

     From its inception in September 1997 through March 31, 1998, Funding Corp. acquired a total of 1,977 automobile loans representing an aggregate of approximately $25.7 million in Face Value. Through March 31, 1998, the average Face Value of the loans acquired was approximately 100.6% of the published wholesale value of the financed automobile, the loans carried a weighted average coupon rate of 19.3% and were purchased at a discount averaging 12.8% of their Face Value. As a result, the average amount advanced by Funding Corp. for a particular loan was equal to approximately 87.8% of the published wholesale value of the financed automobile. The average downpayment on the automobile by the borrower was, as a percentage of purchase price, approximately 19%. The monthly production during March 1998 exceeded $9 million.

     The average automobile financed by Funding Corp. through March 31, 1998 was two years old with approximately 32,700 miles. The average contractual repayment term for the loans acquired by Funding Corp. was 52 months. The ratio of the borrower's monthly debt service amount to the borrower's monthly gross income was, on average, equal to 12.1%.

     Through March 31, 1998, of the 1,977 loans originated by Funding Corp., 22 loans have defaulted resulting in the initiation of repossession proceedings. At March 31, 1998, there were nine loans more than 60 days past due in the Portfolio. Given the relatively short period over which Funding Corp. has been operating its automobile finance program, the foregoing default data is not indicative of the expected future performance of loans acquired through the program.

     Financing Strategy

     Funding Corp. finances its operations with a warehouse credit facility provided by ContiTrade, in connection with which ContiFinancial Services Corporation, an affiliate of ContiTrade, has the right to provide advisory and placement services to Funding Corp. for the securitization of acquired loans. Funding Corp. has and plans to continue to provide permanent financing for its acquired consumer loans through securitizations of pools of loans totaling between $40 and $50 million.

     The securitization transactions are consummated through the creation of special purpose trusts. The loans are transferred to a trust in exchange for certificates representing the senior interest in the securitized loans held by the trust and, if applicable, a subordinated interest in the securitized loans. The subordinated interests generally consist of the excess spread between the interest and principal paid by the borrowers on the loans pooled in the securitization and the interest and principal of the senior interests issued in the securitization, and other unrated interests issued in the securitization. The senior interests are subsequently sold to investors for cash. Consumer Corp. may elect to retain the subordinated interests or may sell all or some portion of the subordinated interests to investors for cash. Consumer Corp. anticipates that it will retain the rights to the excess spreads.

     Upon the sale of loans in securitization transactions, the sum of the cash proceeds received and the estimated present values of the subordinated interests less the costs of origination and securitization and the basis in the loans sold results in the gain recognized at the time of the securitization transaction. The present values of the subordinated interests recognized by Consumer Corp. are determined based upon prepayment, loss and discount rate assumptions that are determined in accordance with the unique underlying characteristics of the loans comprising each securitization.

     Servicing

     Consumer Servicing, an indirect wholly owned subsidiary of the Company based in Tustin, California, is responsible for the loan accounting, collection, payment processing, skip tracing and recovery activities associated with the Company's consumer lending activities. Consumer Servicing has extensive experience in servicing automobile loans and the Company believes that Consumer Servicing is a critical element to the Company's ultimate success in the consumer loan business. Consumer Servicing's activities are closely integrated with the activities of Consumer Corp. This enables Consumer Servicing to take advantage of the information regarding the quality of originated credit that is available from a servicer in order to assist in the evaluation and modification of product design and underwriting criteria.

     The staffing of Consumer Servicing consists of 78 personnel, including 50 assigned to customer service and collections and 9 assigned to the special recovery activities associated with assignments for repossession through the liquidation of the collateral (in addition to two individuals at Funding Corp. who work in asset liquidation). This group also coordinates any contract reinstatements, notices of intent to dispose of collateral and recovery of any insurance, warranty or other premium payments subject to recovery in the event of cancellation. An additional staff of seven personnel is dedicated to asset recovery, which includes tracing of individuals who cannot be located, seeking to collect on deficiencies, managing the storage of repossessed vehicles prior to their disposition and physical damage claims on collateral vehicles. An administrative staff handles the special issues associated with borrowers in bankruptcy and the more complicated issues associated with contracts involved in other legal disputes.

     The servicing practices associated with sub-prime loans are extensive. For example, Consumer Servicing personnel contact each borrower three days prior to the payment due date during each of the first three months of the contract. This process assists in avoiding first payment defaults and confirms that the customer can be located. If a borrower is delinquent in payment, an attempt to contact the borrower is made on the first day of delinquency. Continual contact is attempted until the borrower is located and payment is made, or a commitment is made to bring the contract current. If the borrower cannot be contacted, the account may be assigned to Consumer Servicing's asset recovery staff.

     If the borrower does not meet a payment commitment and has not indicated a verifiable and reasonable intention to bring the loan current, the account is assigned to outside agents for repossession at the thirty-third day of delinquency. At such time, the borrower has missed two payments and has not indicated a willingness to enter into a repayment plan. After the collateral is repossessed, the borrower has a limited opportunity to reinstate the obligation under applicable state law by bringing the payment current and reimbursing Consumer Servicing for its repossession expenses. If the loan is not reinstated within the reinstatement period, the collateral is sold by the asset liquidation group. Funding Corp. disposes of repossessed automobiles at auction after a thorough inspection and detailing. A representative of Funding Corp. generally will attend the auction to represent Funding Corp. and ensure that the automobile is properly represented by the auction firm.

     Strategy

     The Company continues to evaluate a number of business opportunities in the consumer sector, which have the capability of generating or acquiring consumer loans that represent identifiable and predictable credit quality and whose return thresholds match or exceed those targeted by the Company. These include secured consumer loan products and certain aspects of direct and indirect unsecured consumer lending. Through contacts with investment banks, business brokers and others in the consumer lending field, the Company seeks acquisition or merger candidates or qualified management teams with which to associate in start-up ventures. As with other aspects of its business, the Company seeks to be opportunistic in targeting additional consumer lending opportunities.

CREDIT FACILITIES

     The Company and each of its major operating subsidiaries have entered into one or more credit facilities to finance their respective operations. Each of the credit facilities to which the operating subsidiaries are parties are nonrecourse to the Company and the other operating subsidiaries, except as discussed below.

     Excluding the term acquisition facilities of the unconsolidated Acquisition Partnerships, as of March 31, 1998 the Company and its subsidiaries had credit facilities providing for borrowings in an aggregate principal amount of $1,898 million and outstanding borrowings of $1,264 million. The following table summarizes the material terms of the credit facilities to which the Company, its major operating subsidiaries and the Acquisition Partnerships were parties as of July 27, 1998 and the outstanding borrowings under such facilities as of March 31, 1998.

                               CREDIT FACILITIES

                                         OUTSTANDING
                           PRINCIPAL   BORROWINGS AS OF
                            AMOUNT      MARCH 31, 1998    INTEREST RATE      OTHER TERMS AND CONDITIONS
                           ---------   ----------------   -------------      --------------------------
                                                      (DOLLARS IN MILLIONS)
FIRSTCITY
  Company Credit              $50            $ 33(1)      Prime or LIBOR     Secured by the assets of
     Facility............                                 + 2.625%           the Company, expires April
                                                                             30, 1999
  Term fixed asset              1               1         Fixed 9.25%        Secured by certain fixed
     facility............                                                    assets, expires January 1,
                                                                             2001
MORTGAGE CORP.
  Warehouse facility.....     670             581         LIBOR + 0.5%       Revolving line to
                                                          to 2.5%            warehouse residential
                                                                             mortgage loans, expires
                                                                             March 31, 1999
  Supplemental warehouse       36               9         LIBOR + 0.5%       Revolving line to
     facility............                                 to 2.25%           warehouse residential
                                                                             mortgage loans and related
                                                                             receivables, expires March
                                                                             31, 1999
  FNMA warehouse              700             453         Fed Funds +        Open facility to fund
     facility............                                 0.5% to 1.0%       committed loans to FNMA
                                                                             and others
  Operating line.........      47              45         LIBOR + 2.25%      Revolving operating line
                                                                             secured by the
                                                                             unencumbered assets of
                                                                             Harbor, expires December
                                                                             15, 2002
CAPITAL CORP.
  Warehouse facility.....     200               -(2)      LIBOR + 0.75%      Repurchase agreement to
                                                                             facilitate the acquisition
                                                                             of Home Equity Loans,
                                                                             expires March 30, 1998
  Warehouse facility.....      36              35         Fixed 6.85%        Repurchase agreement to
                                                                             facilitate the acquisition
                                                                             of Home Equity Loans,
                                                                             expires July 31, 1998
COMMERCIAL CORP.
  Portfolio acquisition       100              43         LIBOR + 2.5%       Acquisition facility to
     facility............                                                    acquire Portfolio Assets,
                                                                             expires February 28, 1999
                                                                             (includes $25 million
                                                                             advanced to unconsolidated
                                                                             Acquisition Partnerships)

                                         OUTSTANDING
                           PRINCIPAL   BORROWINGS AS OF
                            AMOUNT      MARCH 31, 1998    INTEREST RATE      OTHER TERMS AND CONDITIONS
                           ---------   ----------------   -------------      --------------------------
                                                      (DOLLARS IN MILLIONS)
  French acquisition           15               9         French franc       Acquisition facility to
     facility............                                 LIBOR + 3.5%       fund equity investments in
                                                                             French Portfolio Assets,
                                                                             expires March 31, 1999;
                                                                             guaranteed by Commercial
                                                                             Corp. and the Company
  Term facility..........      15              --(3)      Prime + 7%         Term facility to finance
                                                                             the purchase of mortgage
                                                                             servicing rights from
                                                                             Mortgage Corp., expires
                                                                             October 30, 1998;
                                                                             guaranteed by the Company
  Term acquisition             48              48         Fixed at 7% to     Acquisition facilities for
     facilities..........                                 7.66% and          existing Portfolio Assets;
                                                          LIBOR + 5%         secured by assets of
                                                                             Acquisition Partnerships,
                                                                             various maturities
CONSUMER CORP.
  Warehouse facility.....      70              32         LIBOR + 3%         Revolving line secured by
                                                                             automobile receivables,
                                                                             expires May 31, 1999
UNCONSOLIDATED
  ACQUISITION
  PARTNERSHIPS
  Term acquisition             60              60         Fixed at 7.51%     Senior and subordinated
     facilities..........                                 to 10.17%,         loans secured by Portfolio
                                                          LIBOR + 3% to      Assets, various maturities
                                                          6.5% and Prime
                                                          + 2% to 7%

---------------
(1) Outstanding borrowings as of March 31, 1998 represent borrowings under the Company's $35.0 million revolving credit facility with Cargill Financial, which terminated on April 9, 1998. Outstanding borrowings under the Company Credit Facility as of July 27, 1998 were $38.6 million.

(2) The facility was entered into as of March 31, 1998. Outstanding borrowings under the facility as of June 30, 1998 were $28.1 million.

(3) The facility was entered into as of July 24, 1998. Outstanding borrowings under the facility as of July 27, 1998 were $15 million.

     FirstCity. The Company Credit Facility is a revolving credit facility with an international bank and is secured by the assets of the Company, including a pledge of the stock of substantially all of its operating subsidiaries and its equity interests in the Acquisition Partnerships. At July 27, 1998, the amount outstanding under the facility totaled approximately $38.6 million. The Company Credit Facility matures on April 30, 1999.

     Mortgage Corp. Currently, Mortgage Corp. has a primary warehouse facility of $670 million with a group of banks led by Chase Bank, Houston. The facility, which matures in March 1999, is used to finance mortgage warehouse operations as well as other activities. The $670 million facility is priced at LIBOR plus a different margin to LIBOR for each of the sub-limits within the facility. The primary warehouse components of the facility are priced at LIBOR plus from 1.375% to 1.625%, depending upon the status of the warehouse collateral securing the loan. In addition to its primary warehouse facility, Mortgage Corp. maintains a $36 million supplemental facility priced at LIBOR plus 0.5% to 2.25%. In addition, Mortgage Corp. has an additional revolving operating line with such banks of $47 million, which bears interest at a rate of LIBOR plus 2.25%. The banks are obligated to fund loans under such line through March 31, 1999, although final maturity of any then outstanding loans may be extended, at Mortgage Corp.'s election, to December 15, 2002. In addition, Mortgage Corp has a $700 million warehouse facility for loans to be resold to FNMA and other investors. Mortgage Corp. considers these facilities adequate for its current and anticipated levels of activity in its mortgage operations.

     The Company has executed a performance guarantee in favor of the lending bank group in the event of overdrafts arising in Mortgage Corp.'s funding accounts. An overdraft could occur in the event of the presentment of a loan closing draft to the drawee bank prior to receipt of full closed loan documentation from the closing agent. The receipt of documents by the lending bank would release funds under the warehouse facility to cover the closing draft prior to the presentment of the draft, in normal circumstances. The possibility exists, therefore, for an overdraft in Mortgage Corp.'s funding account. The performance guarantee by the Company in favor of the lending bank group is to cover such overdrafts that are not cleared in a specified period of time.

     Capital Corp. Capital Corp. funds its activities with equity investments and subordinated debt from the Company and a $200 million repurchase facility with a nationally recognized investment banking firm. The repurchase facility funds the purchase of eligible Home Equity Loans acquired by Capital Corp. The facility accrues at LIBOR plus 0.75% and matures on March 30, 1999. Capital Corp. is in the process of negotiating for additional nonrecourse warehouse credit and securitization facilities with other nationally recognized investment banking firms totaling $300 million. Funding for Home Equity Loans purchased by Capital Corp. is provided, in part, under Mortgage Corp.'s warehouse credit facility and is subject to Mortgage Corp.'s sub-limit for Home Equity Loans meeting the criteria established in Mortgage Corp.'s warehouse credit agreement. The remainder of Capital Corp.'s Home Equity Loan warehouse is funded under a loan repurchase agreement with Nomura Securities, Inc. ("Nomura"). The repurchase agreement expires on July 31, 1998 and is expected to be replaced with one of the warehouse credit facilities that Capital Corp. is currently negotiating.

     Commercial Corp. Commercial Corp. funds its activities with equity investments and subordinated debt from the Company and nonrecourse financing provided by a variety of bank and institutional lenders. Such lenders provide funds to the special purpose entities formed for the purpose of acquiring Portfolio Assets or to Acquisition Partnerships formed for the purpose of co-investing in asset pools with other investors, principally Cargill Financial. Commercial Corp. recently entered into a credit facility with Nomura in the amount of $100 million, priced at LIBOR plus 2.50%, the proceeds of which fund up to 85% of the purchase price of Portfolio Assets acquired by Commercial Corp. or the Acquisition Partnerships. This facility matures on February 28, 1999. Commercial Corp. believes that such facility, when combined with the cash flow from its existing Portfolio Assets and its investment in equities of Acquisition Partnerships, is adequate to meet its current and anticipated liquidity needs. A Commercial Corp. subsidiary recently entered into a $15 million dollar equivalent French franc facility for use in Portfolio purchases in France, which facility accrues interest at French franc LIBOR plus 3.50%, matures on March 31, 1999 and is guaranteed by Commercial Corp. and the Company. Commercial Corp. recently entered into a $15 million term credit facility with Cargill Financial to finance the purchase of interests in mortgage servicing rights from Mortgage Corp. Commercial Corp. entered into the facility and purchased such interests to provide short-term liquidity to Mortgage Corp. The Company expects that Mortgage Corp. will repurchase such interests from Commercial Corp. in the near future for ultimate sale to third parties. The facility accrues interest at the applicable prime interest rate plus 7%, matures on October 30, 1998 and is guaranteed by the Company.

     Consumer Corp. Consumer Corp. funds its activities with equity investments and subordinated debt from the Company and a limited recourse $70 million warehouse credit facility with ContiTrade Services

L.L.C. ("ContiTrade"). Funds are advanced under the facility in accordance with an eligible loan borrowing base with the facility priced at LIBOR plus 3.0%. Loans are eligible for inclusion in the borrowing base if they meet documented underwriting standards as approved by ContiTrade and are not delinquent beyond terms established in the loan agreement. At various times, the size of the facility has been in excess of the committed amount based upon approvals by the lender. Under the terms of the credit facility, the Company guarantees 25% of the amount outstanding under the facility from time to time in addition to an undertaking by the Company to support the liquidity requirements required in securitization transactions. The ContiTrade facility matures on May 31, 1999.

GOVERNMENT REGULATION

     Many aspects of the Company's business are subject to regulation, examination and licensing under various federal, state and local statutes and regulations that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection repossession and claims handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices.

  Mortgage Banking

     The Company's mortgage banking business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules and regulations impose obligations and restrictions on loan originations, credit activities and secured transactions. In addition, these rules limit the interest rates, finance charges and other fees that Mortgage Corp. and Capital Corp. may assess, mandate extensive disclosure to their customers, prohibit discrimination and impose multiple qualification and licensing obligations. Failure to comply with these requirements may result in, among other things, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability. The Company believes that its mortgage banking business is in compliance with these rules and regulations in all material respects.

     Loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. For example, state usury laws limit the interest rates that can be charged on loans. Lending activities are also subject to various federal laws, including those described below. Mortgage Corp. and Capital Corp. are subject to certain disclosure requirements under the Federal Truth-In-Lending Act ("TILA") and the Federal Reserve Board's Regulation Z promulgated thereunder. TILA is designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. TILA also guarantees consumers a three day right to cancel certain credit transactions, including loans of the type originated by Mortgage Corp. and Capital Corp. Such three day right to rescind may remain unexpired for up to three years if the lender fails to provide the requisite disclosures to the consumer.

     Mortgage Corp. and Capital Corp. are also subject to the High Cost Mortgage Act ("HCMA"), which amends TILA. The HCMA generally applies to consumer credit transactions secured by the consumer's principal residence, other than residential mortgage transactions, reverse mortgage transactions or transactions under an open-end credit plan, in which the loan has either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $400 or (ii) an annual percentage rate of more than ten percentage points higher than United States Treasury securities of comparable maturity ("Covered Loans"). The HCMA imposes additional disclosure requirements on lenders originating Covered Loans. In addition, it prohibits lenders from, among other things, (i) originating Covered Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan and (ii) including prepayment fee clauses in Covered Loans to borrowers with a debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender. The HCMA also restricts, among other things, certain balloon payments and negative amortization features.

     Mortgage Corp. and Capital Corp. are also required to comply with the Equal Credit Opportunity Act ("ECOA") and the Federal Reserve Board's Regulation B promulgated thereunder, the Fair Credit Reporting

Act ("FCRA"), the Real Estate Settlement Procedures Act of 1974 ("RESPA"), the Home Mortgage Disclosure Act ("HMDA") and the Federal Fair Debt Collection Procedures Act. Regulation B restricts creditors from requesting certain types of information from loan applicants. FCRA requires lenders, among other things, to supply an applicant with certain disclosures concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services. In addition, beginning with loans originated in 1994, an annual report must be filed with the Department of Housing and Urban Development pursuant to HMDA, which requires the collection and reporting of statistical data concerning loan transactions.

  Regulation of Sub-prime Automobile Lending

     Consumer Corp.'s automobile lending activities are subject to various federal and state consumer protection laws, including TILA, ECOA, FCRA, the Federal Fair Debt Collection Practices Act, the Federal Trade Commission Act, the Federal Reserve Board's Regulations B and Z, and state motor vehicle retail installment sales acts and other similar laws that regulate the origination and collection of consumer receivables and impact Consumer Corp.'s business. These laws, among other things, (i) require Consumer Corp. to obtain and maintain certain licenses and qualifications; (ii) limit the finance charges, fees and other charges on the contracts purchased; (iii) require Consumer Corp. to provide specific disclosures to consumers; (iv) limit the terms of the contracts; (v) regulate the credit application and evaluation process; (vi) regulate certain servicing and collection practices; and (vii) regulate the repossession and sale of collateral. These laws impose specific statutory liabilities upon creditors who fail to comply with their provisions and may give rise to defenses to the payment of the consumer's obligation. In addition, certain of the laws make the assignee of a consumer installment contract liable for the violations of the assignor.

     Each dealer agreement contains representations and warranties by the dealer that, as of the date of assignment, the dealer has complied with all applicable laws and regulations with respect to each contract. The dealer is obligated to indemnify Consumer Corp. for any breach of any of the representations and warranties and to repurchase any non-conforming contracts. Consumer Corp. generally verifies dealer compliance with usury laws, but does not audit a dealer's full compliance with applicable laws. There can be no assurance that Consumer Corp. will detect all dealer violations or that individual dealers will have the financial ability and resources either to repurchase contracts or indemnify Consumer Corp. against losses. Accordingly, failure by dealers to comply with applicable laws, or with their representations and warranties under the dealer agreement, could have a material adverse effect on Consumer Corp.

     If a borrower defaults on a contract, Consumer Corp., as the servicer of the contract, is entitled to exercise the remedies of a secured party under the Uniform Commercial Code (the "UCC"), which typically includes the right to repossession by self-help unless such means would constitute a breach of peace. The UCC and other state laws regulate repossession and sales of collateral by requiring reasonable notice to the borrower of the date, time and place of any public sale of collateral, the date after which any private sale of the collateral may be held and the borrower's right to redeem the financed vehicle prior to any such sale, and by providing that any such sale must be conducted in a commercially reasonable manner.

COMPETITION

     All of the business lines in which the Company operates are highly competitive. Some of the Company's principal competitors in certain of its businesses are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than the Company to obtain new customers for mortgage or other loan production, to acquire Portfolio Assets, to pursue new business opportunities or to survive periods of industry consolidation.

     The Company encounters significant competition in its mortgage banking business. Mortgage Corp. competes with other mortgage banking companies, mortgage and servicing brokers, commercial banks, savings associations, credit unions, other financial institutions and various other lenders. A number of these competitors have substantially greater financial resources and greater operating efficiencies. Customers distinguish between product and service providers in the industries in which Mortgage Corp. operates for various reasons, including convenience in obtaining the product or service, overall customer service, marketing and distribution channels and pricing (primarily in the form of prevailing interest rates). Competition for Mortgage Corp. is particularly affected by fluctuations in interest rates. During periods of rising interest rates, competitors of Mortgage Corp. who have locked into lower borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit Mortgage Corp.'s customers to refinance their loans.

     The Company believes that it is one of the largest, independent, full-service companies in the distressed asset business. There are, however, no published rankings available, because many of the transactions that would be used for ranking purposes are with private parties. Generally, there are three aspects of the distressed asset business: due diligence, principal activities, and servicing. The Company is a major participant in all three areas, whereas certain of its competitors (including certain securities and banking firms) have historically competed primarily as portfolio purchasers, as they have customarily engaged other parties to conduct due diligence on potential portfolio purchases and to service acquired assets, and certain other competitors (including certain banking and other firms) have historically competed primarily as servicing companies.

     The Company believes that its ability to acquire Portfolios for its own account and through Acquisition Partnerships will be an important aspect of the Company's overall future growth. Acquisitions of Portfolios are often based on competitive bidding, which involves the danger of bidding too low (which generates no business), or bidding too high (which could win the Portfolio at an economically unattractive price).

     The sub-prime automobile finance market is highly fragmented and very competitive. There are numerous financial services companies serving, or capable of serving, this market, including traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, and other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than the Company.

     The Company also encounters significant competition in its other businesses. Within the Home Equity Loan securitization businesses, access to and the cost of capital are critical to the Company's ability to compete. Many of the Company's competitors have superior access to capital sources and can arrange or obtain lower cost of capital for customers.

PROPERTIES

     As of March 31, 1998, the Company maintained 101 offices in the United States, including 26 offices in Texas and 18 offices in California, and a presence in Paris, France, Mexico City, Mexico and Asia. The Company leases all its offices. The Company leases its current headquarters building in Waco, Texas from a related party under a noncancellable operating lease, which expires December 2001.

LEGAL PROCEEDINGS

     Periodically, the Company and its subsidiaries and affiliates are parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involved in servicing real property loans and other issues incident to the Company's business. The Company does not believe that there is any proceeding threatened or pending against it or its subsidiaries or affiliates which, if determined adversely, would have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

EMPLOYEES

     The Company had 1,407 employees as of March 31, 1998. No employee is a member of a labor union or party to a collective bargaining agreement. The Company believes that its employee relations are good.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information concerning the directors and executive officers, and certain key employees, of the Company as of July 15, 1998.

              NAME                   AGE                             POSITION
              ----                   ---                             --------
DIRECTORS AND EXECUTIVE OFFICERS
James R. Hawkins.................    62     Chairman of the Board and Chief Executive Officer
C. Ivan Wilson...................    70     Vice Chairman of the Board
James T. Sartain.................    49     President, Chief Operating Officer and Director
Rick R. Hagelstein...............    51     Executive Vice President, Director of Subsidiary Operations
                                              and Director
Matt A. Landry, Jr...............    55     Executive Vice President, Chief Administrative Officer and
                                              Director
Richard J. Gillen................    57     Managing Director of Mortgage Finance and Director
Richard E. Bean..................    54     Director
Bart A. Brown, Jr................    66     Director
Donald J. Douglass...............    66     Director
David W. MacLennan...............    38     Director
Thomas E. Smith..................    40     Director
Terry R. DeWitt..................    40     Senior Vice President of the Company and President of
                                              Commercial Corp.
G. Stephen Fillip................    46     Senior Vice President of the Company and President of
                                              Servicing Corp.
Joe S. Greak.....................    49     Senior Vice President, Tax Director and Secretary
Ronald E. Hames..................    51     Senior Vice President, Information Technology of Servicing
                                              Corp.
James C. Holmes..................    41     Senior Vice President and Treasurer
Kathy McNair.....................    48     Senior Vice President, Credit Administration
Gary H. Miller...................    38     Senior Vice President and Chief Financial Officer
Jim W. Moore.....................    47     Senior Vice President of the Company and President of
                                              Consumer Corp.
Richard J. Vander Woude..........    43     Senior Vice President and General Counsel
OTHER KEY EMPLOYEES
James H. Aronoff.................    41     Chairman of the Board and Chief Executive Officer of
                                              Capital Corp.
Thomas R. Brower.................    39     President and Chief Executive Officer of Funding Corp.
Scot A. Foith....................    31     Executive Vice President and Director of Operations of
                                              Funding Corp.
Christopher J. Morrissey.........    44     President and Chief Operating Officer of Capital Corp.

     JAMES R. HAWKINS has been Chairman of the Board and Chief Executive Officer of the Company since the Merger, and was Chairman of the Board and Chief Executive Officer of J-Hawk from 1976 to the Merger.

     C. IVAN WILSON has been Vice Chairman of the Board of the Company since the Merger, and was Chairman, President and Chief Executive Officer of Mercantile Bank, N.A., Corpus Christi, Texas, a national banking organization, from June 1996 to February 1998. Mr. Wilson was Chairman of the Board and Chief Executive Officer of FCBOT from 1991 to the Merger. Prior to 1991, Mr. Wilson was the Chief Executive Officer of FirstCity, Texas -- Corpus Christi, one of FCBOT's banking subsidiaries.

     JAMES T. SARTAIN has been President, Chief Operating Officer and a Director of the Company since the Merger, and was President and Chief Operating Officer of J-Hawk from 1988 to the Merger.

     RICK R. HAGELSTEIN has been Executive Vice President and Director of Subsidiary Operations of the Company since November 1996 and a Director of the Company since the Merger. From the Merger to November 1996, Mr. Hagelstein was Executive Vice President and Chief Credit Officer of the Company, and was Executive Vice President and Chief Credit Officer of J-Hawk from 1990 to the Merger. From 1988 to 1990, Mr. Hagelstein was Executive Vice President of ASK Corporation, a manufacturer of solar energy devices. Mr. Hagelstein was a member of the Portfolio Committee of the Trust, which committee administers the Trust, from the Merger to April 1998.

     MATT A. LANDRY, JR. has been Executive Vice President and Chief Administrative Officer of the Company since November 1996, and was Executive Vice President and Chief Financial Officer of the Company from the Merger to November 1996. Mr. Landry has been a Director of the Company since the Merger. Mr. Landry was Executive Vice President and Chief Financial Officer of J-Hawk from 1992 to the Merger. From 1988 to 1992, Mr. Landry was President and Chief Operating Officer and a director of AmWest Savings Association, a savings and loan association (and a predecessor to First American Bank, S.S.B., a state savings bank). From 1989 to 1992, Mr. Landry was also a director of First American Bank, a state chartered commercial bank.

     RICHARD J. GILLEN has been the Managing Director of Mortgage Finance and a Director of the Company since July 1997. Mr. Gillen has also been the Chairman of the Board of Mortgage Corp. since 1987 and the President and Chief Executive Officer of Mortgage Corp. since 1983. Mr. Gillen has served on several committees of the Mortgage Bankers Association of America, and served as President of the Texas Mortgage Bankers Association in 1997.

     RICHARD E. BEAN has been a Director of the Company since the Merger and has been Executive Vice President and Chief Financial Officer of Pearce Industries, Inc. ("Pearce") since 1976. Pearce, through its subsidiaries, markets a variety of oilfield equipment and machinery. Mr. Bean has also been a member of the Portfolio Committee of the Trust since the Merger. Prior to the Merger, Mr. Bean was Chairman of the FCBOT's Official Committee of Equity Security Holders.

     BART A. BROWN, JR. has been a Director of the Company since the Merger and has been President, Chief Executive Officer and a director of Main Street and Main Incorporated since December 1996. Main Street is the largest franchisee of the T.G.I. Friday's restaurant chain with 47 locations. From April 1996 until December 1996, Mr. Brown was a consultant with Investcorp International, N.A. ("Investcorp"). From August 1995 until joining Investcorp, Mr. Brown was Chairman and Chief Executive Officer of Color Tile, Inc., an Investcorp-owned company. Prior to joining Color Tile, Inc., Mr. Brown was Chief Executive Officer of The Circle K Corporation from 1991 to 1993, and served as Chairman of that company from June 1990 until August 1995. Mr. Brown is a director of Factory Card Outlet Corp. and Edison Brothers Stores, Inc.

     DONALD J. DOUGLASS has been a Director of the Company since the Merger and has been Chairman and Chief Executive Officer of Alamo Group, Inc. ("Alamo") since 1969. Alamo, through its subsidiaries, designs and markets a variety of mowing equipment, replacement parts and other products. Prior to the Merger, Mr. Douglass was a member of FCBOT's Official Committee of Equity Security Holders.

     DAVID W. MACLENNAN has been a Director of the Company since the Merger and has been employed by subsidiaries of Cargill, Incorporated since 1991. From 1993 to February 1996, Mr. MacLennan was a Vice President of Cargill Financial, a wholly owned subsidiary of Cargill, Incorporated that is engaged primarily in the investment of proprietary funds and in the proprietary trading of financial instruments and assets. From February 1996 to August 1997, Mr. MacLennan was the Managing Director of Cargill Financial Markets, PLC in London. Since August 1997, Mr. MacLennan has been Chief Financial Officer of Cargill Financial.

     THOMAS E. SMITH has been a Director of the Company since July 1997 and the President of High Island Oil Corporation since 1991. From 1992 to July 1997, Mr. Smith was a director of Mortgage Corp., and from 1991 to 1992 Mr. Smith was a director of American Mortgage Company, Inc., which merged with Harbor in 1992. Mr. Smith serves on the Board of Consolidated Graphics Corporation.

     TERRY R. DEWITT has been Senior Vice President responsible for due diligence and investment evaluation for the Company since the Merger. Mr. DeWitt held the same position with J-Hawk from 1992 to the Merger.

Mr. DeWitt has been the President of Commercial Corp. since January 1998. From 1991 to 1992, Mr. DeWitt was Senior Vice President of the First National Bank of Central Texas, a national banking association, and, from 1989 to 1991, was President of the First National Bank of Goldthwaite, a national banking association.

     G. STEPHEN FILLIP has been Senior Vice President of the Company since the Merger and the President of Servicing Corp. since January 1998. Mr. Fillip was Senior Vice President of J-Hawk from 1991 to the Merger. From 1989 to 1991, Mr. Fillip was Executive Vice President and Chief Credit Officer of BancOne, Texas, N.A. (Waco), a national banking association.

     JOE S. GREAK has been Senior Vice President, Tax Director and Secretary of the Company since the Merger. Mr. Greak was the Tax Manager of FCBOT from 1993 to the Merger. From 1992 to 1993, Mr. Greak was the Tax Manager of New First City -- Houston, N.A. Prior thereto, he was Senior Vice President and Tax Director of First City, Texas -- Houston, N.A.

     RONALD E. HAMES has been Senior Vice President, Information Technology of Servicing Corp. since the Harbor Merger. Mr. Hames was Senior Vice President and Chief Financial Officer of Harbor from 1992 to 1997.

     JAMES C. HOLMES has been Senior Vice President and Treasurer of the Company since the Merger. Mr. Holmes held the same positions with J-Hawk from 1991 to the Merger. From 1988 to 1991, Mr. Holmes was a Vice President of MBank, Waco, a national banking association.

     KATHY MCNAIR has been Senior Vice President, Credit Administration of the Company since the Merger. Ms. McNair held the same position with a wholly owned subsidiary of J-Hawk from 1992 to the Merger. From 1990 to 1992, Ms. McNair was a Vice President of Investors Savings Bank, a savings and loan association, and from 1988 to 1990, Ms. McNair was a Vice President of Old Kent Bank Southwest, a state chartered bank.

     GARY H. MILLER has been Senior Vice President and Chief Financial Officer of the Company since November 1996. Mr. Miller served as Senior Vice President and Controller of the Company from the Merger to November 1996, and held the same position with J-Hawk from 1994 to the Merger. From 1990 to 1994, Mr. Miller was a senior manager of Jaynes, Reitmeier, Boyd & Therrell, P.C., an independent public accounting firm. From 1988 to 1990, Mr. Miller was a Vice President of NCNB Texas National Bank, a national banking association.

     JIM W. MOORE has been Senior Vice President of the Company since November 1996 and President of Consumer Corp. since January 1998. Mr. Moore served as Senior Vice President and Manager of Assets of the Company from the Merger to November 1996, and held the same position with J-Hawk from 1992 to the Merger. From 1990 to 1992, Mr. Moore was a management consultant for MBank, Waco, a national banking association, and from 1988 to 1990, Mr. Moore was President and a Director of Central Texas Savings and Loan, a savings and loan association.

     RICHARD J. VANDER WOUDE has been Senior Vice President and General Counsel of the Company since January 1998. Mr. Vander Woude was a partner in the law firm of Vander Woude & Istre, Waco, Texas from 1992 through 1997.

     JAMES H. ARONOFF has been Chairman of the Board and Chief Executive Officer of Capital Corp. since August 1997. Mr. Aronoff has fifteen years of experience in the mortgage banking business, and from 1993 to 1997 was a Managing Director of Fixed Income Structured Finance at Nomura Securities, International, Inc.

     THOMAS R. BROWER has been President and Chief Executive Officer of Funding Corp. since September 1997. From 1995 to 1997, he was President of The Brower Group, a sub-prime automobile finance company. Mr. Brower has over fifteen years of experience in the automotive industry, and was named Man of the Year in 1995 by the Association of Finance and Insurance Professionals.

     SCOT A. FOITH has been Executive Vice President and Director of Operations of Funding Corp. since September 1997. From 1995 to 1997, he was Executive Vice President of The Brower Group. Mr. Foith has nine years of experience in the sub-prime finance business.

     CHRISTOPHER J. MORRISSEY has been President and Chief Operating Officer of Capital Corp. since August 1997. Mr. Morrissey has fifteen years of experience in the mortgage banking business, and from 1994 to 1997 was a Managing Director of Fixed Income Structured Finance at Nomura Securities, International, Inc.

                 CERTAIN TERMS OF THE SERIES A PREFERRED STOCK

     The following description of certain terms of the Series A Preferred Stock supplements the description of the general terms and provisions of the preferred stock of the Company set forth under the heading "Description of Preferred Stock" in the accompanying Prospectus. The Series A Preferred Stock is a series of the Optional Preferred Stock, $0.01 par value, of the Company, which Optional Preferred Stock may be issued from time to time in one or more classes or series with such rights, preferences and limitations as are determined by the Company's Board of Directors. The description of certain provisions of the Series A Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designations (the "Certificate of Designations") relating to the Series A Preferred Stock, copies of which may be obtained from the Company.

GENERAL

     The Series A Preferred Stock offered hereby is a series consisting of up to 1,000,000 shares, which number may be increased or decreased from time to time by the Company's Board of Directors. The Series A Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The shares of Series A Preferred Stock shall have a liquidation preference of $100.00 per share. The liquidation preference is not necessarily indicative of the price at which the Series A Preferred Stock will actually trade after issuance. The holders of Series A Preferred Stock have no preemptive rights.

RANK

     The Series A Preferred Stock shall rank prior to the Company's Common Stock and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding, other than any classes or series of equity securities of the Company ranking on a parity with or senior to the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Company's authorized Special Preferred Stock and Adjusting Rate Preferred Stock shall each rank senior to the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company. As of the date of this Prospectus Supplement, there were outstanding 849,777 shares of the Special Preferred Stock and 1,073,704 shares of the Adjusting Rate Preferred Stock. The Company is required to redeem all of the 849,777 outstanding shares of the Company's Special Preferred Stock on September 30, 1998. The Series A Preferred Stock shall be junior to all outstanding debt of the Company.

DIVIDENDS

     Holders of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, an annual cash dividend payable
quarterly, at the rate of      % per annum (equivalent to $     per share of
Series A Preferred Stock per annum). Dividends on the Series A Preferred Stock shall be cumulative from the date of initial issuance and payable quarterly, in respect of the preceding fiscal quarter, on the fifteenth of January, April, July and October, in each year, commencing on January 15, 1999. Each declared dividend shall be payable to holders of record as they appear on the stock books of the Company at the close of business on such record dates, not more than 60 days nor less than 10 days preceding the payment dates thereof, as shall be determined by the Company's Board of Directors. Dividends payable for any partial dividend period shall be calculated on the basis of a 360-day year of twelve 30-day months. The Series A Preferred Stock shall not participate in dividends with the Common Stock.

     If dividends are not paid in full upon the Series A Preferred Stock and any other stock of the Company ranking on a parity with the Series A Preferred Stock as to dividends, all dividends declared upon shares of

Series A Preferred Stock and such other stock will be declared pro rata so that in all cases the amount of dividends declared per share on the Series A Preferred Stock and such other stock shall bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of Series A Preferred Stock and such other stock bear to each other. Except as set forth in the preceding sentence, unless full cumulative dividends on the Series A Preferred Stock shall have been paid, dividends (other than in Common Stock, other stock ranking junior to the Series A Preferred Stock and rights to acquire the foregoing) may not be paid or declared and set aside for payment and other distributions may not be made upon the Common Stock or on any other stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends, nor may any Common Stock or any other stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration by the Company (except for repurchases from directors, employees and consultants and except by conversion into or exchange for stock of the Company ranking junior to the Series A Preferred Stock as to dividends). Accrued but unpaid dividends shall not bear interest.

     The amount, timing and payment of future dividends on the Series A Preferred Stock will be subject to business conditions, the earnings and financial condition of the Company and its subsidiaries, and the judgment of the Company's Board of Directors. The payment of dividends on the Series A Preferred Stock is also subject to certain restrictions under the corporate law of the State of Delaware. See "Risk Factors -- Right of Series A Preferred Stock to Liquidation Preference; Restrictions on Dividends and Redemption."

VOTING RIGHTS

     Except as described below, or except as otherwise from time to time required by applicable law, the holders of the Series A Preferred Stock will have no voting rights.

     If dividends on the Series A Preferred Stock have not been paid for six quarterly periods, then the holders of the Series A Preferred Stock and of any class or series of preferred stock having similar voting rights then exercisable (the "Voting Parity Preferred Stock") shall have the exclusive right, voting as a single class without regard to series, to elect two directors of the Company. Such two directors shall be in addition to the number of directors constituting the Company's Board of Directors immediately prior to the accrual of that right. Such voting right of the Series A Preferred Stock shall continue until such time as all cumulative dividends accumulated on the Series A Preferred Stock shall have been paid in full at which time the voting right of the holders of the Series A Preferred Stock shall terminate, subject to revesting in the event that dividends on the Series A Preferred Stock shall have not been paid for six additional quarterly periods. The Company's Adjusting Rate Preferred Stock qualifies as Voting Parity Preferred Stock.

     The voting right described above may be exercised initially either at a special meeting of the holders of the Series A Preferred Stock and Voting Parity Preferred Stock (if any), called as provided in the Certificate of Designations, or at any annual meeting of stockholders held for the purpose of electing directors, and thereafter at each successive annual meeting. The directors elected by the holders of the Series A Preferred Stock shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify; provided, however, that when the right of the holders of the Series A Preferred Stock to elect directors shall terminate, the terms of office of all persons so elected by the holders of the Series A Preferred Stock shall terminate, and the number of directors of the Company shall thereupon be such number as may be provided in accordance with the Certificate of Incorporation and By-laws of the Company.

     The approval of 66 2/3% of the outstanding shares of the Series A Preferred Stock shall be required in order to (i) create or issue or increase the authorized number of shares of any class or classes or series of stock ranking prior to the Series A Preferred Stock either as to dividends or upon liquidation, dissolution or winding up of the Company (provided, that the foregoing shall not affect the status of any stock ranking senior as to dividends or upon liquidation, dissolution or winding up of the Company, which was issued by the Company prior to the issuance of any shares of Series A Preferred Stock); (ii) amend, alter or repeal any of the provisions of the Certificate of Incorporation (including the Certificate of Designations) so as to materially and adversely affect the preferences, special rights or powers of the Series A Preferred Stock; or (iii) authorize any reclassification of the Series A Preferred Stock. Notwithstanding the foregoing, no consent of the holders of the Series A Preferred Stock shall be required for (a) the creation of any indebtedness of any kind of the Company; (b) the creation or issuance, or increase or decrease in the amount, of any class or series of stock of the Company not ranking prior as to dividends or upon liquidation, dissolution or winding up of the Company to the Series A Preferred Stock (including Parity Preferred Stock); (c) any increase or decrease in the amount of authorized Common Stock or any increase, decrease or change in the par value thereof or in any other terms thereof; or (d) any increase or decrease in the authorized amount of preferred stock issuable by the Board of Directors in series.

REDEMPTION

     The shares of Series A Preferred Stock may be redeemed for cash at the option of the Company, in whole or from time to time in part, at any time on or after September 30, 2004, on at least 15 but not more than 60 days' prior notice mailed to the holders of the shares to be redeemed, at the redemption prices per share of Series A Preferred Stock set forth in the table below during the 12-month periods beginning October 15 of the years indicated, together in each case with an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid to the date fixed for redemption.

                                                              REDEMPTION PRICE
                                                              (AS A PERCENTAGE     DOLLAR
                         BEGINNING                             OF LIQUIDATION    EQUIVALENT
                        OCTOBER 15,                             PREFERENCE)      PER SHARE
                        -----------                           ----------------   ----------
2004........................................................           %          $
2005........................................................           %
2006 and thereafter.........................................        100%           100.00

     The Series A Preferred Stock is subject to mandatory redemption on September 30, 2008 at a redemption price of $100.00 per share, together with accumulated and unpaid dividends thereon.

     On and after the date fixed for redemption, provided that the redemption price (including, any accrued and unpaid dividends to but excluding the date fixed for redemption) has been duly paid or provided for, dividends shall cease to accrue on the Series A Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding, and all rights of the holders of such shares as stockholders of the Company shall cease, except the right to receive the monies payable upon such redemption, without interest thereon, upon surrender of the certificates evidencing such shares.

LIQUIDATION RIGHTS

     The amount that the holders of shares of Series A Preferred Stock shall be entitled to receive in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shall be $100.00 per share of Series A Preferred Stock (the "liquidation preference") plus an amount per share of Series A Preferred Stock equal to all dividends (whether or not earned or declared) accumulated and unpaid thereon to the date of final distribution.

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company (whether from capital, surplus or earnings) shall be made to or set apart for the holders of junior stock on account of such liquidation, dissolution or winding up, the holders of the shares of Series A Preferred Stock shall be entitled to receive the liquidation preference with respect thereto plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid thereon to the date of final distribution to such holders. Such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series A Preferred Stock shall be insufficient to pay in full the preferential amount described above and the liquidation payments with respect to any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Series A Preferred Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Series A Preferred Stock and any such other stock ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Company with or into any other corporation, nor a sale or transfer of all or any part of the Company's assets for cash or securities, shall be considered a liquidation, dissolution or winding up of the Company.

     The right of the Company, and the rights of its creditors and stockholders (including holders of the Series A Preferred Stock), to participate in the distribution of the assets of any subsidiary of the Company upon any liquidation, dissolution, winding up or reorganization of such subsidiary, or otherwise, will be subject to the prior claims of creditors of such subsidiary.

CONVERTIBILITY

     The holders of shares of Series A Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of capital stock of the Company.

SINKING FUND

     No sinking fund will be established for the retirement or redemption of shares of Series A Preferred Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Keefe, Bruyette & Woods, Inc., is acting as representative (the "Representative"), have severally agreed to purchase from the Company the following respective number of shares of Series A Preferred Stock at the initial public offering price less the underwriting discounts set forth on the cover page of this Prospectus Supplement.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Keefe, Bruyette & Woods, Inc. ..............................
Piper Jaffray Inc. .........................................
                                                               -------
          Total.............................................   800,000
                                                               =======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase all of the Series A Preferred Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representative that the Underwriters propose to offer the Series A Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealer may re-allow, a discount not
in excess of $     per share to certain other dealers. After the initial public offering of the Series A Preferred Stock, the public offering price and other selling terms may be changed by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series A Preferred Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Series A Preferred Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Series A Preferred Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Series A Preferred Stock in the open market following completion of the offering to cover all or a portion of such short position. In addition, the Representative, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of other Underwriters, the selling concession with respect to the Series A Preferred Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Series A Preferred Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of, or any effect that the transactions described above may have on, the price of the Series A Preferred Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or, once commenced, will not be discontinued without notice.

     Prior to the offering, there has been no public market for the Series A Preferred Stock. Consequently, the initial public offering price of the Series A Preferred Stock was determined by negotiations between the Company and the Representative. The shares of Series A Preferred Stock are new securities with no established trading market. The Underwriters have advised the Company that they intend to make a market in the shares of Series A Preferred Stock. The Underwriters will have no obligation to make a market in the shares of the Series A Preferred Stock, however, and may cease market making activities, if commenced, at any time without notice. No assurance can be given as to the liquidity of the trading market for the shares of the Series A Preferred Stock.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the issuance of the Series A Preferred Stock offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, Houston, Texas. Certain legal matters with respect to such securities will be passed upon for the Underwriters by Patton Boggs LLP, Washington, D.C.

                                [FIRSTCITY LOGO]
                             ---------------------

                                  $250,000,000
                  DEBT SECURITIES PREFERRED STOCK COMMON STOCK
                             ---------------------

        FirstCity Financial Corporation, a Delaware corporation (the "Company"), may issue from time to time, together or separately, (1) its debt securities (the "Debt Securities"), which may be either senior ("Senior Securities") or subordinated ("Subordinated Securities") and which may be convertible into or exchangeable for shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), shares of preferred stock, par value $0.01 per share, of the Company (the "Preferred Stock"), or other Debt Securities; (2) Preferred Stock, which may be convertible into or exchangeable for shares of Common Stock, shares of Preferred Stock or Debt Securities and (3) Common Stock, including Common Stock issuable upon the conversion or exchange of Debt Securities or Preferred Stock offered hereunder, to the extent such Debt Securities or Preferred Stock are, by their terms, convertible into or exchangeable for shares of Common Stock, in amounts, at prices and on terms to be determined by market conditions at the time of offering thereof. The Debt Securities, Preferred Stock and Common Stock are collectively referred to herein as the "Offered Securities."

     The Offered Securities may be issued in one or more series or issuances and will be limited to $250,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units). The Offered Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, and any premium or interest on, the Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (1) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denomination, initial offering price, maturity, premium (if any), interest rate (which may be fixed or floating), time of and method of calculating the payment of interest, if any, the currency in which principal, premium, if any, and interest, if any, are payable, any redemption or sinking fund terms, any terms for the conversion into or exchange for shares of Common Stock or Preferred Stock or other Debt Securities, terms of subordination of Subordinated Securities, and other specific terms; (2) in the case of Preferred Stock, the specific designation, any dividend, liquidation, redemption, sinking fund, voting or other rights, time of payment of dividends, any terms for the conversion into or exchange for shares of Common Stock or shares of Preferred Stock or Debt Securities, the initial offering price and other specific terms; and (3) in the case of the Common Stock, the initial offering price. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

     The Offered Securities will be sold directly, through agents, dealers or underwriters as designated from time to time, or through a combination of such methods. If any agents of the Company or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution."

                 The date of this Prospectus is July 17, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy and information statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Offered Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (b) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998; (c) the Company's Current Reports on Form 8-K filed with the Commission on April 29, 1998 and July 6, 1998; and (d) the description of the Company's Common Stock contained in the Company's Form 8-A Registration Statement filed with the Commission on July 25, 1995 (File No. 0-26500), as amended by the Company's Form 8-A/A filed with the Commission on August 25, 1995 and the Company's Form 8-A/A No. 2 filed with the Commission on September 6, 1995, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

     Any statement or information contained herein or in any document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement or information contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement or information. Any such statement or information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Gary H. Miller, Senior Vice President and Chief Financial Officer, FirstCity Financial Corporation, 6400 Imperial Drive, Waco, Texas 76712, telephone number (254) 751-1750.

                                  THE COMPANY

     The Company is a diversified financial services company headquartered in Waco, Texas with over 90 offices throughout the United States and a presence in France, Asia and Mexico. The Company began operations in 1986 as a specialty financial services company focused on acquiring and resolving distressed loans and other assets purchased at a discount relative to the aggregate unpaid principal balance of the loans or the appraised value of the other assets ("Face Value"). To date, the Company has acquired, for its own account and through various affiliated partnerships, pools of assets or single assets (collectively referred to as "Portfolio Assets" or "Portfolios") with a Face Value of approximately $3.0 billion. In 1996, the Company adopted a growth strategy to diversify and expand its financial services business. To implement its growth strategy, the Company has acquired or established several businesses in the financial services industry, building upon its core strength and expertise as one of the earliest participants in the business of acquiring and resolving distressed financial assets and other assets. The Company's servicing expertise, which it has developed largely through the resolution of distressed assets, is a cornerstone of its growth strategy. Today the Company is engaged in three principal businesses: (i) residential and commercial mortgage banking, which is operated through FirstCity Financial Mortgage Corporation ("Mortgage Corp.") and FC Capital Corporation ("Capital Corp."); (ii) Portfolio Asset acquisition and resolution, which is operated through FirstCity Commercial Corporation ("Commercial Corp."); and (iii) consumer lending, which is operated through FirstCity Consumer Lending Corporation ("Consumer Corp.").

     Unless the context otherwise requires, references in this Prospectus and in the Prospectus Supplement to the "Company" and "FirstCity" shall mean FirstCity Financial Corporation, a Delaware corporation, and its subsidiaries and predecessors. References to the Company for periods prior to July 3, 1995 refer to the Company's predecessor, J-Hawk Corporation ("J-Hawk").

     The Company's principal executive offices are located at 6400 Imperial Drive, Waco, Texas 76712, and its telephone number is (254) 751-1750. The mailing address of the Company's principal executive offices is P.O. Box 8216, Waco, Texas 76714-8216

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus and the Prospectus Supplement and incorporated herein by reference, prospective investors in any of the Offered Securities should carefully consider the following risk factors.

RISKS ASSOCIATED WITH RAPID GROWTH AND ENTRY INTO NEW BUSINESSES

     Following the Company's acquisition by merger (the "Merger") of First City Bancorporation of Texas, Inc. ("FCBOT"), the Company embarked upon a strategic diversification of its business. Previously, the Company had been engaged primarily in the Portfolio Asset acquisition and resolution business. The Company has recently entered the residential and commercial mortgage banking business and the consumer lending business through a combination of acquisitions and the start-up of new business ventures. The entry of the Company into these new businesses has resulted in increased demands on the Company's personnel and systems. The development and integration of the new businesses requires the investment of additional capital and the continuous involvement of senior management. The Company also must manage a variety of businesses with differing markets, customer bases, financial products, systems and managements. An inability to develop, integrate and manage its businesses could have a material adverse effect on the Company's financial condition, results of operations and business prospects. The Company's ability to support and manage continued growth is dependent upon, among other things, its ability to attract and retain senior management for each of its businesses, to hire, train, and manage its workforce and to continue to develop the skills necessary for the Company to compete successfully in its existing and new business lines. There can be no assurance that the Company will successfully meet all of these challenges.

CONTINUING NEED FOR FINANCING

     General. The successful execution of the Company's business strategy depends on its continued access to financing for each of its major operating subsidiaries. In addition to the need for such financing, the Company must have access to liquidity to invest as equity or subordinated debt to meet the capital needs of its subsidiaries. Liquidity is generated by the cash flow to the Company from subsidiaries, access to the public debt and equity markets and borrowings incurred by the Company. The Company's access to the capital markets is affected by such factors as changes in interest rates, general economic conditions, and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. In addition, the Company's ability to issue and sell common equity (including securities convertible into, or exercisable or exchangeable for, common equity) is limited as a result of the tax laws relating to the preservation of the net operating loss carryforwards ("NOLs") available to the Company as a result of the Merger. There can be no assurance that the Company's funding relationships with commercial banks, investment banks and financial services companies that have previously provided financing for the Company and its subsidiaries will continue past their respective current maturity dates. The majority of the credit facilities to which the Company and its subsidiaries are parties have short-term maturities. If the Company and its subsidiaries are unable to extend the terms of such credit facilities prior to their maturity and the Company or its subsidiaries cannot find alternative funding sources on satisfactory terms, or at all, the Company's financial condition, results of operations and business prospects would be materially adversely affected.

     Each of the Company and its major operating subsidiaries has its own source of debt financing. In certain circumstances, a default by the Company or any of its major operating subsidiaries in respect of indebtedness owed to a third party constitutes a default under the Company's revolving credit facility. The credit facilities to which the Company's major operating subsidiaries are party do not contain similar cross-default or cross-acceleration provisions. Although the Company intends to continue to segregate the debt obligations of each such subsidiary, there can be no assurance that its existing financing sources will continue to agree to such arrangements or that alternative financing sources that would accept such arrangements would be available. In the event the Company's major operating subsidiaries are compelled to accept cross-guarantees, or cross-default or cross-acceleration provisions in connection with their respective credit facilities, financial difficulties experienced by one of the Company's subsidiaries could adversely impact the Company's other subsidiaries.

     Dependence on Warehouse Financing. As is customary in the mortgage banking and consumer lending businesses, the Company's subsidiaries depend upon warehouse credit facilities with financial institutions or institutional lenders to finance the origination and purchase of loans on a short-term basis pending sale or securitization. Implementation of the Company's business strategy requires the continued availability of warehouse credit facilities, and may require increases in the permitted borrowing levels under such facilities. There can be no assurance that such financing will be available on terms satisfactory to the Company. The inability of the Company to arrange additional warehouse credit facilities, to extend or replace existing facilities when they expire or to increase the capacity of such facilities may have a material adverse effect on the Company's financial condition, results of operations and business prospects.

RISKS OF SECURITIZATION

     Significance of Securitization. The Company believes that it will become increasingly dependent upon its ability to securitize residential mortgage loans to borrowers who have significant equity in their homes and who generally do not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market (referred to herein as "Home Equity Loans"), sub-prime automobile loans and other loans to efficiently finance the volume of assets expected to be generated. Accordingly, adverse changes in the secondary market for such loans could impair the Company's ability to originate, purchase and sell loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's financial condition, results of operations and business prospects. Proceeds from the securitization of originated and acquired loans are required to be used to repay borrowings under warehouse credit facilities, thereby making such facilities available to finance the origination and purchase of additional loan assets. There can be no assurance that, as the Company's volume of loans originated or purchased increases and other new products available for securitization increases, the Company will be able to securitize its loan production efficiently. An inability to efficiently securitize its loan production could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

     Securitization transactions may be affected by a number of factors, some of which are beyond the Company's control, including, among other things, the adverse financial condition of, or developments related to, some of the Company's competitors, conditions in the securities markets in general, and conditions in the asset-backed securitization market. The Company's securitizations typically utilize credit enhancements in the form of financial guaranty insurance policies in order to achieve enhanced credit ratings. Failure to obtain insurance company credit enhancement could adversely affect the timing of, or ability of the Company to effect, securitizations. In addition, the failure to satisfy rating agency requirements with respect to loan pools would adversely impact the Company's ability to effect securitizations.

     Contingent Risks. Although the Company intends to sell substantially all of the Home Equity Loans, sub-prime automobile loans and other consumer loans that it originates or purchases, the Company retains some degree of credit risk on substantially all loans sold. During the period in which loans are held pending sale, the Company is subject to various business risks associated with the lending business, including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. The Company expects that the terms of its securitizations will require it to establish deposit accounts or build over-collateralization levels through retention of distributions otherwise payable to the holders of subordinated interests in the securitization. The Company also expects to be required to commit to repurchase or replace loans that do not conform to the representations and warranties made by the Company at the time of sale.

     Retained Risks of Securitized Loans. The Company makes various representations with respect to the loans that it securitizes. With respect to acquired loans, the Company's representations rely in part on similar representations made by the originators of such loans when they were purchased by the Company. In the event of a breach of its representations, the Company may be required to repurchase or replace the related loan using its own funds. While the Company may have a claim against the originator in the event of a breach of any of these representations made by the originators, the Company's ability to recover on any such claim will be dependent on the financial condition of the originator. There can be no assurance that the Company will not experience a material loss in respect of any of these contingencies.

     Performance Assumptions. The future net income of certain of the Company's subsidiaries will be highly dependent on realizing securitization gains on the sale of loans. Such gains will be dependent largely upon the estimated present values of the subordinated interests expected to be derived from the transactions and retained by the Company. Management makes a number of assumptions in determining the estimated present values for the subordinated interests. These assumptions include, but are not limited to, prepayment speeds, default rates and subsequent losses on the underlying loans, and the discount rates used to present value the future cash flows. All of the assumptions are subjective. Varying the assumptions can have a material effect on the present value determination in one securitization as compared to any other. Subsequent events will cause the actual occurrences of prepayments, losses and interest rates to be different from the assumptions used for such factors at the time of the recognition of the sale of the loans. The effect of the subsequently occurring events could cause a re-evaluation of the carrying values of the previously estimated values of the subordinated interests and excess spreads and such adjustment could be material.

     Because the subordinated interests to be retained by such subsidiaries represent claims to future cash flow that are subordinated to holders of senior interests, such subsidiaries retain a significant portion of the risk of whether the full value of the underlying loans may be realized. In addition, holders of the senior interests may have the right to receive certain additional payments on account of principal in order to reduce the balance of the senior interests in proportion to the credit enhancement requirements of any particular transaction. Such payments for the benefit of the senior interest holders will delay the payment, if any, of excess cash flow to such subsidiaries as the holder of the subordinated interests.

IMPACT OF CHANGING INTEREST RATES

     Because most of the Company's borrowings are at variable rates of interest, the Company will be impacted by fluctuations in interest rates. The Company monitors the interest rate environment and employs hedging strategies designed to mitigate certain effects of changes in interest rates when the Company deems such strategies appropriate. However, certain effects of changes in interest rates, such as increased prepayments of outstanding loans, cannot be mitigated. Fluctuations in interest rates could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

     Among other things, a decline in interest rates could result in increased prepayments of outstanding loans, particularly on loans in the servicing portfolio of Mortgage Corp. The value of servicing rights is a significant asset of Mortgage Corp. As prepayments of serviced mortgages increase, the value of such servicing rights (as reflected on the Company's balance sheet) declines, with a corresponding reduction in income as a result of the impairment of the value of mortgage servicing rights. Although to date the impact of such effect has largely been mitigated by increased production of mortgages from refinancings during periods of declining interest rates, there can be no assurance that new mortgage production will be sufficient to mitigate such effect in the future. Absent a level of new mortgage production sufficient to mitigate the effect of mortgage loan prepayments, the future revenue and earnings of the Company will be adversely affected. In addition to prepayment risks, during periods of declining interest rates, Mortgage Corp. experiences higher levels of borrowers who elect not to close on loans for which they have applied because they tend to find loans at lower interest rates. If Mortgage Corp. has entered into commitments to sell such a loan on a forward basis and the prospective borrower fails to close, Mortgage Corp. must nevertheless meet its commitment to deliver the contracted for loans at the promised yields. Mortgage Corp. will incur a loss if it is required to deliver loans to an investor at a committed yield higher than current market rates. A substantial and sustained decline in interest rates also may adversely impact the amount of distressed assets available for purchase by the Company. The value of the Company's interest-earning assets and liabilities may be directly affected by the level of and fluctuations in interest rates, including the valuation of any residual interests in securitizations that would be severely impacted by increased loan prepayments resulting from declining interest rates.

     Conversely, a substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate loans and could reduce the gains recognized by the Company upon their securitization and sale. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage and other loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse credit facilities or otherwise.

CREDIT IMPAIRED BORROWERS

     The Company's sub-prime borrowers generally are unable to obtain credit from traditional financial institutions due to factors such as an impaired or poor credit history, low income or another adverse credit event. The Company is subject to various risks associated with these borrowers, including, but not limited to, the risk that the borrowers will not satisfy their debt service obligations and that the realizable value of the assets securing their loans will not be sufficient to repay the borrowers' debt. While the Company believes that the underwriting criteria and collection methods it employs enable it to identify and control the higher risks inherent in loans made to such borrowers, and that the interest rates charged compensate the Company for the risks inherent in such loans, no assurance can be given that such criteria or methods, or such interest rates, will afford adequate protection against, or compensation for, higher than anticipated delinquencies, foreclosures or losses. The actual rate of delinquencies, foreclosures or losses could be significantly accelerated by an economic downturn or recession. Consequently, the Company's financial condition, results of operations and business prospects could be materially adversely affected. The Company has established an allowance for loan losses through periodic earnings charges and purchase discounts on acquired receivables to cover anticipated loan losses on the loans currently in its portfolio. No assurance can be given, however, that loan losses in excess of the allowance will not occur in the future or that additional provisions will not be required to provide for adequate allowances in the future.

AVAILABILITY OF PORTFOLIO ASSETS

     The Portfolio Asset acquisition and resolution business is affected by long-term cycles in the general economy. In addition, the volume of domestic Portfolio Assets available for purchase by investors such as the Company has generally declined since 1993 as large pools of distressed assets acquired by governmental agencies in the 1980s and early 1990s have been resolved or sold. The Company cannot predict its future annual acquisition volume of Portfolio Assets. Moreover, future Portfolio Asset purchases will depend on the availability of Portfolios offered for sale, the availability of capital and the Company's ability to submit successful bids to purchase Portfolio Assets. The acquisition of Portfolio Assets has become highly competitive in the United States. This may require the Company to acquire Portfolio Assets at higher prices thereby lowering profit margins on the resolution of such Portfolios. Under certain circumstances, the Company may choose not to bid for Portfolio Assets that it believes cannot be acquired at attractive prices. As a result of all the above factors, Portfolio Asset purchases, and the revenue derived from the resolution of Portfolio Assets, may vary significantly from quarter to quarter.

AVAILABILITY OF NET OPERATING LOSS CARRYFORWARDS

     The Company believes that, as a result of the Merger, approximately $596 million of NOLs were available to the Company to offset future taxable income as of December 31, 1995. Since December 31, 1995, the Company estimates that it has generated an additional $12 million in NOLs. Accordingly, as of December 31, 1997, the Company estimates that it had approximately $608 million of NOLs available to offset future taxable income. In accordance with the terms of Financial Accounting Standards Board Statement Number 109 (relating to accounting for income taxes), the Company has established a future utilization equivalent to approximately $87.7 million of the total $608 million of NOLs, which equates to a $30.6 million deferred tax asset on the Company's books and records. However, because the Company's position in respect of its NOLs is based upon factual determinations and upon legal issues with respect to which there is uncertainty and because no ruling has been obtained from the Internal Revenue Service (the "IRS") regarding the amount or availability of the NOLs to the Company, there can be no assurance that the IRS will not challenge the amount or availability of the Company's NOLs and, if challenged, that the IRS will not be successful in disallowing the entire amount of the Company's NOLs, with the result that the Company's $30.6 million deferred tax asset would be reduced or eliminated.

     Assuming that the $608 million in NOLs is available to the Company, the entire amount of such NOLs may be carried forward to offset future taxable income of the Company until the tax year 2005. Thereafter, the NOLs begin to expire. The ability of the Company to utilize such NOLs will be severely limited if there is a more than 50% ownership change of the Company during a three-year testing period within the meaning of section 382 of the Internal Revenue Code of 1986, as amended (the "Tax Code"). There can be no assurance that future transactions, alone or in combination, including the issuance of Offered Securities, will not result in a more than 50% ownership change of the Company and a limitation of the Company's utilization of such NOLs.

     If the Company were unable to utilize its NOLs to offset future taxable income, it would lose significant competitive advantages that it now enjoys. Such advantages include, but are not limited to, the Company's ability to offset non-cash income recognized by the Company in connection with certain securitizations, to generate capital to support its expansion plans on a tax-advantaged basis, to offset its and its consolidated subsidiaries' pre-tax income, and to have access to the cash flow that would otherwise be represented by payments of federal tax liabilities.

     For a more detailed discussion of these and other tax considerations, including certain tax considerations relating to transactions undertaken in connection with the Merger, see "Certain Federal Income Tax Considerations."

ASSUMPTIONS UNDERLYING PORTFOLIO ASSET PERFORMANCE

     The purchase price and carrying value of Portfolio Assets acquired by Commercial Corp. is determined largely by estimating expected future cash flows from such assets. The Company develops and revises such estimates based on its historical experience and current market conditions, and based on the discount rates that the Company believes are appropriate for the assets comprising the Portfolios. In addition, many obligors on Portfolio Assets have impaired credit, with risks associated with such obligors similar to the risks described in respect of borrowers under "-- Credit Impaired Borrowers." If the amount and timing of actual cash flows is materially different from estimates, the Company's financial condition, results of operations and business prospects could be materially adversely affected.

GENERAL ECONOMIC CONDITIONS

     Periods of economic slowdown or recession, or declining demand for residential or commercial real estate, automobile loans or other commercial or consumer loans may adversely affect the Company's business. Economic downturns may reduce the number of loan originations by the Company's mortgage banking, consumer and commercial finance businesses and negatively impact its securitization activity and generally reduce the value of the Company's assets. In addition, periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on mortgage loans and other loans and could have a material adverse effect on the Company's financial condition, results of operations and business prospects. Such periods also may be accompanied by declining values of homes, automobiles and other property securing outstanding loans, thereby weakening collateral coverage and increasing the possibility of losses in the event of default. Significant increases in homes or automobiles for sale during recessionary economic periods may depress the prices at which such collateral may be sold or delay the timing of such sales. There can be no assurance that there will be adequate markets for the sale of foreclosed homes or repossessed automobiles. Any material deterioration of such markets could reduce recoveries from the sale of collateral.

     Such economic conditions could also adversely affect the resolution of Portfolio Assets, lead to a decline in prices or demand for collateral underlying Portfolio Assets, or increase the cost of capital invested by the Company and the length of time that capital is invested in a particular Portfolio. All or any one of these events could decrease the rate of return and profits to be realized from such Portfolio and materially adversely affect the Company's financial condition, results of operations and business prospects.

RISK OF DECLINING VALUE OF COLLATERAL

     The value of the collateral securing mortgage loans, automobile and other consumer loans and loans acquired for resolution, as well as real estate or other acquired distressed assets, is subject to various risks, including uninsured damage, change in location or decline in value caused by use, age or market conditions. Any material decline in the value of such collateral could adversely affect the financial condition, results of operations and business prospects of the Company.

GOVERNMENT REGULATION

     Many aspects of the Company's business are subject to regulation, examination and licensing under various federal, state and local statutes and regulations that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection, repossession and claims handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. The Company believes it is currently in compliance in all material respects with applicable regulations, but there can be no assurance that the Company will be able to maintain such compliance. Failure to comply with, or changes in, these laws or regulations, or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business, could have an adverse effect on the Company by, among other things, limiting the interest and fee income the Company may generate on existing and additional loans, limiting the states in which the Company may operate or restricting the Company's ability to realize on the collateral securing its loans.

     The mortgage banking industry in particular is highly regulated. Failure to comply with any of the various state and federal laws affecting the industry, all of which are subject to regular modification, may result in, among other things, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability. Furthermore, currently there are proposed various laws, rules and regulations which, if adopted, could materially affect the Company's business. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations will not be adopted in the future that will make compliance more difficult or expensive, restrict the Company's ability to originate, purchase, service or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, purchased, serviced or sold by the Company, or otherwise have a material adverse effect on the Company's financial condition, results of operations and business prospects.

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The reduction or elimination of these tax benefits may lessen the demand for residential mortgage loans and Home Equity Loans, and could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

ENVIRONMENTAL LIABILITIES

     The Company, through its subsidiaries and affiliates, acquires real property in its Portfolio Asset acquisition and resolution business, and periodically acquires real property through foreclosure of mortgage loans that are in default. There is a risk that properties acquired by the Company could contain hazardous substances or waste, contaminants or pollutants. The Company may be required to remove such substances from the affected properties at its expense, and the cost of such removal may substantially exceed the value of the affected properties or the loans secured by such properties. Furthermore, the Company may not have adequate remedies against the prior owners or other responsible parties to recover its costs, either as a matter of law or regulation, or as a result of such prior owners' financial inability to pay such costs. The Company may find it difficult or impossible to sell the affected properties either prior to or following any such removal.

COMPETITION

     All of the businesses in which the Company operates are highly competitive. Some of the Company's principal competitors are substantially larger and better capitalized than the Company. Because of their resources, these companies may be better able than the Company to obtain new customers for mortgage or other loan production, to acquire Portfolio Assets, to pursue new business opportunities or to survive periods of industry consolidation. Access to and the cost of capital are critical to the Company's ability to compete. Many of the Company's competitors have superior access to capital sources and can arrange or obtain lower cost of capital, resulting in a competitive disadvantage to the Company with respect to such competitors.

     In addition, certain of the Company's competitors may have higher risk tolerances or different risk assessments, which could allow these competitors to establish lower margin requirements and pricing levels than those established by the Company. In the event a significant number of competitors establish pricing levels below those established by the Company, the Company's ability to compete would be adversely affected.

RISKS ASSOCIATED WITH FOREIGN OPERATIONS

     The Company has acquired, and manages and resolves, Portfolio Assets located in France and is actively pursuing opportunities to purchase additional pools of distressed assets in France, other areas of Western Europe, Asia and Mexico. Foreign operations are subject to various special risks, including currency translation risks, currency exchange rate fluctuations, exchange controls and different political, social and legal and regulatory environments within such foreign markets. To the extent future financing in foreign currencies is unavailable at reasonable rates, the Company would be further exposed to currency translation risks, currency exchange rate fluctuations and exchange controls. In addition, earnings of foreign operations may be subject to foreign income taxes that reduce cash flow available to meet debt service requirements and other obligations of the Company, which may be payable even if the Company has no earnings on a consolidated basis. Any or all of the foregoing could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

DEPENDENCE ON INDEPENDENT MORTGAGE BROKERS

     The Company depends in large part on independent mortgage brokers for the origination and purchase of mortgage loans. A substantial portion of the loans originated by Mortgage Corp., and all of the Home Equity Loans originated by Capital Corp., are currently originated by independent mortgage brokers or otherwise acquired from third parties. These independent mortgage brokers deal with multiple lenders for each prospective borrower. The Company competes with these lenders for the independent brokers' business based on a number of factors, including price, service, loan fees and costs. The Company's financial condition, results of operations and business prospects could be adversely affected by changes in the volume and profitability of mortgage loans resulting from, among other things, competition with other lenders and purchasers of such loans.

     Class action lawsuits have been filed against a number of mortgage lenders, including Mortgage Corp., alleging that such lenders have violated the federal Real Estate Settlement Procedures Act of 1974 by making certain payments to independent mortgage brokers. If these cases are resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. Such changes may have a material adverse effect on the Company's results of operations, financial condition and business prospects.

DEPENDENCE ON AUTOMOBILE DEALERSHIP RELATIONSHIPS

     The ability of the Company to expand into new geographic markets and to maintain or increase its volume of automobile loans is dependent upon maintaining and expanding the network of franchised automobile dealerships from which it purchases contracts. Increased competition, including competition from captive finance affiliates of automobile manufacturers, could have a material adverse effect on the Company's ability to maintain or expand its dealership network.

LITIGATION

     Industry participants in the lending business from time to time are named as defendants in litigation involving alleged violations of federal and state consumer protection or other similar laws and regulations. A judgment against the Company in connection with any such litigation could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

RELATIONSHIP WITH AND DEPENDENCE UPON CARGILL

     The Company's relationship with Cargill Financial Services Corporation ("Cargill Financial") is significant in a number of respects. Cargill Financial, a subsidiary of Cargill, Incorporated, a privately held, multi-national agricultural company, provides equity and debt financings for many of the investment entities (each such entity, an "Acquisition Partnership") formed by the Company and one or more co-investors to acquire Portfolio Assets. Cargill Financial owns approximately 2.7% of the Company's outstanding Common Stock, and a Cargill Financial designee, David W. MacLennan, serves as a director of the Company. The Company believes its relationship with Cargill Financial significantly enhances the Company's credibility as a purchaser of Portfolio Assets and facilitates its ability to expand into other businesses and foreign markets. Although management believes that the Company's relationship with Cargill Financial is excellent, there can be no assurance that such relationship will continue in the future. Absent such relationship, the Acquisition Partnerships would be required to find alternative sources for the financing that Cargill Financial has historically provided. There can be no assurance that such alternative financing would be available. Any termination of such relationship could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the efforts of its senior executive officers, particularly James R. Hawkins (Chairman and Chief Executive Officer), James T. Sartain (President and Chief Operating Officer), Rick R. Hagelstein (Executive Vice President and Director of Subsidiary Operations), Matt A. Landry, Jr. (Executive Vice President and Chief Administrative Officer) and Richard J. Gillen (Managing Director of Mortgage Finance). The Company is also dependent on several of the key members of management of each of its operating subsidiaries, many of whom were instrumental in developing and implementing the business strategy for such subsidiaries. The inability or unwillingness of one or more of these individuals to continue in his present role could have a material adverse effect on the Company's financial condition, results of operations and business prospects. Except for Mr. Gillen, none of the senior executive officers has entered into an employment agreement with the Company. There can be no assurance that any of the foregoing individuals will continue to serve in his current capacity or for what time period such service might continue. The Company does not maintain key person life insurance for any of its senior executive officers other than Mr. Gillen.

INFLUENCE OF CERTAIN SHAREHOLDERS

     The directors and executive officers of the Company collectively beneficially own approximately 30.9% of the Common Stock. Although there are no agreements or arrangements with respect to voting such Common Stock among such persons except as described below, such persons, if acting together, may effectively be able to control any vote of shareholders of the Company and thereby exert considerable influence over the affairs of the Company. James R. Hawkins, the Chairman of the Board and Chief Executive Officer of the Company, is the beneficial owner of approximately 11.5% of the outstanding Common Stock. James T. Sartain, President and Chief Operating Officer of the Company, and ATARA I, Ltd. ("ATARA"), an entity associated with Rick R. Hagelstein, Executive Vice President and Director of Subsidiary Operations of the Company, beneficially own approximately 4.3% and 4.1% of the outstanding Common Stock, respectively. In addition, Cargill Financial owns approximately 2.7% of the Common Stock. Mr. Hawkins, Mr. Sartain, Cargill Financial and ATARA are parties to a shareholder voting agreement (the "Shareholder Voting Agreement"). Under the Shareholder Voting Agreement, Mr. Hawkins, Mr. Sartain and ATARA are required to vote their shares in favor of Cargill Financial's designee for director of the Company, and Cargill Financial is required to vote its shares in favor of one or more of the designees of Messrs. Hawkins and Sartain and ATARA. ATARA, Cargill Financial and Messrs. Hawkins and Sartain are the beneficial owners of an aggregate of 22.5% of the outstanding Common Stock and are able to exert considerable influence over the affairs of the Company. Richard J. Gillen, Managing Director of Mortgage Finance, and Ed Smith are the beneficial owners of 7.8% and 7.2%, respectively, of the Common Stock. As a result, Messrs. Gillen and Smith may be able to exert influence over the affairs of the Company and if their shares are combined with the holdings of Messrs. Hawkins and Sartain and the shares held by ATARA, will have effective control of the Company. There can be no assurance that the interests of management or the other entities and individuals named above will be aligned with the Company's other shareholders.

RELIANCE ON SYSTEMS; YEAR 2000 ISSUES

     The Company's computer systems are integral to the operation of its businesses. There can be no assurance that these systems will continue to be adequate to support the Company's growth. A failure of the Company's computer systems, including a failure of data integrity or accuracy, could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

     Although the Company maintains its own computer systems for a significant portion of its operations, the Company is substantially dependent on the services of third-party servicers in its mortgage banking and Portfolio Asset acquisition and resolution businesses. The Company has been informed by such servicers that, although they intend to make the necessary modifications to their computer systems, the computer systems operated by them are not yet year 2000 compliant. In addition, the Company interacts electronically with several government agencies, including FHLMC, FNMA, FHA, FMHA and GNMA, whose computer systems are not yet year 2000 compliant. There can be no assurance that such third parties and government agencies will make the necessary modifications to their respective computer systems to enable proper processing of transactions relating to the year 2000 and beyond. Any failure by such entities to timely correct year 2000 issues could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

ANTI-TAKEOVER CONSIDERATIONS

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and by-laws contain a number of provisions relating to corporate governance and the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect to the extent they are utilized to delay, defer or prevent a change of control of the Company by deterring unsolicited tender offers or other unilateral takeover proposals and compelling negotiations with the Company's Board of Directors rather than non-negotiated takeover attempts even if such events may be in the best interests of the Company's shareholders. The Certificate of Incorporation also contains certain provisions restricting the transfer of its securities that are designed to prevent ownership changes that might limit or eliminate the ability of the Company to use its NOLs. See "Description of Common Stock."

PERIOD TO PERIOD VARIANCES

     The Company recognizes revenue from Portfolio Assets and Acquisition Partnerships based on proceeds realized from the resolution of the Portfolio Assets, which proceeds have historically varied significantly and likely will continue to vary significantly from period to period. Consequently, the Company's period to period revenue and net income have historically varied, and are likely to continue to vary, correspondingly. Such variances, alone or with other factors, such as conditions in the economy or the financial services industries or other developments affecting the Company, may result in significant fluctuations in the reported earnings of the Company and in the trading prices of the Company's securities, particularly the Common Stock.

TAX, MONETARY AND FISCAL POLICY CHANGES

     The Company originates and acquires financial assets, the value and income potential of which are subject to influence by various state and federal tax, monetary and fiscal policies in effect from time to time. The nature and direction of such policies are entirely outside the control of the Company, and the Company cannot predict the timing or effect of changes in such policies. Changes in such policies could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

                       RATIO OF EARNINGS TO FIXED CHARGES
                     AND EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's and its consolidated subsidiaries' ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

                                        THREE MONTHS
                                      ENDED MARCH 31,           YEAR ENDED DECEMBER 31,
                                      ----------------   -------------------------------------
                                       1998      1997    1997    1996    1995    1994    1993
                                      ------    ------   -----   -----   -----   -----   -----
Ratio of Earnings to Fixed
  Charges...........................  1.30x     2.22x    1.47x   1.74x   1.61x   1.23x   1.67x
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends.........................  1.18x     1.82x    1.29x   1.42x   1.41x   1.23x   1.67x

     For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, "earnings" consist of income from continuing operations before federal income taxes and fixed charges, less undistributed income of less than fifty-percent-owned entities. "Fixed charges" consist of interest expense.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, including repayment of borrowings, redemption of outstanding securities, working capital, capital expenditures and acquisitions. Additional information on the use of net proceeds from the sale of the Offered Securities is set forth in the Prospectus Supplement relating to such Offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities summarizes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities and the extent, if any, to which such general provisions may apply to any series of Debt Securities will be described in the Prospectus Supplement relating to such series.

     The Debt Securities are to be issued under one or more Indentures (collectively, the "Indenture") between the Company and a trustee selected by the Company, which trustee shall be named in a Prospectus Supplement (the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever any particular provisions of the Indenture or terms defined therein are referred to, such provisions and terms are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such references. Defined terms used but not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

GENERAL

     The Debt Securities may be either Senior Securities or Subordinated Securities and will be secured or unsecured. The Indenture does not limit the amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Debt Securities will be issued from time to time and offered on terms determined by market conditions at the time of sale.

     The Senior Securities will be secured or unsecured and will rank on a parity with all other unsubordinated indebtedness of the Company. To the extent provided in the Prospectus Supplement relating thereto, the Company may be required to secure Senior Securities equally and ratably with other Debt (as defined in the Indenture) with respect to which the Company elects or is required to provide security. The Subordinated Securities will be secured or unsecured and will be subordinated and junior to all "Senior Indebtedness' (which for this purpose includes any Senior Securities) to the extent set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Debt Securities may be issued in one or more series with the same or various maturities at par, at a premium or at a discount. Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) from their stated principal amount. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered hereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature; (iv) the rate or rates (which may be fixed or floating) per annum at which the Debt Securities will bear interest, if any, or the method of determining such rate or rates; (v) the date or dates on which any such interest will be payable, the date or dates on which payment of any such interest will commence and the Regular Record Dates for such Interest Payment Dates; (vi) whether such Debt Securities are Senior Securities or Subordinated Securities; (vii) whether such Debt Securities are secured or unsecured; (viii) the terms of any mandatory or optional redemption (including any provisions for any sinking, purchase or other analogous fund) or repayment option; (ix) the currency, currencies or currency units for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal thereof, any premium thereon and any interest thereon may be payable; (x) if the currency, currencies or currency units for which the Debt Securities may be purchased or in which the principal thereof, any premium thereon and any interest thereon may be payable is at the election of the Company or the purchaser, the manner in which such election may be made; (xi) if the amount of payments on the Debt Securities is determined with reference to an index based on one or more currencies or currency units, changes in the price of one or more securities or changes in the price of one or more commodities, the manner in which such amounts may be determined; (xii) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Security will be paid; (xiii) the terms and conditions upon which conversion or exchange of the Debt Securities into or for Common Stock, Preferred Stock or other Debt Securities will be effected, including the conversion price or exchange ratio, the conversion or exchange period and any other conversion or exchange provisions; (xiv) information with respect to book-entry procedures, if any; (xv) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations with respect to the Debt Securities; and (xvi) any other specific terms of the Debt Securities not inconsistent with the Indenture.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or any interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, Federal income tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise specified in the Prospectus Supplement, the principal of, any premium on, and any interest on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of the Trustee specified in the applicable Indenture, provided that payment of interest, if any, may be made at the option of the Company by check mailed on or before the payment date, first class mail, to the address of the person entitled thereto as it appears on the registry books of the Company or its agent.

     Unless otherwise specified in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of any Debt Securities, but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued, in whole or in part, in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual

Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payments of principal of, any premium on, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any Paying Agent, nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

SENIOR SECURITIES

     The Senior Securities will be direct, secured or unsecured obligations of the Company, and will constitute Senior Indebtedness (in each case as defined in the applicable supplemental Indenture) ranking on a parity with all other unsubordinated indebtedness of the Company.

SUBORDINATED SECURITIES

     The Subordinated Securities will be direct, secured or unsecured obligations of the Company. The obligations of the Company pursuant to the Subordinated Securities will be subordinate in right of payment to the extent set forth in the Indenture and the applicable supplemental Indenture to all Senior Indebtedness (including all Senior Securities) (in each case as defined in the applicable supplemental Indenture). Except to the extent otherwise set forth in a Prospectus Supplement, the Indenture does not contain any restriction on the amount of Senior Indebtedness that the Company may incur.

     The terms of the subordination of a series of Subordinated Securities, together with the definition of Senior Indebtedness related thereto, will be as set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Subordinated Securities will not be subordinated to indebtedness of the Company that is not Senior Indebtedness, and the creditors of the Company that do not hold Senior Indebtedness will not benefit from the subordination provisions described herein. In the event of the bankruptcy or insolvency of the Company before or after maturity of the Subordinated Securities, such other creditors would rank pari passu with holders of the Subordinated Securities, subject, however, to the broad equity powers of the Federal bankruptcy court pursuant to which such court may, among other things, reclassify the claims of any series of Subordinated Securities into a class of claims having a different relative priority with respect to the claims of such other creditors or any other claims against the Company.

COVENANTS

     The Indenture contains certain covenants that will be applicable (unless waived or amended) so long as any of the Debt Securities are outstanding, unless stated otherwise in the Prospectus Supplement.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, unless (i) the successor Person shall be a corporation or partnership organized and existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Debt Securities and the performance of every covenant in the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental Indenture comply with the foregoing provisions relating to such transaction. In case of any such consolidation, merger, conveyance or transfer, such successor Person will succeed to and be substituted for the Company as obligor on the Debt Securities, with the same effect as if it had been named in the Indenture as the Company.

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; DEBT SECURITIES IN FOREIGN CURRENCIES

     As to any series of Debt Securities, an Event of Default is defined in the Indenture as (a) default for 30 days in payment of any interest on the Debt Securities of such series; (b) default in payment of principal of or any premium on the Debt Securities of such series at maturity; (c) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Debt Securities of such series; (d) default by the

Company in the performance of any other covenant or warranty contained in the Indenture for the benefit of such series which shall not have been remedied by the end of a period of 60 days after notice is given as specified in the Indenture; (e) certain events of bankruptcy, insolvency and reorganization of the Company; and (f) to the extent set forth in the applicable supplemental Indenture and Prospectus Supplement, certain defaults under other Debt.

     A default under one series of Debt Securities will not necessarily be a default under another series. Any additions, deletions or other changes to the Events of Default that will be applicable to a series of Debt Securities will be described in the Prospectus Supplement relating to such series of Debt Securities.

     The Indenture provides that (i) if an Event of Default described in clause
(a), (b), (c), (d) or (f) above (if the Event of Default under clause (d) is with respect to less than all series of Debt Securities then outstanding) shall have occurred and be continuing with respect to any series, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (d) or (f) above (if the Event of Default under clause (d) is with respect to all series of Debt Securities then outstanding) shall have occurred and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all Debt Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding. If an Event of Default described in clause (e) occurs and is continuing, then the principal amount (or, in the case of Debt Securities originally issued at a discount, such portion of the principal amount as may be specified in the terms hereof) of all the Debt Securities then outstanding and all accrued interest thereon shall become and be due and payable immediately, without any declaration or other act by the Trustee or any other Holder.

     Under the Indenture the Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series.

     No holder of any Debt Securities of any series may institute any action under the Indenture unless (a) such holder shall have given the Trustee written notice of a continuing Event of Default with respect to such series; (b) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Trustee to institute proceedings in respect of such Event of Default; (c) such holder or holders shall have offered the Trustee such reasonable indemnity as the Trustee may require; (d) the Trustee shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of Debt Securities of such series.

     The holders of a majority in aggregate principal amount of the Debt Securities of any series affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such series of Debt Securities. The Indenture provides that, in case an Event of Default shall occur and be continuing, the Trustee, in exercising its rights and powers under the Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. The Indenture further provides that the Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it.

     The Company must furnish to the Trustee within 120 days after the end of each fiscal year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the Indenture and the terms of the Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of the Indenture or, if the Company is in default, specifying such default.

     If any Debt Securities are denominated in a coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action as herein described, the principal amount of such Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States dollars for the currency in which such Debt Securities are denominated (as evidenced to the Trustee by an Officers' Certificate) as of the date the taking of such action by the holders of such requisite principal amount is evidenced to the Trustee as provided in the Indenture.

     If any Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action herein described, the principal amount of such Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof.

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may, without the consent of the holders of the Debt Securities, enter into indentures supplemental to the Indenture for, among others, one or more of the following purposes: (i) to evidence the succession of another corporation to the Company, and the assumption by such successor of the Company's obligations under the Indenture and the Debt Securities of any series;
(ii) to add covenants of the Company, or surrender any rights of the Company, for the benefit of the holders of Debt Securities of any or all series; (iii) to cure any ambiguity, omission, defect or inconsistency in such Indenture; (iv) to establish the form or terms of any series of Debt Securities, including any Subordinated Securities; (v) to evidence and provide for the acceptance of any successor Trustee with respect to one or more series of Debt Securities or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with such Indenture; and (vi) to provide any additional Events of Default.

     With certain exceptions, the Indenture or the rights of the holders of the Debt Securities may be modified by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such modification then outstanding, but no such modification may be made without the consent of the holder of each outstanding Debt Security affected thereby which would (i) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), or (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture, or (iii) modify any of the provisions of certain Sections of the Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby.

DISCHARGE AND DEFEASANCE

     Unless otherwise set forth in the applicable Prospectus Supplement, the Company can discharge or defease its obligations with respect to any series of Debt Securities as set forth below.

     The Company may discharge all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under any Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable, or are by their terms due and payable within one year (or scheduled for redemption within one year), by irrevocably depositing with the Trustee cash or U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments, if any, thereon when due.

     Unless otherwise provided in the applicable Prospectus Supplement, the Company may also elect at any time to (a) defease and be discharged from all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under each Indenture ("defeasance") or (b) be released from all of its obligations with respect to certain covenants applicable to any series of Debt Securities issued under each supplemental Indenture ("covenant defeasance"), if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments, if any, thereon when due and such funds have been so deposited for 91 days; (ii) such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which the Company is a party or by which it is bound; and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the Federal income tax treatment of such holders' principal and interest payments, if any, on such series of Debt Securities.

                         DESCRIPTION OF PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The Board of Directors of the Company (the "Board of Directors") is authorized, without action by the holders of Common Stock, to issue up to 98,000,000 shares of Optional Preferred Stock in one or more classes or series. Prior to issuance of shares of each series, the Board of Directors is required by the Delaware General Corporation Law (the "DGCL") and the Company's Certificate of Incorporation to adopt resolutions and file a Certificate of Designations (the "Certificate of Designations") with the Secretary of State of the State of Delaware, fixing for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations and restrictions thereof, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the DGCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction, which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

     Subject to limitations prescribed by the DGCL, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock offered hereby will, upon issuance and full payment of the purchase price therefor, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Reference is made to the Prospectus Supplement relating to the series of Preferred Stock being offered for the specific terms thereof, including: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the purchase price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) the provisions for a sinking fund, if any, for such Preferred Stock; (vii) the provisions for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any securities exchange; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof) and conversion period; (x) voting rights, if any, of such Preferred Stock; (xi) a discussion of any material and/or special Federal income tax considerations applicable to such Preferred Stock; (xii) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xiii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company, and (xv) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

     Unless otherwise specified in the applicable Prospectus Supplement, the shares of each series of Preferred Stock will upon issuance rank junior to the Company's Special Preferred Stock and Adjusting Rate Preferred Stock with respect to divided rights and rights upon liquidation, dissolution or winding up of the Company. At the close of business on July 15, 1998, there were outstanding 849,777 shares of the Special Preferred Stock and 1,073,704 shares of the Adjusting Rate Preferred Stock.

     Unless otherwise specified in the applicable Prospectus Supplement, the transfer agent and registrar for each series of Preferred Stock will be American Stock Transfer & Trust Company, whose principal offices are located at 40 Wall Street, New York, New York 10005.

                          DESCRIPTION OF COMMON STOCK

     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the DGCL and the Certificate of Incorporation. The Company is presently authorized to issue 100,000,000 shares of Common Stock, par value $0.01 per share. At the close of business on July 15, 1998, an aggregate of 8,260,622 shares of Common Stock were outstanding.

     The holders of shares of Common Stock are entitled to one vote for each share on all matters submitted to a vote of common stockholders. Except as otherwise provided by law or by the Certificate of Incorporation (including all rights of holders of the Company's outstanding series of preferred stock to vote on certain matters under certain circumstances) or by the by-laws of the Company, the holders of shares of Common Stock exclusively possess the voting power for the election of directors and for all other purposes. Except as otherwise provided by law, the Certificate of Incorporation or the by-laws of the Company, the vote of the holders of at least a majority of the outstanding shares of Common Stock who are present, in person or by proxy, at a meeting at which a quorum is present is required to take action. There is no provision in the Certificate of Incorporation for cumulative voting with respect to the election of directors of the Company. Directors of the Company are elected by a plurality of the votes of the shares entitled to vote in the election of directors. Each share of Common Stock is entitled to participate equally in dividends, when, as and if declared by the board of directors of the Company, and in the distribution of net assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, subject in all cases to any prior rights of outstanding shares of preferred stock of the Company. The shares of Common Stock have no preemptive or conversion rights, redemption rights or sinking fund provisions and are not subject to calls, assessments or rights of redemption by the Company.

     As set forth in the Certificate of Incorporation, subject to certain limited exceptions (including the prior approval of the board of directors of the Company), during the period (the "Restricted Transfer Period") beginning on July 3, 1995 (the "Effective Date") and ending on the earlier of (1) the expiration of 15 years after the Effective Date and (2) the first day of the taxable year of the Company to which no Tax Benefits (as such term is defined below) may be carried forward by the Company, the shares of Common Stock may not be sold or otherwise transferred to any transferee (including a group acting in concert) who directly or indirectly owns 4.75% or more of the outstanding shares of the Common Stock or any other class of securities of the Company similarly restricted or, after giving effect to the sale or transfer, would directly or indirectly own more than 4.75% of the outstanding shares of the Common Stock or any other class of securities of the Company similarly restricted. In addition, any transfer of Common Stock by a transferor who directly or indirectly owns or is treated as owning 5% or more of the outstanding shares of the Common Stock shall be void ab initio and shall not be effective to transfer any of such shares of Common Stock to the purported transferee. "Tax Benefits" is defined as net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax carryovers, foreign tax credit carryovers and any net unrealized built-in losses.

     The Company is a Delaware corporation and is subject to Section 203 ("Section 203") of the DGCL. In general, Section 203 will prevent an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) of the Company from engaging in a "business combination" (as therein defined) with the Company for three years following the date such person became an interested stockholder, unless (i) before such person became an interested stockholder, the Board of Directors approved the business combination in question, or the transaction which resulted in such person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming such, the interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
(iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of not less than 66 2/3% of the outstanding voting stock of the Company not owned by the interested stockholder. Under Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement (or notification) of one of certain extraordinary transactions involving the Company and a person who had not been an interested stockholder during the preceding three years or who became an interested stockholder with the approval of the Board of Directors, and which transactions are approved or not opposed by a majority of the members of the Board of Directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, whose principal offices are located at 40 Wall Street, New York, New York 10005.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING DISCUSSION IS A SUMMARY OF CERTAIN OF THE SIGNIFICANT FEDERAL INCOME TAX CONSIDERATIONS IN RESPECT OF THE COMPANY AND THE OFFERED SECURITIES. NO LEGAL OPINIONS WILL BE RENDERED WITH RESPECT TO SUCH CONSIDERATIONS AND NO RULINGS HAVE BEEN REQUESTED FROM THE IRS. THE FOLLOWING DISCUSSION DOES NOT ADDRESS ANY ASPECT OF STATE AND LOCAL TAXATION, INCLUDING, WITHOUT LIMITATION, THE EFFECT OF STATE LAW LIMITATIONS ON THE USE OF THE COMPANY'S NOLS.

     THIS SUMMARY IS BASED ON THE TAX CODE, TREASURY REGULATIONS PROMULGATED AND PROPOSED THEREUNDER, JUDICIAL DECISIONS AND PUBLISHED ADMINISTRATIVE RULES AND PRONOUNCEMENTS OF THE IRS AS IN EFFECT ON THE DATE HEREOF OR, IN THE CASE OF THE TAX CONSEQUENCES OF THE MERGER AND RELATED TRANSACTIONS, ON THE DATE OR DATES THEREOF. CHANGES IN SUCH RULES OR NEW INTERPRETATIONS THEREOF MAY HAVE RETROACTIVE EFFECT AND COULD THEREFORE SIGNIFICANTLY AFFECT THE TAX CONSEQUENCES DESCRIBED BELOW.

CERTAIN TAX CONSEQUENCES OF THE MERGER

     The Merger. On July 3, 1995, J-Hawk merged with and into FCBOT. The Company believes that the Merger constituted a tax-free reorganization under the Tax Code. Therefore, no gain or loss was recognized by J-Hawk as a result of the reorganization and the initial tax basis of the Company in the acquired assets was the same as it was in the hands of J-Hawk immediately prior to the reorganization. The Company did not obtain any rulings from the IRS or any legal opinions from counsel with respect to any tax aspects of the Merger and there can be no assurance that the Company's position will be sustained.

     The Spin-off. Prior to, and in anticipation of, the consummation of the Merger, J-Hawk formed Combined Financial Corporation ("Combined Financial"), to which it transferred certain of its assets and assigned certain of its indebtedness, and then distributed the stock of Combined Financial to its shareholders (the "Spin-off"). The Company believes that the transfer of these assets from J-Hawk to Combined Financial and the distribution of the Combined Financial stock by J-Hawk to its shareholders constituted a tax free spin-off under section 355 of the Tax Code. However, no private letter ruling from the IRS or opinion of counsel to that effect was sought or obtained, and there can be no assurance that the Company's position will be sustained. If the Company's position is sustained, then no gain or loss would be recognized by J-Hawk as a result of the Spin-off. If the Company's position is not sustained, gain or loss would be recognized in an amount equal to the difference between the fair market value of the assets transferred to Combined Financial and their adjusted tax basis at the time of the transfer, and any tax liability incurred by J-Hawk on the Spin-off would be inherited by the Company as a consequence of the Merger. Although the Company believes that there was not any significant gain realized as a result of the consummation of the Spin-off, it is possible that the IRS could contend both that the Spin-off was taxable to J-Hawk and that the value of the assets transferred was greater than the value assigned to such assets by J-Hawk. In such event, there might be taxable gain incurred by J-Hawk in connection with the Spin-off that would be inherited by the Company, which gain could not be offset by the Company's NOLs.

     Net Operating Loss Carryforwards Generally. The Company believes that, as a result of the Merger, approximately $596 million of NOLs were available to the Company to offset future taxable income as of December 31, 1995. Since December 31, 1995, the Company estimates that it has generated an additional $12 million in NOLs. Accordingly, as of December 31, 1997, the Company estimates that it had approximately $608 million of NOLs available to offset future taxable income. In this regard, the Tax Code provides that, for tax years beginning before August 6, 1997, a net operating loss for a taxable year may be carried back to offset income in each of the three taxable years preceding the taxable year of such loss and carried forward to each of the fifteen taxable years following the taxable year of the loss. Under this provision of the Tax Code, the entire $608 million of the Company's NOLs may be carried forward to offset future taxable income until the tax year 2005, subject to the discussion below. Thereafter, the Company's NOLs begin to expire and (assuming that the Company has not previously utilized any of its NOLs) the amount available to offset future taxable income would be reduced as set forth below opposite the applicable tax year:

                                                        AMOUNT OF EXPIRING     AMOUNT OF
                                                        NOLS AS OF END OF      REMAINING
                       TAX YEAR                           PRIOR TAX YEAR     NOLS AVAILABLE
                       --------                         ------------------   --------------
                                                              (DOLLARS IN THOUSANDS)
2006..................................................       $ 68,147           $539,853
2007..................................................        192,885            346,968
2008..................................................        153,611            193,357
2009..................................................         12,980            180,377
2010..................................................         99,566             80,811
2011..................................................         68,811             12,000
2012..................................................             --             12,000

     The amount of the foregoing NOLs is based upon factual and legal issues with respect to which there can be no certainty. No ruling has been obtained from the IRS regarding the amount or availability of the NOLs. The amount and availability of such NOLs is therefore subject to audit and adjustment by the IRS and it is possible that such NOLs could be significantly less than the amounts set forth above.

     Utilization of Net Operating Loss Carryforwards and other Tax Attributes under Tax Code Sections 382, 383 and 384. In general, whenever there is a more than 50% ownership change of a corporation during a three-year testing period, the ownership change rules in section 382 of the Tax Code limit the corporation's utilization of pre-change NOLs on an annual basis following the ownership change to the product of the fair market value of the stock of the corporation immediately before the ownership change and the "long-term tax exempt rate" then in effect (which is an interest rate published monthly by the IRS). A more than 50% ownership change occurs when the percentage of stock of the corporation owned by one or more five-percent shareholders has increased by more than 50 percentage points (determined by value) over the lowest percentage of the corporation's stock owned by the same shareholders during the three-year testing period. In any given year, the annual limitation imposed by section 382 may be increased by certain built-in gains realized after, but accruing economically before, the ownership change and by the carryover of unused section 382 limitations from prior years. Pursuant to section 383 of the Tax Code, the principles of section 382 similarly apply to certain other tax attributes (such as general business credits, minimum tax credits, foreign tax credits and capital loss carryovers).

     The harsh effect of the ownership change rules of section 382 may be ameliorated by an exception that applies in the case of federal bankruptcy reorganizations. Under the so-called "section 382(l)(5) bankruptcy exception" to section 382, if the reorganization results in an exchange by qualifying creditors and stockholders of their claims and interests for at least 50% of the debtor corporation's stock (determined by vote and value), then the general ownership change rules will not apply. Instead, the debtor corporation will be subject to a different tax regime under which NOLs are not limited on an annual basis but are reduced by (i) the amount of interest deductions claimed during the three taxable years preceding the date of the reorganization, and during the part of the taxable year prior to and including the reorganization, in respect of debt of the corporation converted into stock in the reorganization, and (ii) in the case of a title 11 case filed on or before December 31, 1994 (such as that of the Company), 50% of the excess of the amount of debt of the corporation (other than indebtedness for interest included in clause (i)) satisfied with stock in an exchange to which the former stock-for-debt exception from the realization of discharge of indebtedness income applied over the value of the stock so issued. Moreover, if the section 382(l)(5) bankruptcy exception applies, section 382(l)(5)(D) provides that any further more than 50% ownership change (as defined in section 382(g) of the Tax Code) of the debtor within a two-year period will result in forfeiture of all of the debtor's NOLs incurred through the date of such second ownership change.

     The Company believes that a more than 50% ownership change occurred as a result of the Merger. However, because of the application of the section 382(l)(5) bankruptcy exception, the Company believes that the general ownership change rules of section 382 did not apply to limit the utilization of the Company's NOLs. In addition, none of the mandatory reductions in the amount of NOLs required by the section 382(l)(5) bankruptcy exception applied. Accordingly, the Company believes that section 382 did not limit, or otherwise reduce, the NOLs that existed at the time of the Merger and, therefore, approximately $596 million of NOLs were available to the Company to offset future taxable income as of December 31, 1995. In addition, the Company believes that it has not experienced a more than 50% ownership change (as defined in section 382(g) of the Tax Code) since the prior ownership change that occurred as a result of the Merger and, therefore, that the Company's NOLs have not been forfeited under section 382(l)(5)(D) and are not otherwise subject to an annual limitation imposed by section 382. In order to prevent such a future change in ownership, the Company's Certificate of Incorporation contains certain transfer restrictions on the Company's capital stock, including the Common Stock. See "Description of Common Stock." The Company also believes that section 383 did not apply to limit the Company's utilization of certain other tax attributes (such as general business credits, minimum tax credits, foreign tax credits and capital loss carryovers).

     Aside from sections 382 and 383, section 384 of the Tax Code provides that, if the assets of a corporation are acquired by another corporation in a reorganization described in subparagraphs (A), (C) or (D) of section 368(a)(1) of the Tax Code, any built-in gain in the acquired assets that is recognized (i.e., the "recognized built-in gain") during the five-year period beginning on the acquisition date (i.e., the "recognition period") may not be offset by any preacquisition loss (including NOLs and possible built-in losses). For purposes of applying this rule, the term "recognized built-in gain" means any gain recognized during the recognition period on the disposition of any asset except to the extent that it is established by the acquiring corporation that (1) such asset was not held on the acquisition date or (2) such gain exceeds the excess (if any) of the fair market value of such asset on the acquisition date over the adjusted tax basis of such asset on such date. Moreover, any item of income which is properly taken into account for any recognition period taxable year but which is attributable to periods before the acquisition date will be treated as a recognized built-in gain for the taxable year in which it is properly taken into account. The amount of the recognized built-in gains for any recognition period taxable year cannot exceed the "net unrealized built-in gain" (as defined in section 382(h) of the Tax Code) immediately before the acquisition date, reduced by the recognized built-in gains for the prior years ending in the recognition period which (but for the application of this rule) would have been offset by preacquisition losses.

     The Company has taken the position that the Merger was a reorganization described in section 368(a)(1)(G) of the Tax Code and, therefore, section 384 does not apply to limit the Company's ability to use its NOLs to offset any built-in gain that may be inherent in the assets acquired from J-Hawk. Based upon a private letter ruling issued to another taxpayer, the Company believes that the IRS may take a contrary position. If the IRS were successful in challenging the Company's position, the Company would not be able to use its NOLs to offset any such recognized built-in gains. The Company believes, however, that even if its position with respect to section 384 is not sustained in a dispute with the IRS, the amount of any built-in gain that may be inherent in the assets acquired from J-Hawk and subject to section 384 will not have a material adverse effect on the Company's consolidated financial position or results of operations. In addition to potentially applying to the assets acquired from J-Hawk, section 384 will apply to limit the Company's ability to use its NOLs to offset any built-in gain that may be inherent in the assets of Harbor Financial Mortgage Corporation acquired by the Company, and may limit the Company's ability to use its NOLs to offset any built-in gain which may be inherent in the assets of other corporations acquired by the Company.

     Application of Tax Code Section 269. Pursuant to section 269(a) of the Tax Code, the IRS may disallow a corporate tax benefit if the principal purpose for
(1) an acquisition of 50% or more (determined by vote or value) of the stock of a corporation (see section 269(a)(1)) or (2) a tax-free acquisition, directly or indirectly, of property of another corporation, which corporation was not controlled by the acquiring corporation or its stockholders immediately prior to such acquisition (see section 269(a)(2)), is the evasion or avoidance of federal income tax by securing a corporate tax benefit that would not otherwise be available. Thus, in addition to the limitations on, and reductions in, tax attributes set forth in sections 382, 383 and 384, the IRS may assert that section 269 authorizes it to disallow any deduction of the Company's NOLs if section 269(a)(1) or section 269(a)(2) were to apply and the Merger is determined to have been structured principally for tax avoidance purposes. This determination is primarily a question of fact. In connection with a more than 50% ownership change(as defined in section 382(g) of the Tax Code) to which the section 382(l)(5) bankruptcy exception (discussed above) applies, an acquisition of control or property within the meaning of sections 269(a)(1) and 269(a)(2), respectively, is presumed to be made for the principal purpose of tax avoidance unless the corporation carries on more than an insignificant amount of an active trade or business during and subsequent to the title 11 case.

     Because certain J-Hawk shareholders owned FCBOT common stock prior to the Merger such that former J-Hawk shareholders' aggregate ownership of FCBOT immediately following the Merger exceeded 50%, an acquisition of control may have occurred within the meaning of section 269(a)(1). Furthermore, even if such an acquisition of control did not occur, section 269 may nevertheless be rendered potentially applicable as a result of the Company's acquisition of J-Hawk (see section 269(a)(2)). In either case, the Company does not believe that section 269 will limit the utilization of the $596 million of NOLs available to the Company as of December 31, 1995 because the Merger was structured primarily for business reasons and the Company has retained and carried on more than an insignificant amount of FCBOT's pre-bankruptcy active trade or business. Nonetheless, there can be no assurance that the IRS will not challenge the utilization of such NOLs under section 269 and, if challenged, that the IRS would not be successful in disallowing all or a significant portion of the Company's NOLs arising prior to the Merger.

CURRENT IRS AUDIT

     The federal income tax returns of J-Hawk for the tax year ended December 31, 1994 and for the short tax year ended July 2, 1995 are currently being audited by the IRS. To date, the IRS has not proposed any significant adjustments to the tax returns as originally filed. The IRS, however, has not completed its audit and it is possible that future adjustments to the tax returns could be proposed. None of the Company's federal income tax returns are currently under audit.

ALTERNATIVE MINIMUM TAX

     A corporation is required to pay alternative minimum tax to the extent that 20% of the corporation's "alternative minimum taxable income" ("AMTI") exceeds the corporation's regular tax liability for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, a corporation is entitled to offset no more than 90% of its AMTI with NOLs (as computed for alternative minimum tax purposes). Thus, if the Company is subject to the alternative minimum tax, a federal tax of 2% (20% of the 10% of AMTI not offset by NOLs) will apply to any net taxable income earned by the Company that is otherwise offset by NOLs.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities offered hereby (1) through underwriters or dealers; (2) through agents; (3) directly to purchasers; or (4) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement relating to the Offered Securities will set forth their offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of underwriters or dealers to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     Each series of Offered Securities other than Common Stock will be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by Weil, Gotshal & Manges LLP, Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included in such Form 10-K, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of the WAMCO Partnerships as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included in such Form 10-K, and upon the authority of said firm as experts in accounting and auditing.
                             ---------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Summary...............................   S-3
Recent Developments...................  S-11
Forward-Looking Statements............  S-11
Risk Factors..........................  S-11
Use of Proceeds.......................  S-12
Capitalization........................  S-13
Selected Financial and Other
  Information.........................  S-14
Business..............................  S-17
Management............................  S-50
Certain Terms of the Series A
  Preferred Stock.....................  S-53
Underwriting..........................  S-56
Legal Matters.........................  S-57
              PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Risk Factors..........................     3
Ratio of Earnings to Fixed Charges and
  Earnings to Combined Fixed Charges
  and Preferred Stock Dividends.......    12
Use of Proceeds.......................    13
Description of Debt Securities........    13
Description of Preferred Stock........    19
Description of Common Stock...........    20
Certain Federal Income Tax
  Considerations......................    22
Plan of Distribution..................    26
Legal Matters.........................    26
Experts...............................    27

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                                 800,000 SHARES

                                [FIRSTCITY LOGO]
                         % CUMULATIVE PREFERRED STOCK, SERIES A
                      ------------------------------------

                             PROSPECTUS SUPPLEMENT

                      ------------------------------------

                         KEEFE, BRUYETTE & WOODS, INC.

                               PIPER JAFFRAY INC.
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